
13001544

FOCUSED ACTIONS



Annual Report 2012

Leggett & Platt® INCORPORATED

Contents

We completed a very good year in 2012. *Sales grew, margins expanded, and we set a record for earnings per share from continuing operations. We benefited as demand began to recover, and we're optimistic that there's room for more improvement in our markets, which would mean further positive results from Leggett & Platt.*

Even so, we're not relying solely on market momentum to move us forward. On the following pages, we describe ***Focused Actions*** *we're taking, many of which are incremental to or outside of our traditional market roles, to ensure our future success.*

ENTERING ATTRACTIVE MARKETS

We often say Leggett & Platt products are everywhere – at home, in your office, in your car – now we can add "in the sky" to the list. We went airborne in early 2012 with the acquisition of Western Pneumatic Tube – the leading supplier of titanium, nickel, and stainless steel tubing for the aerospace industry.

Western is a perfect example of the type of growth opportunity we identified when we changed strategy a few years ago – it's a strong business with sustainable competitive advantage in a very attractive market (e.g., higher growth, higher margin).

Aerospace demand is up, and we expect it to continue to rise. Western's market advantage is strong – not just anyone can make Western's types of products. It takes technical expertise, ultra-high quality, and rigorous certifications. Western fits well with our existing skill sets and culture. This combination of a robust competitive position, strong "fit", and an attractive and growing market made Western an ideal acquisition.



Western Pneumatic Tube brings strong advantage in the growing aerospace market.





EXPANDING OUR ROLE

Leggett & Platt has more than 100 years of experience in manufacturing, but as we look for ways to expand our reach, we consider the entire value chain – including raw materials, assembly, distribution, and retail. In some cases, we find a very attractive position in a non-manufacturing capacity.

In our Hanes Geo business, we manufacture only a few of the products we sell. Instead, we use purchasing leverage and scale (both of which are growing) to source for distribution a wide range of products – e.g., for ground stabilization, drainage protection, and erosion control – for the construction and landscaping industries.





Hanes Geo focuses on distribution.





INNOVATING
WITH MARKET LEADERS

Product development has long been a meaningful part of Leggett & Platt's success. By engaging with our customers at the early stages of product design, we are finding ways to improve that innovation success rate.

Building on the rich product development history of our Office Components business, we expanded our design and development efforts with a multi-disciplined team approach. Combining technical expertise, market insight, and project management, our design and development group collaborates with top industrial designers and office furniture manufacturers to generate innovative ideas and product concepts.

An understanding of the customer's needs and objectives on the front end of development enables us to design components integral to the end-product's performance, improving our "win" rate on the overall business. Through these efforts, we've broadened our role from solely a source of catalog components to a provider of integrated design solutions.

Providing integrated design solutions for office furniture.





LISTENING
TO CONSUMERS

Serving our markets better means understanding consumer preferences and needs. We traditionally relied solely on our customers (other manufacturers or retailers) to help us understand what consumers want. In recent years, we have also used our own market research to gain this insight.

Our Adjustable Bed Group has experienced unprecedented growth over the last few years.

To continue advancing this business, we conducted a year of in-depth consumer research to learn which factors matter most to target consumers when they shop for a bed. We found that consumers view adjustable beds which incorporate enhanced functionality and modern aesthetics as lifestyle-enhancing products. The insights we gather from these studies inspire new product features, style, and branding activity, all of which we employ to attract our target consumers.



Consumer insights inspire adjustable bed design.



See how our adjustable beds are built for the way you live.

http://goo.gl/Ij3Vi





ENHANCING
PRODUCT VALUE

In some of our basic product groups, we are finding new ways to add value through more technical manufacturing processes.

Our North American automotive operations have invested in "overmolding" capabilities that enable us to take a wire form used for seat suspension and integrate additional features through an injection molding process.

These features streamline the attachment of electronic control modules, motors, and circulation fans used in the finished vehicle seat. The enhanced seat suspension systems resulting from this process provide labor-saving benefits for our customers, and attractive margins for us.



Overmolding process increases value of automotive seat suspensions.


FESTO


SPRINGZ
PHOAM

LEADING
THE DIALOGUE

Supporting innovation in the bedding industry through product design is nothing new to Leggett & Platt, but we are also finding other ways to facilitate the industry's success.

Leggett & Platt led the industry once again in 2012 by introducing the term "hybrid" into the mattress category. Mattresses that combine layers of specialty foam on top of innerspring cores have existed for years. But it was Leggett & Platt that helped the industry understand a simple way to talk about this construction using a common consumer products term: hybrid.

By using the term with consumers, mattress retailers are able to shorten the selling process and increase the amount of the average sales ticket. To help the bedding industry get the word out about hybrid mattresses, we created an on-line community and training center (sleep-geek.com) built for retail sales associates.

With strong consumer demand for hybrids, we have had great success with our Comfort Core® fabric-encased innersprings that are used in many of these mattresses.

Leggett & Platt brings "Hybrid" to the mattress conversation.


GET HYBRID

A central part of the effort to brand "hybrids" was our production of a music video. Watch Springz and Phoam perform in "Get Hybrid."



www.ultimate-hybrid.com


SLEEP GEEK™

FINANCIAL HIGHLIGHTS

Leggett & Platt (NYSE: LEG), a member of the S&P 500 index and pioneer in the development of steel coil bedsprings, was founded as a partnership in Carthage, Missouri, in 1883 and incorporated in 1901. Our stock was first publicly traded in 1967, and listed on the NYSE in 1979. Today, Leggett & Platt is a diversified manufacturer that conceives, designs, and produces a wide range of engineered components and products that can be found in most homes, offices, and automobiles, and also in many airplanes and retail stores.

Our firm is composed of 20 business units, 18,000 employee-partners, and 130 manufacturing facilities located in 17 countries.

Total Shareholder Return (TSR)	2012	2011	2010
Leggett & Platt	**24%**	6%	17%
S&P 500 Index	**16%**	2%	15%
Leggett annual percentile rank among S&P 500 (1% is best)	**30%**	42%	54%
Leggett trailing 3-year rank among S&P 500 (1% is best)	**37%**	38%	8%

TSR = (Change in Stock Price + Dividends) / Beginning Stock Price; values assume dividends are reinvested

Financial Results	2012	2011	2012 vs. 2011
(Dollar amounts in millions, except per share data)			
Net sales	**$3,721**	$3,636	2%
Gross profit margin	**20.1%**	18.3%	
EBIT margin (earnings before interest and taxes)	**9.2%**	6.5%	
Net cash provided by operating activities	**450**	329	37%
EPS (earnings per diluted share)	**1.70**	1.04	63%
Cash dividends declared per share	**1.14**	1.10	
Dividend yield (based on stock price at start of year)	**4.9%**	4.8%	
End-of-year shares outstanding (millions)	**142.1**	139.4	2%
Total assets	**3,255**	2,915	12%
Long-term debt	**854**	833	3%
Net debt to net capital	**29.4%**	28.6%	


Net Sales
(millions of dollars)
4500
4000
3500
3000
2500
2000
2007
2008
2009
2010
2011
2012


EBIT Margin
(percent)
10.0
7.5
5.0
2.5
0
2007
2008
2009
2010
2011
2012


EPS
(dollars)
2.0
1.5
1.0
.50
0
2007
2008
2009
2010
2011
2012


Return on Equity
(percent)
20
15
10
5
0
-5
2007
2008
2009
2010
2011
2012

LETTER TO SHAREHOLDERS

Five-Years Under New Strategy

It's been five years since our November 2007 announcement of a critical change in strategic direction and focus for Leggett & Platt. We are very pleased with the results we've been able to deliver to you as our shareholders:

- For 5 years in a row Leggett & Platt stock has provided a better return than the stock market in general, as measured by the S&P 500 index.
- Investors who bought Leggett & Platt stock at the end of 2007 doubled their money by the end of 2012, assuming they reinvested dividends. During that 5-year period the stock market generally, as measured by S&P 500 index, provided investors with only a 2% annual return.
- Our stock typically provides one of the highest dividend yields among the companies that Standard & Poors includes in its "Dividend Aristocrats."

We are confident that our strong stock performance stems, in large part, from our decision five years ago to modify the company's strategy.

Our primary long-term financial goal, as announced in late 2007, is to consistently rank in the top third of the S&P 500 companies for Total Shareholder Return (TSR[1]) as measured over rolling 3-year periods. For the three years ending December 31, 2012, we generated annual average TSR of 16%, compared to 11% for the S&P 500 index. That TSR performance placed us in the top 37% of the S&P 500 companies, just shy of our goal to be in the top third.

The SEC requires that each company annually publish a five-year stock performance chart; you'll find ours on page 16. That chart indicates that we have delivered significantly better TSR than both our 10-company diversified manufacturing peer group and the S&P 500 index. In fact, our five-year performance ranks in the top 11% of all companies in the S&P 500. Our stockholders continue to benefit from our efforts to achieve significant TSR by profitably growing revenue, expanding our margins, paying meaningful dividends, and buying back our stock.

2012 Overview

For the full year, we achieved record EPS of $1.70 on sales of $3.7 billion, including unusual tax benefits that likely won't recur. If we set aside those tax benefits, we still set a new record – of $1.46 – for adjusted EPS from Continuing Operations. EPS growth related primarily to higher unit volume, cost improvements, and the Western Pneumatic Tube acquisition.

We realized meaningful operational progress in 2012. As expected, we benefitted from significant operating leverage as unit volumes grew in several of our businesses. This increased our earnings and significantly improved both gross margin and EBIT margin. We completed the restructuring activity that was initiated in late 2011, and realized the anticipated benefits. We acquired Western Pneumatic Tube early in the year, and it exceeded our performance expectations for its first year in our portfolio. As a result of these efforts, both EPS and EBIT grew significantly in 2012.

Cash from operations grew meaningfully as well, and we again generated significantly more than enough cash from operations to fund dividends and capital expenditures, something we've accomplished for over 20 years. We continued to maintain excess production capacity, and remain well poised for additional earnings growth as the economy expands and demand improves. We raised our dividend for the 41st consecutive year, and provided a 5% dividend yield to shareholders. Finally, we maintained our strong balance sheet; net debt to net cap changed little from the start of 2012, and we ended the year with our entire $600 million commercial paper program fully available.


Cash from Operations
(millions of dollars)
700
525
350
175
0
2007
2008
2009
2010
2011
2012


Net Debt to Net Cap
(percent)
30
25
20
15
10
2007
2008
2009
2010
2011
2012


Outstanding Shares
(millions)
180
165
150
135
120
2007
2008
2009
2010
2011
2012


Dividends Per Share
(cents)
120
100
80
60
40
2007
2008
2009
2010
2011
2012

1 TSR = (Change in Stock Price + Dividends) / Beginning Stock Price; values assume dividends are reinvested

LETTER TO SHAREHOLDERS

Western Pneumatic

In January 2012 we completed the acquisition of Western Pneumatic Tube, our first significant acquisition since 2007. Western specializes in fabricating thin-walled, large diameter, welded tubing and specialty formed products from titanium, nickel-based alloys, and stainless steel for leading aerospace suppliers and manufacturers. The company is competitively advantaged and participates in a growing, profitable, attractive market. Given our keen familiarity with tube manufacturing and metal-working processes, Western is an excellent fit for us.

Future Outlook

Our financial goal is unchanged: to produce TSR that ranks in the top third among the S&P 500. If we assume the stock market will typically generate a 10% TSR over time, then we need to produce average annual TSR of 12-15% to be in the top third. Tactically, we aim to achieve that level of TSR as follows:

- 2% from GDP-related volume growth, which we assume will average 2-3% per year
- 2-3% from acquisition-related revenue and EBIT growth
- 2-3% from 20-30 basis points of EBIT margin improvement
- 3-4% from dividend yield
- 2-4% from buyback of our stock

Summed together, this yields annual TSR of 12-15%.

For planning purposes, we expect 2013 sales to grow moderately and anticipate increased EBIT margins as a result of our ongoing efforts. Whenever the economy does improve, our sales can rebound meaningfully without the need for much capital investment. For every $100 million of incremental sales from unit volume growth, EPS should increase by at least 10 cents.

As has been our practice since 2007, after funding dividends and capital expenditures, any remaining cash flow will be targeted toward acquisitions and / or stock repurchases. We continue to search for potential acquisitions that possess sustainable competitive advantage, move us into more profitable and higher growth markets, and "fit" well with our strategy and competencies. Future acquisitions will likely be larger, but less frequent, than before the 2007 strategy change. Our target is for acquisitions to provide 2-3% average annual growth for the company, a much lower goal than prior to 2007.

In periods where no significant acquisitions are completed, we will likely use excess cash flow to repurchase our stock. We have standing authorization from the Board of Directors to repurchase up to 10 million shares annually.

We deeply appreciate and value your continued investment, confidence, and partnership with Leggett & Platt.



David S. Haffner
President and CEO



Karl G. Glassman
Executive VP and COO

February 28, 2013

SIX-YEAR FINANCIAL DATA

Leggett & Platt, Incorporated

(Dollar amounts in millions, except per share data)	**2012**	2011	2010	2009	2008	2007
Total Shareholder Return, or TSR[(1)]						
Leggett & Platt annual TSR	**24%**	6%	17%	43%	(8)%	(24)%
S&P 500 Index annual TSR	**16%**	2%	15%	26%	(37)%	5%
Leggett annual percentile rank among S&P 500 (1% is best)	**30%**	42%	54%	39%	10%	82%
Leggett trailing 3-year rank among S&P 500 (1% is best)	**37%**	38%	8%	—	—	—
Summary of Continuing Operations						
Net sales	**$3,721**	$3,636	$3,359	$3,055	$4,076	$4,250
Gross profit	**748**	665	655	630	691	796
Gross margin	**20.1%**	18.3%	19.5%	20.6%	17.0%	18.7%
EBIT (earnings before interest and taxes)	**341**	238	288	230	232	196
EBIT margin	**9.2%**	6.5%	8.6%	7.5%	5.7%	4.6%
Interest expense, net	**37**	32	33	32	40	49
Income taxes	**56**	50	72	77	65	82
Summary of Earnings						
Net earnings from continuing operations	**248**	156	184	121	128	65
Net earnings attributable to L&P	**248**	153	177	112	104	(11)
EPS (earnings per diluted share) from continuing operations	**1.68**	1.04	1.16	0.74	0.73	0.33
EPS (including discontinued operations)	**1.70**	1.04	1.15	0.70	0.62	(0.06)
Common Stock Data						
Cash dividends declared per share	**1.14**	1.10	1.06	1.02	1.00	0.78
Dividend yield (based on stock price at start of year)	**4.9%**	4.8%	5.2%	6.7%	5.7%	3.3%
Dividend payout ratio[(2)]	**67%**	106%	92%	146%	161%	–nm–
Stock price range – High	**27.89**	26.95	25.15	21.44	24.60	24.73
Low	**19.26**	17.80	17.89	10.03	12.03	17.14
End of year	**27.22**	23.04	22.76	20.40	15.19	17.44
End-of-year shares outstanding (millions)	**142.1**	139.4	146.2	148.8	155.8	168.7
Percent change in shares outstanding	**1.9%**	(4.7)%	(1.7)%	(4.5)%	(7.7)%	(5.2)%
Average diluted shares outstanding (millions)	**146.0**	147.0	153.3	160.0	168.2	179.8
Year-End Financial Position						
Cash and cash equivalents	**$ 359**	$ 236	$ 245	$ 261	$ 165	$ 205
Total assets	**3,255**	2,915	3,001	3,061	3,162	4,072
Long-term debt + current debt maturities	**1,056**	836	764	799	874	1,089
Equity	**1,442**	1,308	1,524	1,576	1,671	2,148
Total capital[(3)]	**2,524**	2,329	2,478	2,526	2,638	3,273
Net debt to net capital[(4)]	**29.4%**	28.6%	23.3%	23.7%	28.4%	28.0%
Return on average equity[(5)]	**18.0%**	10.8%	11.4%	6.9%	5.5%	(0.5)%
Cash Flow Components						
Net cash provided by operating activities	**$ 450**	$ 329	$ 363	$ 565	$ 436	$ 614
Dividends paid[(6)]	**200**	156	155	157	165	125
Capital expenditures	**71**	75	68	83	118	149
Debt repayment (additions), net	**(202)**	(65)	46	64	276	34
Acquisitions, net of cash acquired	**212**	7	5	3	10	111
Stock repurchases, net	**(6)**	205	106	188	291	230

(1) TSR = [change in stock price + dividends] / beginning stock price; values assume dividend reinvestment. Company goal is to be in the top 1/3 of the S&P 500 over rolling 3-year periods.

(2) Calculated as: per share dividends declared / earnings per share.

(3) Calculated as: long-term debt + deferred taxes + other long-term liabilities + equity.

(4) Calculated as: (long-term debt + current debt maturities - cash) / (total capital + current debt maturities - cash). For more detail, refer to the Capitalization section of Management's Discussion and Analysis in the Form 10-K.

(5) Calculated as: net earnings / average equity.

(6) In 2012, the Company paid 5 quarterly dividends; accelerated the January 2013 dividend payment into December 2012

nm = not meaningful

STOCK PERFORMANCE

The following graph and data table show the cumulative total shareholder return for five years (ending December 31, 2012) for Leggett & Platt, the S&P 500 Composite Index and our Peer Group. These figures assume all dividends are reinvested, and are based on initial investments of $100 on December 31, 2007. The Peer Group consists of manufacturing companies that, though they are involved in different industries, resemble Leggett & Platt in diversification, strategy, growth objectives, acquisitiveness, customer breadth, and geographic extent. The group includes:

- Carlisle Companies
- Danaher Corporation
- Dover Corporation
- Eaton Corporation
- Emerson Electric Co.
- Illinois Tool Works
- Ingersoll-Rand
- Masco Corporation
- Pentair Inc.
- PPG Industries

5-Year Cumulative Total Return



$220
$200
$180
$160
$140
$120
$100
$80
$60
2007
2008
2009
2010
2011
2012
Leggett & Platt
Peer Group
S&P 500 Index

	Dec 07	Dec 08	Dec 09	Dec 10	Dec 11	Dec 12
Leggett & Platt	100	92	132	155	165	**204**
Peers	100	62	85	111	100	**131**
S&P 500	100	63	80	92	94	**109**

NOTE: The Peer Group has changed versus last year. Cooper Industries was acquired by Eaton and has been removed.

CORPORATE OFFICERS

Senior Corporate Executives:

David S. Haffner	President, CEO
Karl G. Glassman	Executive Vice President, COO
Matthew C. Flanigan	Sr. Vice President, CFO
David M. DeSonier	Sr. VP, Strategy and Investor Relations
Scott S. Douglas	Sr. VP, General Counsel
John G. Moore	Sr. VP, Chief Legal & HR Officer

Corporate Vice Presidents:

Lance G. Beshore	Public Affairs and Government Relations
Michael W. Blinzler	Information Technology
Maik Breckwoldt	Logistics
Benjamin M. Burns	Internal Audit and Due Diligence
Russell J. Iorio	Mergers and Acquisitions
W. Robert McKinzie	Operations Services
Sheri L. Mossbeck	Treasurer
Kenneth W. Purser	Chief Tax Officer
William S. Weil	Controller, Chief Accounting Officer

Senior Operating Vice Presidents:

Jack D. Crusa	Specialized Products
Perry E. Davis	Residential Furnishings
Joseph D. Downes, Jr.	Industrial Materials
Dennis S. Park	Commercial Fixturing & Components

Operating Vice Presidents:

William A. Avise	Drawn Wire
Randall M. Ford	Home Furnishings Components
Russell N. Fugate	Office Components
J. Anthony Garrett	Global Systems and Machinery
Jerry W. Greene, Jr.	Fabric and Geo Components
Charles A. Kallil, Sr.	Tubing and Fabricated Wire
Elliott J. Lyons	Commercial Vehicle Products
Vincent S. Lyons	Engineering & Technology
Ronald L. McComas, Jr.	Store Fixtures
J. Eric Rhea	Bedding Components

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to .

Commission File Number 001-07845

LEGGETT & PLATT, INCORPORATED

(Exact name of registrant as specified in its charter)

Missouri	**44-0324630**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
No. 1 Leggett Road Carthage, Missouri	**64836**
(Address of principal executive offices)	(Zip code)

Registrant's telephone number, including area code: (417) 358-8131

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of Each Class	Name of each exchange on which registered
Common Stock, $.01 par value	New York Stock Exchange

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant (based on the closing price of our common stock on the New York Stock Exchange) on June 29, 2012 was $2,843,057,686.

There were 142,770,077 shares of the registrant's common stock outstanding as of February 22, 2013.

DOCUMENTS INCORPORATED BY REFERENCE

Part of Item 10, and all of Items 11, 12, 13 and 14 of Part III are incorporated by reference from the Company's definitive Proxy Statement for the Annual Meeting of Shareholders to be held on May 9, 2013.

TABLE OF CONTENTS
LEGGETT & PLATT, INCORPORATED—FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2012

Forward-Looking Statements

This Annual Report on Form 10-K and our other public disclosures, whether written or oral, may contain "forward-looking" statements including, but not limited to: projections of revenue, income, earnings, capital expenditures, dividends, capital structure, cash flows or other financial items; possible plans, goals, objectives, prospects, strategies or trends concerning future operations; statements concerning future economic performance; and the underlying assumptions relating to the forward-looking statements. These statements are identified either by the context in which they appear or by use of words such as "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "should" or the like. All such forward-looking statements, whether written or oral, and whether made by us or on our behalf, are expressly qualified by the cautionary statements described in this provision.

Any forward-looking statement reflects only the beliefs of the Company or its management at the time the statement is made. Because all forward-looking statements deal with the future, they are subject to risks, uncertainties and developments which might cause actual events or results to differ materially from those envisioned or reflected in any forward-looking statement. Moreover, we do not have, and do not undertake, any duty to update or revise any forward-looking statement to reflect events or circumstances after the date on which the statement was made. For all of these reasons, forward-looking statements should not be relied upon as a prediction of actual future events, objectives, strategies, trends or results.

Readers should review Item 1A Risk Factors in this Form 10-K for a description of important factors that could cause actual events or results to differ materially from forward-looking statements. It is not possible to anticipate and list all risks, uncertainties and developments which may affect the future operations or performance of the Company, or which otherwise may cause actual events or results to differ materially from forward-looking statements. However, the known, material risks and uncertainties include the following:

- factors that could affect the industries or markets in which we participate, such as growth rates and opportunities in those industries;
- adverse changes in inflation, currency, political risk, U.S. or foreign laws or regulations (including tax law changes), consumer sentiment, housing turnover, employment levels, interest rates, trends in capital spending and the like;
- factors that could impact raw materials and other costs, including the availability and pricing of steel scrap and rod and other raw materials, the availability of labor, wage rates and energy costs;
- our ability to pass along raw material cost increases through increased selling prices;
- price and product competition from foreign (particularly Asian and European) and domestic competitors;
- our ability to improve operations and realize cost savings (including our ability to fix under-performing operations and to generate future earnings from restructuring-related activities);
- our ability to maintain profit margins if our customers change the quantity and mix of our components in their finished goods;
- our ability to achieve expected levels of cash flow;
- our ability to maintain and grow the profitability of acquired companies;
- our ability to maintain the proper functioning of our internal business processes and information systems and avoid modification or interruption of such systems, through cyber-security breaches or otherwise;
- a decline in the long-term outlook for any of our reporting units that could result in asset impairment;
- our ability to control expenses related to "conflict mineral" regulations and to effectively manage our supply chains to avoid loss of customers; and
- litigation including product liability and warranty, taxation, environmental, intellectual property, anti-trust, option backdating and workers' compensation expense.

PART I

Item 1. Business.

Summary

Leggett & Platt, Incorporated was founded as a partnership in Carthage, Missouri in 1883 and was incorporated in 1901. The Company, a pioneer of the steel coil bedspring, has become an international diversified manufacturer that conceives, designs and produces a wide range of engineered components and products found in many homes, offices, retail stores, automobiles and commercial aircraft. As discussed below, our operations are organized into 20 business units, which are divided into 10 groups under our four segments: Residential Furnishings; Commercial Fixturing & Components; Industrial Materials; and Specialized Products.

Overview of Our Segments

Residential Furnishings Segment


Residential Furnishings
Bedding Group
Business Units:
U.S. Spring
International Spring
Furniture Group
Business Units:
Furniture Hardware
Seating and Distribution
Consumer Products
Adjustable Bed
Fabric & Carpet Underlay Group
Business Units:
Fabric Converting
Carpet Underlay
Geo Components

Our Residential Furnishings segment began in 1883 with the manufacture of steel coiled bedsprings. Today, we supply a variety of components used by bedding and upholstered furniture manufacturers in the assembly of their finished products. Our range of products offers our customers a single source for many of their component needs.

Efficient manufacturing methods, internal production of key raw materials, and numerous manufacturing and assembly locations allow us to supply many customers with components at a lower cost than they can produce themselves. In addition to cost savings, sourcing components from us allows our customers to focus on designing, merchandising and marketing their products.

Products

Products manufactured or distributed by our Residential Furnishings groups include:

Bedding Group
- Innersprings (sets of steel coils, bound together, that form the core of a mattress)
- Wire forms for mattress foundations

Furniture Group
- Steel mechanisms and hardware (enabling furniture to recline, tilt, swivel, rock and elevate) for reclining chairs and sleeper sofas
- Springs and seat suspensions for chairs, sofas and love seats
- Steel tubular seat frames
- Bed frames, ornamental beds, and "top-of-bed" accessories
- Adjustable beds

Fabric & Carpet Underlay Group
- Structural fabrics for mattresses, residential furniture and industrial uses
- Carpet underlay materials (bonded scrap foam, felt, rubber and prime foam)
- Geo components (synthetic fabrics and various other products used in ground stabilization, drainage protection, erosion and weed control, as well as silt fencing)

Customers

Most of our Residential Furnishings customers are manufacturers of finished bedding products (mattresses and foundations) or upholstered furniture for residential use. We also sell many products, including ornamental beds, bed frames, adjustable beds, carpet underlay, and top-of-bed accessories, directly to retailers and distributors. We sell Geo Components products primarily to dealers, contractors, landscapers, road construction companies and government agencies.

Commercial Fixturing & Components Segment


Commercial Fixturing & Components
Store Fixtures Group
Office Furniture Components Group
Business Units:
Store Fixtures
Business Units:
Office Furniture Components

Our Store Fixtures group designs, produces, installs and manages our customers' store fixtures projects. Our Office Furniture Components group designs, manufactures, and distributes a wide range of engineered components targeted for the office seating market.

Products

Products manufactured or distributed by our Commercial Fixturing & Components groups include:

Store Fixtures Group

- Custom-designed, full store fixture packages for retailers, including shelving, counters, showcases and garment racks
- Standardized shelving used by large retailers, grocery stores and discount chains

Office Furniture Components Group

- Bases, columns, back rests, casters and frames for office chairs, and control devices that allow office chairs to tilt, swivel and elevate

Customers

Customers of the Commercial Fixturing & Components segment include:

- Retail chains and specialty shops
- Office, institutional and commercial furniture manufacturers

Industrial Materials Segment


Industrial Materials
Wire Group
Business Units:
Wire Drawing
Wire Products
Fabricated Wire
Steel Rod
Tubing Group
Business Units:
Steel Tubing
Aerospace Products

We believe that the quality of our products and services, together with low cost, have made us the leading U.S. supplier of drawn steel wire and a major producer of welded steel tubing. Our Wire group operates a steel rod mill with an annual output of approximately 500,000 tons, of which a substantial majority is used by our own wire mills. We have four wire mills that supply virtually all the wire consumed by our other domestic businesses. Our Steel Tubing business unit also supplies nearly all of our internal needs for welded steel tubing. In addition to supporting our internal requirements, we supply many external customers with wire and steel tubing products.

On January 12, 2012, we completed the acquisition of Western Pneumatic Tube Holding, LLC (Western). Western is a leading provider of integral components for critical aircraft systems, and forms the Aerospace Products business unit within the Tubing Group. Western specializes in fabricating thin-walled, large diameter, welded tubing and specialty formed products from titanium, nickel and other specialty materials for leading aerospace suppliers and OEMs. For further information about acquisitions, see Note R on page 104 of the Notes to Consolidated Financial Statements.

Products

Products manufactured or distributed by our Industrial Materials groups include:

Wire Group

- Steel rod
- Drawn wire
- Steel billets
- Fabricated wire products

Tubing Group

- Welded steel tubing
- Fabricated tube components
- Titanium and nickel tubing for the aerospace industry

Customers

We use about half of our wire output and about one-quarter of our steel tubing output to manufacture our own products. For example, we use our wire and steel tubing to make:

- Bedding and furniture components
- Motion furniture mechanisms
- Commercial fixtures and shelving
- Automotive seat components and frames

The Industrial Materials segment also has a diverse group of external customers, including:

- Bedding and furniture makers
- Automotive seating manufacturers
- Aerospace suppliers and OEMs
- Lawn and garden equipment manufacturers
- Mechanical spring makers
- Waste recyclers and waste removal businesses
- Medical supply businesses

Specialized Products Segment


Specialized Products
Automotive Group
Machinery Group
Commercial Vehicle Products Group
Business Units:
Automotive
Business Units:
Machinery
Business Units:
Commercial Vehicle Products

Our Specialized Products segment designs, produces and sells components for automotive seating, specialized machinery and equipment, and service van interiors. Our established design capability and focus on product development have made us a leader in innovation. We also benefit from our broad geographic presence and our internal production of key raw materials and components.

Products

Products manufactured or distributed by our Specialized Products groups include:

Automotive Group
- Manual and power lumbar support and massage systems for automotive seating
- Seat suspension systems
- Automotive control cables
- Low voltage motors and motion assemblies
- Formed metal and wire components for seat frames

Machinery Group
- Full range of quilting machines for mattress covers
- Machines used to shape wire into various types of springs
- Industrial sewing/finishing machines

Commercial Vehicle Products Group
- Van interiors (the racks, shelving and cabinets installed in service vans)

Customers

Our primary customers for the Specialized Products segment include:
- Automobile seating manufacturers
- Bedding manufacturers
- Telecommunication, cable, home service and delivery companies

Strategic Direction

Key Financial Metric

Total Shareholder Return (TSR), relative to peer companies, is the key financial measure that we use to assess long-term performance. TSR = (Change in Stock Price + Dividends)/Beginning Stock Price). Our goal is to achieve TSR in the top 1/3 of the S&P 500 over the long term through a balanced approach that employs all four TSR sources: revenue growth, margin expansion, dividends, and share repurchases.

We monitor our TSR performance (relative to the S&P 500) on a rolling three-year basis. For the three-year measurement period that ended December 31, 2012 we generated TSR of 16% per year, on average, which places us in the top 37% of the S&P 500. In addition, our TSR has exceeded that of the S&P 500 index for five consecutive years.

Our incentive programs reward return generation. Senior executives participate in a TSR-based incentive program (based on our performance compared to a group of approximately 320 peers). Business unit bonuses emphasize the achievement of higher returns on the assets under the unit's direct control.

Returning Cash to Shareholders

During the past three years, we generated $1.14 billion of operating cash, and we returned much of this cash to shareholders in the form of dividends and share repurchases. Dividends and share repurchases are expected to remain significant contributors to long-term TSR.

Since late 2007, we have raised quarterly dividends by 61%, from $.18 per share to $.29 per share currently. Our dividend payout target is 50-60% of earnings; however we have been above that target in recent years. Our dividend payout ratio (dividends declared per share/earnings per share) was 92%,106% and 67% in 2010, 2011 and 2012, respectively. As our markets recover, we expect to move back into our target payout range. In the meantime, we expect to generate enough cash to continue to pay and modestly grow the dividend. The Company has consistently (for over 20 years) generated operating cash in excess of our annual requirement for capital expenditures and dividends.

We expect to use cash (after funding capital expenditures, dividends, and growth opportunities) for share repurchases. During the past three years, we have repurchased 18.3 million shares of our stock (and issued 11.6 million shares through employee benefit plans), which reduced the net outstanding shares by 4.5%. In 2012, we repurchased 2.0 million shares (which includes shares withheld for taxes in option exercises and stock unit conversions; and forfeited stock units) at an average per share price of $25.35 (and issued 4.7 million shares through employee benefit plans). As discussed in more detail below under "Acquisitions," we completed the acquisition of Western Pneumatic Tube for a cash purchase price of $188 million in January 2012. As such, the level of share repurchases was lower in 2012 than in recent years and our shares outstanding rose by 2% to roughly 142 million at year-end.

Portfolio Management

We utilize a rigorous strategic planning process to help guide future decisions regarding business unit roles, capital allocation priorities, and new areas in which to grow. We review the portfolio classification of each unit on an annual basis to determine its appropriate role (Grow, Core, Fix, or Divest). This review includes criteria such as competitive position, market attractiveness, business unit size, and fit within our overall objectives, as well as financial indicators such as growth of earnings before interest and taxes (EBIT) and earnings before interest, taxes, depreciation and amortization (EBITDA), operating cash flows, and return on assets. Business units in the Grow category should provide avenues for profitable growth from competitively advantaged positions in attractive markets. Core business units are expected to enhance productivity, maintain market share, and generate cash flow from operations while using minimal capital. To remain in the portfolio, business units are expected to consistently generate after-tax returns in excess of our cost of capital. Business units that fail to consistently attain minimum return goals will be moved to the Fix or Divest categories.

Disciplined Growth

Long-term, we aim to eventually achieve consistent, profitable growth of 4-5% annually. To attain this goal, we will need to supplement the approximate 2-3% growth that our markets typically produce (in normal economic times) with two additional areas of opportunity. First, we must enhance our success rate at developing and commercializing innovative new products within markets in which we already enjoy strong competitive positions. Second, we need to uncover new growth platforms; opportunities in markets new to us containing margins and growth higher than the Company's average, and in which we would possess a competitive advantage.

Our long-term, 4-5% annual growth objective envisions periodic acquisitions. We seek acquisitions within our growth businesses, and look for opportunities to enter new, higher growth markets (carefully screened for sustainable competitive advantage). We expect all acquisitions to (a) have a clear strategic rationale, a sustainable competitive advantage, and a strong fit with the Company; (b) create value by enhancing Total Shareholder Return and have an internal rate of return in excess of 10%; (c) for stand-alone companies: generally, revenue in excess of $50 million, strong management and future growth opportunity with a strong market position in a market growing faster than GDP; and (d) for add-on companies: generally, revenue in excess of $15 million, significant synergies, and a strategic fit with an existing business unit.

Acquisitions

In January 2012, we acquired for a cash purchase price of $188 million, Western Pneumatic Tube, which produces thin-walled, large diameter, welded tubing and specialty formed products for aerospace applications. Western fabricates products from specialty materials, such as titanium, nickel, stainless steel, and other high strength metals for use in aircraft systems and aircraft engine systems, including fuel, hydraulic, pneumatic, environmental, life support, stability, and cooling systems. Western operates two facilities, one in Kirkland, Washington, and another in Poway, California, and is part of our Industrial Materials segment. For further information about acquisitions, see Note R on page 104 of the Notes to Consolidated Financial Statements.

We had no significant acquisitions in 2010 and 2011.

Divestitures

There were no significant divestitures in 2011 or 2012.

We divested the Storage Products business unit (previously in the Commercial Fixturing & Components segment) in the third quarter of 2010. No significant gains or losses were realized on the sale of this business unit. Storage Products is reflected as a discontinued operation with 2010 revenue of approximately $37 million. This unit sold storage racks and carts used in the food service and health care industries.

For further information about divestitures and discontinued operations, see Note B on page 75 of the Notes to Consolidated Financial Statements.

Segment Financial Information

For information about sales to external customers, sales by product line, EBIT, and total assets of each of our segments, refer to Note F on page 80 of the Notes to Consolidated Financial Statements.

Foreign Operations

The percentages of our external sales related to products manufactured outside the United States for the previous three years are shown below.


% Foreign External Sales
30%
20%
10%
0%
28%
29%
27%
2010
2011
2012

Our international operations are principally located in China, Europe, Canada and Mexico. The products we make in these countries primarily consist of:

China

- Innersprings for mattresses
- Recliner mechanisms and bases for upholstered furniture
- Formed wire for upholstered furniture
- Retail store fixtures and gondola shelving
- Office furniture components, including chair bases and casters
- Formed metal products, lumbar and seat suspension systems for automotive seating
- Cables and small electric motors used in lumbar systems for automotive seating
- Machinery and replacement parts for machines used in the bedding industry

Europe

- Innersprings for mattresses
- Wire and wire products
- Lumbar and seat suspension systems for automotive seating
- Machinery and equipment designed to manufacture innersprings for mattresses and other bedding-related components

Canada

- Fabricated wire for the furniture and automotive industries
- Chair bases, table bases and office chair controls
- Lumbar supports for automotive seats
- Wire and steel storage systems and racks for the interior of service vans and utility vehicles

Mexico

- Innersprings and fabricated wire for the bedding industry
- Retail point-of-purchase displays
- Automotive control cable systems and seating components
- Shafts for the appliance industry

Our international expansion strategy is to locate our operations where we believe we would possess a competitive advantage and where demand for components is growing. Also, in instances where our customers move the production of their finished products overseas, we have located facilities nearby to supply them more efficiently.

Our international operations face the risks associated with any operation in a foreign country. These risks include:

- Foreign currency fluctuation
- Foreign legal systems that make it difficult to protect intellectual property and enforce contract rights
- Credit risks
- Increased costs due to tariffs, customs and shipping rates
- Potential problems obtaining raw materials, and disruptions related to the availability of electricity and transportation during times of crisis or war
- Inconsistent interpretation and enforcement, at times, of foreign tax schemes
- Political instability in certain countries

Our Specialized Products segment, which derives roughly 75% of its trade sales from foreign operations, is particularly subject to the above risks. These and other foreign-related risks could result in cost increases, reduced profits, the inability to carry on our foreign operations and other adverse effects on our business.

Geographic Areas of Operation

We have manufacturing facilities in countries around the world, as shown below.

	Residential Furnishings	Commercial Fixturing & Components	Industrial Materials	Specialized Products
North America				
Canada	■	■		■
Mexico	■		■	■
United States	■	■	■	■
Europe				
Austria				■
Belgium				■
Croatia	■			■
Denmark	■			
Germany				■
Hungary				■
Italy		■		■
Switzerland				■
United Kingdom	■			■
South America				
Brazil	■			
Asia / Pacific				
China	■	■		■
India				■
South Korea				■
Africa				
South Africa	■			

For further information concerning our external sales related to products manufactured outside the United States and our tangible long-lived assets outside the United States, refer to Note F on page 80 of the Notes to Consolidated Financial Statements.

Sales by Product Line

The following table shows our approximate percentage of external sales by classes of similar products for the last three years:

Product Line	2012	2011	2010
Bedding Group	18%	18%	19%
Furniture Group	18	17	18
Fabric & Carpet Underlay Group	15	15	15
Wire Group	13	15	13
Automotive Group	12	12	11
Store Fixtures Group	8	9	11
Office Furniture Components Group	5	5	5
Commercial Vehicle Products Group	4	4	3
Tubing Group	4	2	2
Machinery Group	3	3	3

Distribution of Products

In each of our segments, we sell and distribute our products primarily through our own personnel. However, many of our businesses have relationships and agreements with outside sales representatives and distributors. We do not believe any of these agreements or relationships would, if terminated, have a material adverse effect on the consolidated financial condition, operating cash flows or results of operations of the Company.

Raw Materials

The products we manufacture require a variety of raw materials. We believe that worldwide supply sources are readily available for all the raw materials we use. Among the most important are:

- Various types of steel, including scrap, rod, wire, coil, sheet, stainless and angle iron
- Foam scrap
- Woven and non-woven fabrics
- Titanium and nickel-based alloys and other high strength metals

We supply our own raw materials for many of the products we make. For example, we produce steel rod that we make into steel wire, which we then use to manufacture:

- Innersprings and foundations for mattresses
- Springs and seat suspensions for chairs and sofas
- Automotive seating components

We supply the majority of our domestic steel rod requirements through our own rod mill. Our wire drawing mills supply nearly all of our U.S. requirements for steel wire. We also produce welded steel tubing, both for our own consumption and for sale to external customers.

Customer Concentration

We serve thousands of customers worldwide, sustaining many long-term business relationships. In 2012, our largest customer accounted for approximately 6% of our consolidated revenues. Our top 10 customers accounted for approximately 24% of these consolidated revenues. The loss of one or more of these customers could have a material adverse effect on the Company, as a whole, or on the respective segment in which the customer's sales are reported, including our Residential Furnishings, Commercial Fixturing & Components and Specialized Products segments.

Patents and Trademarks

The chart below shows the approximate number of patents issued, patents in process, trademarks registered and trademarks in process held by our operations as of December 31, 2012. No single patent or group of patents, or trademark or group of trademarks, is material to our operations, as a whole. Most of our patents relate to products sold in the Specialized Products segment, while a substantial majority of our trademarks relate to products sold in the Residential Furnishings and Specialized Products segments.


Patents and Trademarks
1500
1000
500
0
1265
455
826
129
Patents Issued
Patents In Process
TMs Registered
TMs In Process

Some of our most significant trademarks include:

- **Semi-Flex**® (box spring components and foundations)
- **Mira-Coil**®, **VertiCoil**®, **Lura-Flex**®, **Superlastic**® and **Comfort Core**® (mattress innersprings)
- **Active Support Technology**® (power foundations and mattress innersprings)
- **Wall Hugger**® (recliner chair mechanisms)
- **Super Sagless**® (motion and sofa sleeper mechanisms)
- **No-Sag**® (wire forms used in seating)
- **Tack & Jump**® and **Pattern Link**® (quilting machines)
- **Hanes**® (fiber materials)
- **Schukra**®, **Pullmaflex**® and **Flex-O-Lator**® (automotive seating products)
- **Spuhl**® (mattress innerspring manufacturing machines)
- **Gribetz**® and **Porter**® (quilting and sewing machines)
- **Quietflex**® and **Masterack**® (equipment and accessories for vans and trucks)

Research and Development

We maintain research, engineering and testing centers in Carthage, Missouri and do additional research and development work at many of our other facilities. We are unable to calculate precisely the cost of research and development because the personnel involved in product and machinery development also spend portions of their time in other areas. However, we estimate the cost of research and development to be approximately $20 million per year in each of the last three years.

Employees

As of December 31, 2012, we had approximately 18,300 employees, of which roughly 12,900 were engaged in production. Of the 18,300, approximately 8,600 were international employees (5,000 in China). Labor unions represented roughly 14% of our employees. We did not experience any material work stoppage related to contract negotiations with labor unions during 2012. Management is not aware of any circumstances likely to result in a material work stoppage related to contract negotiations with labor unions during 2013. The chart below shows the approximate number of employees by segment.


Employees
Residential
7,900
Specialized
5,300
Commercial
2,600
Corp/Other
800
Industrial
1,700

As of December 31, 2011, we had approximately 18,300 employees.

Competition

Many companies offer products that compete with those we manufacture and sell. The number of competing companies varies by product line, but many of the markets for our products are highly competitive. We tend to attract and retain customers through product quality, innovation, competitive pricing and customer service. Many of our competitors try to win business primarily on price but, depending upon the particular product, we experience competition based on quality, performance and availability as well.

We believe we are the largest U.S. manufacturer, in terms of revenue, of the following:

- Components for residential furniture and bedding
- Carpet underlay
- Adjustable bed bases
- Components for office furniture
- Drawn steel wire
- Automotive seat support and lumbar systems
- Bedding industry machinery for wire forming, sewing and quilting
- Thin-walled, titanium, nickel and other specialty tubing for the aerospace industry

We continue to face pressure from foreign competitors as some of our customers source a portion of their components and finished products offshore. In addition to lower labor rates, foreign competitors benefit (at times) from lower raw material costs. They may also benefit from currency factors and more lenient regulatory climates. We typically remain price competitive, even versus many foreign manufacturers, as a result of our efficient operations, low labor content, vertical integration in steel and wire, and large scale purchasing of raw materials and commodities. However, we have also reacted to foreign competition in certain cases, by selectively adjusting prices, and by developing new proprietary products that help our customers reduce total costs.

Premium non-innerspring mattresses (those that have either a foam or air core) have experienced rapid growth in the U.S. bedding market in recent years. While still a relatively small portion of the total market in units (approximately 10%-15%), these products represent a much larger portion of the total market in dollars (approximately 25%-30%) due to their higher average selling prices. We expect these products to continue to grow. Some of our traditional bedding customers are now offering mattresses that combine an innerspring core with top layers comprised of specialty foam and gel. These hybrid products, which allow our bedding customers to address a consumer preference for the feel of a specialty mattress and the characteristics of an innerspring, are being well received by consumers.

Since early 2009, there have been antidumping duty rates on innerspring imports from China, South Africa and Vietnam, ranging from 116% to 234%. These rates are expected to remain in effect at least until early 2014. Imported innersprings from these countries are now supposed to be sold at fair prices, however the duties on certain innersprings are being evaded by various means including shipping the goods through a third country and falsely identifying the country of origin. Leggett, along with several U.S. manufacturers of products with active antidumping or antidumping/countervailing duty orders, formed a coalition and are working with Members of Congress, the U.S. Department of Commerce, and U.S. Customs and Border Protection to seek stronger enforcement of existing antidumping and/or countervailing duty orders.

Seasonality

As a diversified manufacturer, we generally have not experienced significant seasonality. The timing of acquisitions, dispositions, and economic factors in any year can distort the underlying seasonality in certain of our businesses. Historically, for the Company as a whole, the second and third quarters typically have proportionately greater sales, while the first and fourth quarters are generally lower.

- **Residential Furnishings:** typically does not exhibit any significant seasonality, except for a reduction in fourth quarter sales.
- **Commercial Fixturing & Components:** generally has modestly stronger third quarter sales of its store fixture products, with the fourth quarter significantly lower. This aligns with the retail industry's normal construction cycle—the opening of new stores and completion of remodeling projects in advance of the holiday season.
- **Industrial Materials:** minimal variation in sales throughout the year.
- **Specialized Products:** relatively little quarter-to-quarter variation in sales, although the automotive business is typically somewhat heavier in the second and fourth quarters of the year and lower in the third quarter due to model changeovers and plant shutdowns in the automobile industry during the summer.

Backlog

Our customer relationships and our manufacturing and inventory practices do not create a material amount of backlog orders for any of our segments. Production and inventory levels are geared primarily to the level of incoming orders and projected demand based on customer relationships.

Working Capital Items

For information regarding working capital items, see the discussion of "Cash from Operations" in Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations on page 39.

Government Contracts

The Company does not have a material amount of sales derived from Government contracts subject to renegotiation of profits or termination at the election of any Government.

Environmental Regulation

Our operations are subject to federal, state, and local laws and regulations related to the protection of the environment. We have policies intended to ensure that our operations are conducted in compliance with applicable laws. While we cannot predict policy changes by various regulatory agencies, management expects that compliance with these laws and regulations will not have a material adverse effect on our competitive position, capital expenditures, financial condition, liquidity or results of operations.

Internet Access to Information

We routinely post information for investors to our website (www.leggett.com) under the Investor Relations section. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports are made available, free of charge, on our website as soon as reasonably practicable after electronically filed with, or furnished to, the SEC. In addition to these reports, the Company's Financial Code of Ethics, Code of Business Conduct and Ethics, and Corporate Governance Guidelines, as well as charters for the Audit, Compensation, and Nominating & Corporate Governance Committees of our Board of Directors, can be found on our website under the Corporate Governance section. Information contained on our website does not constitute part of this Annual Report on Form 10-K.

Discontinued Operations

Two of our prior businesses (the Storage Products business unit, which was previously reported in the Commercial Fixturing & Components segment and the Prime Foam Products business unit, which was previously reported in the Residential Furnishing segment) are disclosed in our annual financial statements as discontinued operations since (i) the operations and cash flows of the businesses were clearly distinguished and have been eliminated from our ongoing operations; (ii) the businesses have been disposed of; and (iii) we do not have any significant continuing involvement in the operations of the businesses.

We divested the Storage Products business unit in the third quarter of 2010. No significant gains or losses were realized on the sale of this business unit. Storage Products is reflected as a discontinued operation with 2010 revenue of approximately $37 million. This unit sold storage racks and carts used in the food service and health care industries.

During the second quarter of 2012, we received a cash litigation settlement of $3.9 million related to our former Prime Foam Products unit, which was sold in March 2007. This business unit produced foam primarily used for cushioning by upholstered furniture and bedding manufacturers.

For further information on these discontinued operations, see Note B on page 75 of the Notes to Consolidated Financial Statements.

PART I

Item 1A. Risk Factors.

Investing in our securities involves risk. Set forth below and elsewhere in this report are risk factors that could cause actual results to differ materially from the results contemplated by the forward-looking statements contained in this report. We may amend or supplement these risk factors from time to time by other reports we file with the SEC.

We have exposure to economic and other factors that affect market demand for our products which may negatively impact our sales, operating cash flow and earnings.

As a supplier of products to a variety of industries, we are adversely affected by general economic downturns. Our operating performance is heavily influenced by market demand for our components and products. Market demand for the majority of our products is most heavily influenced by consumer confidence. To a lesser extent, market demand is impacted by other broad economic factors, including disposable income levels, employment levels, housing turnover, energy costs and interest rates. All of these factors influence consumer spending on durable goods, and drive demand for our products. Some of these factors also influence business spending on facilities and equipment, which impacts approximately one-quarter of our sales.

Demand weakness in our markets can lead to lower unit orders, sales and earnings in our businesses. Several factors, including a weak global economy, a depressed housing market, or low consumer confidence could contribute to conservative spending habits by consumers around the world. Short lead times in most of our markets allow for limited visibility into demand trends. Many consumers continue to postpone spending on larger ticket items such as bedding and furniture. If economic and market conditions deteriorate, we may experience material negative impacts on our business, financial condition, operating cash flows and results of operations.

Costs of raw materials could negatively affect our profit margins and earnings.

Raw material cost increases (and our ability to respond to cost increases through selling price increases) can significantly impact our earnings. We typically have short-term commitments from our suppliers; therefore, our raw material costs move with the market. When we experience significant increases in raw material costs, we typically implement price increases to recover the higher costs. Inability to recover cost increases (or a delay in the recovery time) can negatively impact our earnings. Conversely, if raw material costs decrease, we generally pass through reduced selling prices to our customers. Reduced selling prices combined with higher cost inventory can reduce our segment margins and earnings.

Steel is our principal raw material. The global steel markets are cyclical in nature and have been volatile in recent years. This volatility can result in large swings in pricing and margins from year to year. Our operations can also be impacted by changes in the cost of fabrics and foam scrap. We experienced significant fluctuations in the cost of these commodities in recent years.

As a producer of steel rod, we are also impacted by volatility in metal margins (the difference in the cost of steel scrap and the market price for steel rod). If scrap costs raise more rapidly than the price of steel rod, the metal margins within our rod producing operation will be compressed. Compressed metal margins could negatively impact our result of operations.

Higher raw material costs in recent years led some of our customers to modify their product designs, changing the quantity and mix of our components in their finished goods. In some cases, higher cost components were replaced with lower cost components. This primarily impacted our Residential Furnishings and Industrial Materials product mix and decreased profit margins. This trend could further negatively impact our results of operations.

Competition could adversely affect our market share, sales, profit margins and earnings.

We operate in markets that are highly competitive. We believe that most companies in our lines of business compete primarily on price, but, depending upon the particular product, we experience competition based on quality, performance and availability as well. We face ongoing pressure from foreign competitors as some of our customers source a portion of their components and finished products from Asia and Europe. In addition to lower labor rates, foreign competitors benefit (at times) from lower raw material costs. They may also benefit from currency factors and more lenient regulatory climates. If we are unable to purchase key raw materials, such as steel, at prices competitive with those of foreign suppliers, our ability to maintain market share and profit margins could be harmed by foreign competitors.

Premium non-innerspring mattresses (those that have either a foam or air core) have experienced rapid growth in the U.S. bedding market in recent years. While still a relatively small portion of the total market in units (approximately 10%-15%), these products represent a much larger portion of the total market in dollars (approximately 25%-30%) due to their higher average selling prices. If sales of foam or air core mattresses continue to grow appreciably, it could reduce our market share in the U.S. bedding market, and negatively impact our sales and earnings.

Our goodwill and other long-lived assets are subject to potential impairment which could negatively impact our earnings.

A significant portion of our assets consists of goodwill and other long-lived assets, the carrying value of which may be reduced if we determine that those assets are impaired. At December 31, 2012, goodwill and other intangible assets represented approximately $1.2 billion, or approximately 37% of our total assets. In addition, net property, plant and equipment and sundry assets totaled approximately $718 million, or approximately 22% of total assets.

We review our ten reporting units for potential goodwill impairment in June as part of our annual goodwill impairment testing, and more often if an event or circumstance occurs making it likely that impairment exists. In addition, we test for the recoverability of long-lived assets at year end, and more often if an event or circumstance indicates the carrying value may not be recoverable. We conduct impairment testing based on our current business strategy in light of present industry and economic conditions, as well as future expectations. The annual goodwill impairment review performed in June 2012 indicated no goodwill impairments, but fair market value for one of our ten reporting units (Store Fixtures) only exceeded book value by approximately 10%. The fair market values of all other reporting units exceeded book value by more than 35%. The goodwill associated with the Store Fixtures reporting unit was $111 million at December 31, 2012. The unit is dependent upon capital spending by retailers on both new stores and remodeling of existing stores. Although recent performance has met expectations, the predictability of future results is less certain than that of our other reporting units due to the project nature of this business. If we are not able to maintain current performance levels, future impairments could be possible.

If actual results differ from the assumptions and estimates used in the goodwill and long-lived asset calculations, we could incur impairment charges, which could negatively impact our earnings.

We are exposed to foreign currency risk which may negatively impact our competitiveness, profit margins and earnings.

We expect that international sales will continue to represent a significant percentage of our total sales, which exposes us to currency exchange rate fluctuations. In 2012, 27% of our sales were generated by international operations. The revenues and expenses of our foreign operations are generally denominated in local currencies; however, certain of our operations experience currency-related gains and losses where sales or purchases are denominated in currencies other than their local currency. Further, our competitive position may be affected by the relative strength of the currencies in countries where our products are sold. Foreign currency exchange risks inherent in doing business in foreign countries may have a material adverse effect on our future operations and financial results.

Technology failures or cyber security breaches could have a material adverse effect on our operations.

We rely on information systems to obtain, process, analyze and manage data, as well as to facilitate the manufacture and distribution of inventory to and from our facilities. We receive, process and ship orders, manage the billing of, and collections from, our customers, and manage the accounting for, and payment to, our vendors. Security breaches of this infrastructure can create system disruptions or unauthorized disclosure of confidential information. If this occurs, our operations could be disrupted, or we may suffer financial loss because of lost or misappropriated information. We cannot be certain that advances in criminal capabilities or new discoveries in the field of cryptography will not compromise our technology protecting information systems. If these systems are interrupted or damaged by these events or fail for any extended period of time, then our results of operations could be adversely affected.

New "conflict minerals" regulations may adversely affect the sourcing, availability and pricing of conflict minerals or components which contain conflict minerals, and may result in loss of sales, additional expenses and reduced profitability.

On August 22, 2012, as mandated by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the SEC adopted new disclosure regulations for public companies that manufacture products that contain certain minerals and their derivatives, namely tin, tantalum, tungsten or gold, known as conflict minerals, if these minerals are necessary to the functionality or production of the company's products. These regulations require such issuers to report annually whether or not such minerals originate from the Democratic Republic of Congo and adjoining countries and in some cases to perform extensive due diligence on their supply chains for such minerals. The implementation of these new requirements could adversely affect the sourcing, availability and pricing of conflict minerals used in the manufacture of certain electronic components, including those assembled into our products.

In addition, we may incur additional costs to comply with the disclosure requirements, including costs related to determining the source of any of the relevant minerals used in our products. Since our supply chain is complex, the due diligence procedures that we implement may not enable us to ascertain the origins for these minerals or determine that these minerals are DRC conflict-free, which may harm our reputation. We may also face difficulties in satisfying customers who may require that our products be certified as DRC conflict-free, which could harm our relationships with these customers and lead to a loss of sales. These new requirements also could have the effect of limiting the pool of suppliers from which we source these minerals, and we may be unable to obtain conflict-free minerals at competitive prices, which could increase our costs and adversely affect our manufacturing operations and our profitability.

Deteriorating financial condition of our customers could negatively affect our sales, earnings, cash flows and liquidity.

We serve customers in a variety of industries, some of which have and are continuing to experience low levels of demand. A sustained economic downturn increases the possibility that one or more of our significant customers, or a group of less significant customers, could become insolvent, which could adversely impact our sales, earnings, cash flow and liquidity.

We may not be able to realize deferred tax assets on our balance sheet depending upon the amount and source of future taxable income.

Our ability to realize deferred tax assets on our balance sheet is dependent upon the amount and source of future taxable income. Economic uncertainty or tax law changes could change our underlying assumptions on which valuation reserves are established and negatively affect future period earnings and balance sheets.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

The Company's corporate office is located in Carthage, Missouri. We currently have 135 manufacturing locations, of which 91 are located across the United States and 44 are located in 16 foreign countries. We also have various sales, warehouse and administrative facilities. However, our manufacturing plants are our most important properties.

Manufacturing Locations by Segment

Manufacturing Locations	Company-Wide	Subtotals by Segment			
		Residential Furnishings	Commercial Fixturing & Components	Industrial Materials	Specialized Products
United States	91	52	10	16	13
Asia	15	5	2	—	8
Europe	13	3	1	—	9
Canada	9	2	2	—	5
Mexico	5	2	—	1	2
Other	2	2	—	—	—
Total	135	66	15	17	37

Manufacturing locations that we own produced approximately 70% of our sales in 2012. We also lease many of our manufacturing, warehouse and other facilities on terms that vary by lease (including purchase options, renewals and maintenance costs). For additional information regarding lease obligations, see Note K on page 88 of the Notes to Consolidated Financial Statements.

In the opinion of management the Company's owned and leased facilities are suitable and adequate for the manufacture, assembly and distribution of our products. Our properties are located to allow quick and efficient delivery of products and services to our diverse customer base. Our productive capacity, in general, continues to exceed current operating levels. With our current utilization levels, we should be able to readily accommodate over $4 billion in revenue (assuming current sales mix).

To trim unproductive capacity and reduce overhead costs, management, in December 2011, approved a restructuring plan which included the closure of four underperforming branches. Of the closed branches, one was in the Residential Furnishings segment, one was in Commercial Fixturing & Components and two were in the Industrial Materials segment.

Item 3. Legal Proceedings.

The information in Note T on page 108 of the Notes to Consolidated Financial Statements is incorporated into this section by reference.

Item 4. Mine Safety Disclosures.

Not applicable.

PART I

Supplemental Item. Executive Officers of the Registrant.

The following information is included in accordance with the provisions of Part III, Item 10 of Form 10-K and Item 401(b) of Regulation S-K.

The table below sets forth the names, ages and positions of all executive officers of the Company. Executive officers are normally appointed annually by the Board of Directors.

Name	Age	Position
David S. Haffner	60	President and Chief Executive Officer
Karl G. Glassman	54	Executive Vice President and Chief Operating Officer
Jack D. Crusa	58	Senior Vice President, Specialized Products
Perry E. Davis	53	Senior Vice President, Residential Furnishings
David M. DeSonier	54	Senior Vice President, Strategy & Investor Relations
Scott S. Douglas	53	Senior Vice President, General Counsel
Joseph D. Downes, Jr.	68	Senior Vice President, Industrial Materials
Matthew C. Flanigan	51	Senior Vice President and Chief Financial Officer
John G. Moore	52	Senior Vice President, Chief Legal & HR Officer and Secretary
Dennis S. Park	58	Senior Vice President, Commercial Fixturing & Components
William S. Weil	54	Vice President, Corporate Controller and Chief Accounting Officer

Subject to the employment and severance benefit agreements with Mr. Haffner and Mr. Glassman, and the employment agreement with Mr. Flanigan, listed as exhibits to this Report, the executive officers generally serve at the pleasure of the Board of Directors. Our employment agreements with Mr. Haffner and Mr. Glassman provide that they may terminate the agreements if not re-elected as a director of the Company. See Exhibit Index on page 117 for reference to the agreements.

David S. Haffner was appointed Chief Executive Officer in 2006 and has served as President of the Company since 2002. He served as Chief Operating Officer from 1999 to 2006 and as the Company's Executive Vice President from 1995 to 2002. He has served the Company in various capacities since 1983.

Karl G. Glassman was appointed Chief Operating Officer in 2006 and has served as Executive Vice President of the Company since 2002. He served as President of the Residential Furnishings Segment from 1999 to 2006, as Senior Vice President of the Company from 1999 to 2002 and as President of Bedding Components from 1996 to 1998. He has served the Company in various capacities since 1982.

Jack D. Crusa has served the Company as Senior Vice President since 1999 and President of Specialized Products since 2003. He previously served as President of the Industrial Materials Segment from 1999 through 2004, as President of the Automotive Group from 1996 through 1999 and in various capacities since 1986.

Perry E. Davis was appointed Senior Vice President and President of the Residential Furnishings Segment in February 2012. He previously served as Vice President of the Company, President—Bedding Group beginning in 2006, as Vice President of the Company, Executive VP of the Bedding Group and President—U.S. Spring beginning in 2005. He also served as Executive VP of the Bedding Group and President—U.S. Spring from 2004 to 2005, President—Central Division Bedding Group from 2000 to 2004, and in various capacities since 1981.

David M. DeSonier was named Senior Vice President—Strategy & Investor Relations in 2011. He was appointed Vice President—Strategy & Investor Relations in 2007 and served as Vice President—Investor Relations and Assistant Treasurer from 2002 to 2007. He joined the Company as Vice President—Investor Relations in 2000.

Scott S. Douglas was named Senior Vice President—General Counsel in 2011. He served the Company as Vice President beginning in 2008, and General Counsel beginning in 2010. He previously served as Vice President —Law and Deputy General Counsel from 2008 to 2010, Associate General Counsel—Mergers & Acquisitions from 2001 to 2007, and Assistant General Counsel from 1991 to 2001. He has served the Company in various legal capacities since 1987.

Joseph D. Downes, Jr. was appointed Senior Vice President of the Company in 2005 and President of the Industrial Materials Segment in 2004. He previously served the Company as President of the Wire Group from 1999 to 2004 and in various capacities since 1976.

Matthew C. Flanigan has served the Company as Senior Vice President since 2005 and as Chief Financial Officer since 2003. Mr. Flanigan previously served the Company as Vice President from 2003 to 2005, as Vice President and President of the Office Furniture Components Group from 1999 to 2003 and as Staff Vice President of Operations from 1997 to 1999.

John G. Moore was named Senior Vice President, Chief Legal and HR Officer and Secretary in 2011. He was previously appointed Secretary in January 2010, Chief Legal and HR Officer in 2009 and Vice President—Corporate Affairs & Human Resources in 2008. He served as Vice President—Corporate Governance from 2006 to 2008, as Vice President and Associate General Counsel from 2001 to 2006, and as Managing Counsel and Assistant General Counsel from 1998 to 2001. He has served the Company in various legal capacities since 1993.

Dennis S. Park became Senior Vice President and President of the Commercial Fixturing & Components Segment in 2006. In 2004, he was named President of the Home Furniture and Consumer Products Group and became Vice President of the Company and President of Home Furniture Components in 1996. He has served the Company in various capacities since 1977.

William S. Weil has served the Company as Chief Accounting Officer since 2004. He became Vice President in 2000 and has served the Company as Corporate Controller since 1991. He previously served the Company in various other accounting capacities since 1983.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Our common stock is traded on the New York Stock Exchange (symbol LEG). The table below highlights quarterly and annual stock market information for the last two years.

	Price Range		Volume of Shares Traded	Dividend
	High	Low	(in Millions)	Declared
2012				
First Quarter	$ 23.73	$ 21.26	119.0	$ 0.28
Second Quarter	23.98	19.26	129.9	0.28
Third Quarter	25.24	20.50	107.9	0.29
Fourth Quarter	27.89	24.35	84.8	0.29
For the Year	$ 27.89	$ 19.26	441.6	$ 1.14
2011				
First Quarter	$ 24.68	$ 22.16	82.9	$ 0.27
Second Quarter	26.95	22.56	99.2	0.27
Third Quarter	24.99	17.80	129.5	0.28
Fourth Quarter	24.84	18.37	107.5	0.28
For the Year	$ 26.95	$ 17.80	419.1	$ 1.10

Price and volume data reflect composite transactions; price range reflects intra-day prices; data source is Bloomberg.

Shareholders and Dividends

As of February 11, 2013, we had 9,533 shareholders of record.

We expect to continue to pay dividends on our common stock and we are targeting a dividend payout ratio (dividends declared per share/earnings per share) of 50-60%, though it has been and will likely be higher for the near term. Our dividend payout ratio was 92%, 106% and 67% in 2010, 2011 and 2012, respectively. See the discussion of the Company's targeted dividend payout under "Pay Dividends" in Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations on page 38.

During 2012, the Company declared four quarterly dividends, but paid five of them, given its decision to accelerate the first quarter 2013 dividend payment into December 2012. For 2013, the Company expects to return to its typical dividend schedule, which is to declare four dividend payments. However, during 2013, we expect to pay only three dividends with the fourth payment to be made in January 2014. The five dividend payments in 2012 utilized approximately $200 million of cash while the three expected payments in 2013 are anticipated to utilize roughly $125 million of cash.

Issuer Purchases of Equity Securities

The table below is a listing of our purchases of the Company's common stock during each calendar month of the fourth quarter of 2012.

Period	Total Number of Shares Purchased(1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(2)	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs(2)
October 2012	716	$ 26.12	—	9,656,449
November 2012	715,959	$ 27.09	267,920	9,388,529
December 2012	202,847	$ 27.76	140,983	9,247,546
Total	**919,522**	**$ 27.24**	**408,903**	

(1) This number includes 510,619 shares which were not repurchased as part of a publicly announced plan or program, all of which were shares surrendered in transactions permitted under the Company's benefit plans. It does not include shares withheld for taxes in option exercises and stock unit conversions; or forfeited stock units during the quarter.

(2) On August 4, 2004, the Board authorized management to repurchase up to 10 million shares each calendar year beginning January 1, 2005. This standing authorization was first reported in the quarterly report on Form 10-Q for the period ended June 30, 2004, filed August 5, 2004, and will remain in force until repealed by the Board of Directors. As such, effective January 1, 2013, the Company was authorized by the Board of Directors to repurchase up to 10 million shares in 2013. No specific repurchase schedule has been established.

PART II

Item 6. Selected Financial Data.

(Unaudited) (Dollar amounts in millions, except per share data)	2012 [1]	2011 [2]	2010	2009	2008 [3,4]
Summary of Operations					
Net Sales from Continuing Operations	$ 3,721	$ 3,636	$ 3,359	$ 3,055	$ 4,076
Earnings from Continuing Operations	248	156	184	121	128
(Earnings) Attributable to Noncontrolling Interest, net of tax	(2)	(3)	(6)	(3)	(5)
Earnings (loss) from Discontinued Operations, net of tax	2	—	(1)	(6)	(19)
Net Earnings	248	153	177	112	104
Earnings per share from Continuing Operations					
Basic	1.70	1.05	1.17	.74	.73
Diluted	1.68	1.04	1.16	.74	.73
Earnings (Loss) per share from Discontinued Operations					
Basic	.02	—	—	(.04)	(.11)
Diluted	.02	—	(.01)	(.04)	(.11)
Net Earnings (Loss) per share					
Basic	1.72	1.05	1.17	.70	.62
Diluted	1.70	1.04	1.15	.70	.62
Cash Dividends declared per share	1.14	1.10	1.06	1.02	1.00
Summary of Financial Position					
Total Assets	$ 3,255	$ 2,915	$ 3,001	$ 3,061	$ 3,162
Long-term Debt, including capital leases	$ 854	$ 833	$ 762	$ 789	$ 851

1. Net earnings for 2012 include a $33 million net tax benefit primarily related to the release of valuation allowances on certain Canadian deferred tax assets, partially offset by deferred withholding taxes on earnings in China.
2. The Company incurred asset impairment charges and restructuring-related charges totaling $44 million in 2011. All of these charges were recognized in continuing operations.
3. The Company incurred asset impairment and restructuring-related charges totaling $84 million in 2008. Of these charges, approximately $33 million were associated with continuing operations and $51 million related to discontinued operations.
4. Amounts for 2008 were retrospectively adjusted to reflect the reclassification of noncontrolling interests from "Other expense (income), net" to "(Earnings) attributable to noncontrolling interest, net of tax" in the Consolidated Statement of Operations.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

2012 HIGHLIGHTS

Demand continued to improve in several of our markets during 2012. Sales grew in Automotive, U.S. Spring, Adjustable Bed, Geo Components, Carpet Underlay, and parts of our home furniture components business. Growth in unit volumes was partially offset by lower trade sales at our steel mill and changes in currency rates.

Higher unit volumes led to improved earnings and record earnings per share from continuing operations. Earnings also benefited from cost improvements and the Western Pneumatic Tube acquisition.

In January 2012 we purchased Western Pneumatic Tube, a leading provider to the aerospace industry of integral components for critical aircraft systems. This was our first significant acquisition since 2007, and established for us a strong competitive position in a higher return, higher growth market.

Operating cash for the full year increased significantly on stronger earnings and improvements in working capital levels. We again generated more than enough cash from operations to comfortably fund dividends and capital expenditures, something we've accomplished for over 20 years.

2012 marked the 41st consecutive annual dividend increase for the company, with a compound annual growth rate of 13% over that time period. Only two other S&P 500 companies can claim as high a rate of dividend growth for as many years.

Our financial profile remains strong. We ended 2012 with net debt to net capital slightly below the conservative end of our long-term targeted range. In August we issued $300 million of 10-year senior notes and used the proceeds to pay down commercial paper. We ended the year with the entire $600 million available under our existing commercial paper program and revolver facility.

We assess our overall performance by comparing our Total Shareholder Return (TSR) to that of peer companies on a rolling three-year basis. We target TSR in the top one-third of the S&P 500 over the long term. For the three years ended December 31, 2012, we generated TSR of 16% per year on average. That places us in the top 37% of the S&P 500, just shy of our top one-third goal.

These topics are discussed in more detail in the sections that follow.

INTRODUCTION

Total Shareholder Return

Total Shareholder Return (TSR), relative to peer companies, is the key financial measure that we use to assess long-term performance. TSR is driven by the change in our share price and the dividends we pay [TSR = (Change in Stock Price + Dividends) / Beginning Stock Price]. We seek to achieve TSR in the top one-third of the S&P 500 over the long-term through a balanced approach that employs all four TSR sources: revenue growth, margin expansion, dividends, and share repurchases.

We monitor our TSR performance (relative to the S&P 500) on a rolling three-year basis. For the three-year measurement period that ended December 31, 2012, we generated TSR of 16% per year on average, compared to 11% for the S&P 500 index. That places us in the top 37% of the S&P 500, just shy of our top one-third goal.

Our incentive programs reward improved return on investment. Senior executives participate in a TSR-based incentive program (based on our performance compared to the performance of a group of approximately 320 peers). Business unit bonuses emphasize the achievement of higher returns on the assets under the unit's direct control.

Customers

We serve a broad suite of customers, with our largest customer representing approximately 6% of our sales. Many are companies whose names are widely recognized; they include most manufacturers of furniture and bedding, a variety of other manufacturers, and many major retailers.

Major Factors That Impact Our Business

Many factors impact our business, but those that generally have the greatest impact are market demand, raw material cost trends, and competition.

Market Demand

Market demand (including product mix) is impacted by several economic factors, with consumer confidence being most significant. Other important factors include disposable income levels, employment levels, housing turnover, and interest rates. All these factors influence consumer spending on durable goods, and therefore affect demand for our components and products. Some of these factors also influence business spending on facilities and equipment, which impacts approximately one-quarter of our sales.

Demand improved in several of our markets during 2012. As expected, we realized significant earnings leverage as unit volumes grew, and this led to improved margins.

Over the last few years we have significantly reduced our fixed cost structure, but purposely retained spare production capacity. Accordingly, unit sales can increase appreciably without the need for large capital investment. We have meaningful operating leverage that should further benefit earnings as market demand continues to improve. With our current utilization levels, we should be able to readily accommodate over $4 billion in revenue (assuming current sales mix). Until our spare capacity is fully utilized, each additional $100 million of sales from incremental unit volume is expected to generate approximately $25 million to $35 million of additional pre-tax earnings.

Raw Material Costs

In many of our businesses, we enjoy a cost advantage from buying large quantities of raw materials. This purchasing leverage is a benefit that many of our competitors generally do not have. Still, our costs can vary significantly as market prices for raw materials (many of which are commodities) fluctuate.

We typically have short-term commitments from our suppliers; accordingly, our raw material costs generally move with the market. Our ability to recover higher costs (through selling price increases) is crucial. When we experience significant increases in raw material costs, we typically implement price increases to recover the higher costs. Conversely, when costs decrease significantly, we generally pass those lower costs through to our customers. The timing of our price increases or decreases is important; we typically experience a lag in recovering higher costs, so we also expect to realize a lag as costs decline.

Steel is our principal raw material and at various times in past years we have experienced extreme cost fluctuations in this commodity. In most cases, the major changes (both increases and decreases) were passed through to customers with selling price adjustments. In late 2010, steel costs began increasing, and we raised our selling prices in early 2011 to recover the majority of the higher costs. By mid-year 2011, market prices for certain types of steel had begun to decrease. The margin pressure we experienced in the last half of 2011 resulted in part from lowering our selling prices (selectively) in advance of our average cost of steel declining, in order to maintain market share and minimize deterioration in product mix. The alignment of costs and pricing improved in 2012. During the year, we experienced month-to-month variability in steel costs, but overall for 2012, costs decreased slightly.

As a producer of steel rod, we are also impacted by volatility in metal margins (the difference in the cost of steel scrap and the market price for steel rod). Steel scrap costs (and metal margins) were relatively stable for the majority of 2011. As mentioned above, in 2012 we experienced month-to-month variability in steel scrap costs and steel rod pricing, however for the full year, metal margins were comparable to 2011.

Our other raw materials include woven and non-woven fabrics, foam scrap, and chemicals. We have experienced changes in the cost of these materials in recent years, and in most years, have been able to pass them through to our customers.

When we raise our prices to recover higher raw material costs, this sometimes causes customers to modify their product designs and replace higher cost components with lower cost components. We experienced this de-contenting effect in our Residential Furnishings segment in the back half of 2011 (however selective selling price reductions helped contain this activity). As our customers changed the quantity and mix of components in their finished goods to address commodity inflation, our profit margins were negatively impacted. We must continue to find ways to assist our customers in improving the functionality and reducing the cost of their products, while providing higher margin and profit contribution for our operations.

Competition

Many of our markets are highly competitive with the number of competitors varying by product line. In general, our competitors tend to be smaller, private companies. Many of our competitors, both domestic and foreign, compete primarily on the basis of price. Our success has stemmed from the ability to remain price competitive, while delivering better product quality, innovation, and customer service.

We continue to face pressure from foreign competitors as some of our customers source a portion of their components and finished products offshore. In addition to lower labor rates, foreign competitors benefit (at times) from lower raw material costs. They may also benefit from currency factors and more lenient regulatory climates. We typically remain price competitive, even versus many foreign manufacturers, as a result of our highly efficient operations, low labor content, vertical integration in steel and wire, and large scale purchasing of raw materials and commodities. However, we have also reacted to foreign competition in certain cases by selectively adjusting prices, and by developing new proprietary products that help our customers reduce total costs. The margin pressure we experienced in the last half of 2011 resulted in part from price competition in certain of our businesses as we reduced prices (selectively) to maintain market share in light of depressed industry volume.

Premium non-innerspring mattresses (those that have either a foam or air core) have experienced rapid growth in the U.S. bedding market in recent years. While still a relatively small portion of the total market in units (approximately 10%-15%), these products represent a much larger portion of the total market in dollars (approximately 25%-30%) due to their higher average selling prices. We expect these products to continue to grow. Some of our traditional bedding customers are now offering mattresses that combine an innerspring core with top layers comprised of specialty foam and gel. These hybrid products, which allow our bedding customers to address a consumer preference for the feel of a specialty mattress and the characteristics of an innerspring, are being well received by consumers.

We filed an antidumping suit related to innerspring imports from China, South Africa and Vietnam which was brought to a favorable conclusion in early 2009. The current antidumping duty rates on innersprings from these countries are significant, ranging from 116% to 234%, and should remain in effect at least until early 2014. Imported innersprings from these countries are now supposed to be sold at fair prices, however the duties on certain innersprings are being evaded by various means including shipping the goods through a third country and falsely identifying the country of origin. In 2009, Leggett, along with several U.S. manufacturers of products with active antidumping or antidumping/countervailing duty orders, formed a coalition and are working with Members of Congress, the U.S. Department of Commerce, and U.S. Customs and Border Protection to seek stronger enforcement of existing antidumping and/or countervailing duty orders.

2011 Restructuring Plan

In December 2011, we approved a restructuring plan to reduce our overhead costs and improve ongoing profitability. The activities primarily entailed the closure of four underperforming facilities. We incurred a $37 million pre-tax (largely non-cash) charge in the 4th quarter of 2011 primarily related to this plan, which included $31 million of long-lived asset impairments and $6 million of other restructuring-related costs. During 2012, we incurred an additional $2 million of restructuring-related costs and $1 million of long-lived asset impairments related to this plan. These activities were substantially complete by the end of 2012 and no significant additional costs related to the plan are expected.

RESULTS OF OPERATIONS—2012 vs. 2011

Demand improved in many of our markets during 2012. Growth in unit volumes was partially offset by lower trade sales at our steel mill (sales shifted from trade to intra-segment) and changes in currency rates.

Earnings increased significantly, from $153 million in 2011 to $248 million in 2012. This improvement reflects several factors, including lower restructuring-related costs, higher unit volumes, benefits from special tax items, cost improvements, and earnings from the Western Pneumatic Tube acquisition.

Further details about our consolidated and segment results are discussed below.

Consolidated Results

The following table shows the changes in sales and earnings during 2012, and identifies the major factors contributing to the changes.

(Dollar amounts in millions, except per share data)	Amount	%
Net sales:		
Year ended December 31, 2011	$ 3,636	
Same location sales increase:		
Lower steel mill trade sales and currency	(70)	(1.9)%
Approximate unit volume increase	106	2.9 %
Same location sales increase	36	1.0 %
Acquisition sales growth	75	2.1 %
Divestitures	(26)	(0.7)%
Year ended December 31, 2012	$ 3,721	2.4 %
Net earnings attributable to Leggett & Platt:		
(Dollar amounts, net of tax)		
Year ended December 31, 2011	$ 153	
Non-recurrence of restructuring-related costs (from December 2011)	23	
Non-recurrence of building gains	(6)	
Special net tax benefits	33	
Higher effective tax rate	(7)	
Higher interest expense	(4)	
Other factors, including higher unit volumes, cost improvements, and acquisition earnings	56	
Year ended December 31, 2012	$ 248	
Earnings Per Share—2011	$ 1.04	
Earnings Per Share—2012	$ 1.70	

Improved demand in several of our markets led to higher sales in 2012. Same location sales increased 1%, with 3% unit volume growth partially offset by a 2% revenue decline from lower trade sales at our steel mill and changes in currency rates. Unit volumes grew during the year in Automotive, U.S. Spring, Adjustable Bed, Geo Components, Carpet Underlay, and certain parts of our home furniture components business. The decrease in trade sales of steel rod during 2012 was largely offset by an increase in intra-segment rod sales, so total rod production for the year was roughly flat with 2011.

Earnings increased significantly in 2012 due to several factors. Operationally, these included higher unit volumes, cost improvements, and earnings from the Western Pneumatic Tube acquisition. The other items detailed in the table above also collectively contributed to the earnings increase. In 2011, earnings were reduced by restructuring-related costs primarily associated with the December 2011 Plan discussed on page 28. In 2012, earnings benefited from special tax items, which included the elimination of a valuation allowance on Canadian deferred tax assets.

LIFO Impact

All of our segments use the first-in, first-out (FIFO) method for valuing inventory. In our consolidated financials, an adjustment is made at the corporate level (i.e. outside the segments) to convert about 60% of our inventories to the last-in, first-out (LIFO) method. These are primarily our domestic, steel-related inventories. Moderate inflation resulted in LIFO expense of $14 million in 2011. In 2012, lower commodity costs led to a LIFO benefit of $15 million.

For further discussion of inventories, see Note A to the Consolidated Financial Statements on page 71.

Interest and Income Taxes

Net interest expense in 2012 was $5 million higher than in 2011, primarily due to the issuance in August 2012 of $300 million of long-term notes.

The 2012 effective income tax rate of 18.5% on continuing operations was lower than the 24.2% incurred in 2011. The 2012 tax rate benefited from the fourth quarter release of a $38 million valuation allowance on certain Canadian deferred tax assets (primarily tax loss carryforwards). As a result of an increase in operating earnings in Canada, the amalgamation of two Canadian subsidiaries, and the restructuring of intercompany debt attributable in part to a change in Canadian tax law, we now expect those carryforwards and other deferred tax assets to be utilized in future years. The 2012 tax rate also benefited from the second quarter recording of a $6 million deferred tax asset for the tax basis of a subsidiary which is likely to be realized in 2013. These benefits were partially offset by the fourth quarter accrual of $11 million of withholding taxes on earnings in China, which was required since we no longer have specific plans to reinvest all these earnings within China. We also experienced other, less significant, discrete tax items (both favorable and unfavorable) that substantially offset for the year. Excluding the net impact of all these items, our 2012 effective tax rate would have been approximately 30%. We expect an ongoing cash flow benefit of $3 million to $4 million per year for the next 10 to 15 years as the Canadian tax loss carryforwards are utilized.

The 2011 tax rate benefited from changes in our mix of earnings among taxing jurisdictions, one-time tax planning strategies, and the settlement of our 2004 through 2008 IRS examination. As a result of the tax planning strategies and tax audit, we recognized tax benefits of $5 million in 2011.

On January 2, 2013, President Obama signed the American Taxpayer Relief Act of 2012, which retroactively extended certain corporate tax provisions. Although several of these provisions will benefit our 2013 tax rate, we do not expect a material impact as a result of this legislation.

Segment Results

In the following section we discuss 2012 sales and earnings before interest and taxes (EBIT) for each of our segments. We provide additional detail about segment results and a reconciliation of segment EBIT to consolidated EBIT in Note F to the Consolidated Financial Statements on page 80.

(Dollar amounts in millions)	2012	2011	Change in Sales $	Change in Sales %	% Change Same Location Sales (1)
Sales					
Residential Furnishings	$ 1,904	$ 1,837	$ 67	4 %	3 %
Commercial Fixturing & Components	483	507	(24)	(5)%	— %
Industrial Materials	881	857	24	3 %	(5)%
Specialized Products	760	736	24	3 %	3 %
Total	4,028	3,937	91		
Intersegment sales elimination	(307)	(301)	(6)		
External sales	$ 3,721	$ 3,636	$ 85	2 %	1 %

	2012	2011	Change in EBIT $	Change in EBIT %	EBIT Margins (2) 2012	EBIT Margins (2) 2011
EBIT						
Residential Furnishings	$ 154	$ 138	$ 16	12 %	8.1 %	7.5%
Commercial Fixturing & Components	30	16	14	88 %	6.3 %	3.1%
Industrial Materials	65	28	37	132 %	7.3 %	3.3%
Specialized Products	86	77	9	12 %	11.3 %	10.5%
Intersegment eliminations & other	(9)	(7)	(2)			
Change in LIFO reserve	15	(14)	29			
Total	$ 341	$ 238	$ 103	43 %	9.2 %	6.5%

(1) *This is the change in sales not attributable to acquisitions or divestitures. These are sales that come from the same plants and facilities that we owned one year earlier.*

(2) *Segment margins are calculated on total sales. Overall company margin is calculated on external sales.*

Residential Furnishings

Residential Furnishings sales increased 4% in 2012, entirely from higher unit volumes. Demand improved in several of our residential markets during the year. In our U.S. Spring business, innerspring unit volumes increased 4%, in large part from growth of Comfort Core®, which is our pocketed coil product offering. Strong market reception of hybrid mattresses is helping to drive growth in this category. We again had significant growth in adjustable beds, with unit volumes up 27% in 2012. Sales also grew in geo components, carpet underlay, seating components, and sofa sleepers. These improvements were partially offset by a 4% decrease in furniture hardware unit volumes and declines in our International Spring business.

EBIT and EBIT margins increased in 2012, primarily due to higher sales and the absence of the December 2011 restructuring-related costs (of $7 million).

Commercial Fixturing & Components

Sales in Commercial Fixturing & Components decreased 5% in 2012, due to the divestiture of our U.K.-based point-of-purchase display operation in January 2012. Apart from the divestiture, sales in the segment were flat with 2011. Volumes in the Store Fixtures business were roughly flat for the year, with significantly lower spending by certain retailers offset by large programs (in the third quarter) associated with a major customer's re-branding initiative. Sales in our Office Furniture Components business were also essentially unchanged, which we believe was consistent with 2012 demand trends in the office seating market.

EBIT and EBIT margins increased in 2012, primarily benefiting from prior cost improvement initiatives and the absence of the December 2011 restructuring-related costs (of $3 million).

Industrial Materials

Sales in the segment increased 3% in 2012, with revenue from acquisitions partially offset by lower trade sales from our steel mill. The decrease in trade sales of steel rod during 2012 was largely offset by an increase in intra-segment rod sales, so total rod production for the year was roughly flat with 2011. The rod mill continues to operate at full capacity. Despite the negative sales comparisons they create, lower trade sales of rod are generally neutral to earnings if production levels are stable and we're consuming the rod in our own wire mills.

EBIT and EBIT margins increased versus 2011, primarily due to the absence of the December 2011 restructuring-related costs (of $22 million), cost improvements, and earnings from acquisitions. EBIT margins also increased during the year as a result of the change in sales from trade to intra-segment at our steel rod mill. This sales shift is beneficial to margins since it decreases our reported sales while preserving comparable EBIT levels.

Segment sales and EBIT benefited from the acquisition (in January 2012) of Western Pneumatic Tube. That business, which resides in the Industrial Materials segment, exceeded our initial first year forecast, and as expected, generated EBIT margins greater than the company average.

Specialized Products

In Specialized Products, sales increased 3% in 2012, with growth in Automotive partially offset by changes in currency exchange rates. Sales also increased slightly in Commercial Vehicle Products, but Machinery volumes were down versus the prior year. Our Automotive business continued to experience strong growth during 2012 in North America and Asia, but sales declined in Europe from currency impacts and ongoing economic weakness.

EBIT and EBIT margins increased in 2012 primarily from higher sales and the absence of the December 2011 restructuring-related costs (of $5 million).

Results from Discontinued Operations

Full year earnings from discontinued operations, net of tax, was not material in either year (2011 or 2012).

RESULTS OF OPERATIONS—2011 vs. 2010

Sales growth in 2011 was driven primarily by factors that bring little incremental earnings. The main revenue catalyst was raw material-related price inflation, but currency and a change in sales at our steel mill (from intra-segment to trade) also contributed to the year-over-year increase. Across the remainder of the company as a whole, unit volume was up slightly. Full-year earnings decreased, from $177 million in 2010 to $153 million in 2011 primarily from higher restructuring-related costs.

Further details about our consolidated and segment results are discussed below.

Consolidated Results

The following table shows the changes in sales and earnings during 2011, and identifies the major factors contributing to the changes.

(Dollar amounts in millions, except per share data)	Amount	%
Net sales:		
Year ended December 31, 2010	$ 3,359	
Same location sales increase:		
Approximate inflation and currency	159	4.7%
Approximate unit volume increase	116	3.5%
Same location sales increase	275	8.2%
Acquisition sales growth	3	—
Small divestitures	(1)	—
Year ended December 31, 2011	$ 3,636	8.2%
Net earnings attributable to Leggett & Platt:		
(Dollar amounts, net of tax)		
Year ended December 31, 2010	$ 177	
Higher restructuring-related costs	(23)	
Lower effective tax rate	6	
Other factors, including slightly higher unit volume offset by higher selling and administrative, and other costs	(7)	
Year ended December 31, 2011	$ 153	
Earnings Per Share—2010	$ 1.15	
Earnings Per Share—2011	$ 1.04	

Sales grew 8% in 2011, largely from inflation and currency rate changes. Unit volumes grew 3% primarily due to a shift in the mix of sales at our steel mill (from intra-segment to trade). Across the bulk of our businesses, in aggregate, market demand increased slightly.

Demand improved in certain of our markets during 2011, with automotive and office furniture leading the way. In contrast, stagnant demand negatively impacted our major residential markets. Many consumers continued to postpone spending on larger-ticket items such as bedding and furniture in the face of ongoing economic weakness.

Earnings decreased in 2011, largely due to restructuring-related costs associated with the decision (in the fourth quarter) to close certain manufacturing facilities. Other factors, including slightly higher unit volume, a lower effective tax rate, and higher selling, administrative, and other costs essentially offset during the year.

LIFO Impact

All of our segments use the first-in, first-out (FIFO) method for valuing inventory. In our consolidated financials, an adjustment is made at the corporate level (i.e. outside the segments) to convert about 60% of our inventories to the last-in, first-out (LIFO) method. These are primarily our domestic, steel-related inventories. In both 2011 and 2010, moderate inflation led to full-year LIFO expense ($14 million in 2011 and $15 million in 2010).

For further discussion of inventories, see Note A to the Consolidated Financial Statements on page 71.

Interest and Income Taxes

Net interest expense in 2011 was roughly flat with 2010.

The 2011 consolidated worldwide effective income tax rate of 24.2% was lower than the 28.1% incurred in 2010. Several factors contributed to the reduction, including changes in our mix of earnings among taxing jurisdictions, one-time benefits from tax planning strategies, and tentative agreement reached with the IRS regarding the examination of our 2004 through 2008 tax years. As a result of the tax planning strategies and audit, we recognized tax benefits of $5 million in 2011. This was comparable to a tax benefit realized in 2010 related to the IRS examination in that year of certain tax credit claims, which was substantially offset by incremental taxes from the repatriation of certain foreign earnings in that year. We also experienced other less significant, discrete tax items (both favorable and unfavorable) that substantially offset for the year.

Segment Results

In the following section we discuss 2011 sales and EBIT for each of our segments. We provide additional detail about segment results and a reconciliation of segment EBIT to consolidated EBIT in Note F to the Consolidated Financial Statements on page 80.

(Dollar amounts in millions)	2011	2010	Change in Sales $	Change in Sales %	% Change Same Location Sales (1)
Sales					
Residential Furnishings	$ 1,837	$ 1,747	$ 90	5 %	5 %
Commercial Fixturing & Components	507	535	(28)	(5)%	(5)%
Industrial Materials	857	725	132	18 %	18 %
Specialized Products	736	629	107	17 %	17 %
Total	3,937	3,636	301		
Intersegment sales elimination	(301)	(277)	(24)		
External sales	$ 3,636	$ 3,359	$ 277	8 %	8 %

	2011	2010	Change in EBIT $	Change in EBIT %	EBIT Margins (2) 2011	EBIT Margins (2) 2010
EBIT						
Residential Furnishings	$ 138	$ 160	$ (22)	(14)%	7.5 %	9.1%
Commercial Fixturing & Components	16	23	(7)	(30)%	3.1 %	4.3%
Industrial Materials	28	55	(27)	(49)%	3.3 %	7.6%
Specialized Products	77	66	11	17 %	10.5 %	10.5%
Intersegment eliminations & other	(7)	(1)	(6)			
Change in LIFO reserve	(14)	(15)	1			
Total	$ 238	$ 288	$ (50)	(17)%	6.5 %	8.6%

(1) *This is the change in sales not attributable to acquisitions or divestitures. These are sales that come from the same plants and facilities that we owned one year earlier.*
(2) *Segment margins are calculated on total sales. Overall company margin is calculated on external sales.*

Residential Furnishings

Residential Furnishings sales increased in 2011, primarily from inflation and currency, which generated little profit. Unit volume in the segment was flat. Demand in most of our residential markets continued to be soft as consumers postponed spending on larger-ticket items such as bedding and furniture. Full-year 2011 unit volumes were essentially flat in our U.S. Spring business but declined in International Spring and Furniture Hardware (from pronounced market weakness mid-year). The only business in the segment that posted meaningful unit growth in 2011 was our Adjustable Bed business, where unit volumes grew 44% for the full year.

EBIT and EBIT margins decreased versus 2010, primarily due to higher restructuring-related costs (of $9 million), less favorable sales mix, inflation, and other operating cost increases.

We initiated restructuring activities in the last half of 2011 in an effort to improve ongoing profitability, and part of that activity occurred in Residential Furnishings. We consolidated four operations in the segment, including two carpet underlay plants, a Canadian spring facility, and a fabric coating business.

Commercial Fixturing & Components

Sales decreased in 2011, largely from lower demand in our Store Fixtures business, as some of the large, value-oriented retailers significantly curtailed both new store construction and remodeling activity during the year. In contrast, market demand continued to improve in Office Furniture Components as that business posted strong growth in 2011. EBIT and EBIT margins in the segment decreased versus 2010, primarily due to lower sales in the Store Fixtures business.

Our efforts to improve ongoing profitability resulted in the decision late in 2011 to consolidate one of our six remaining store fixture locations.

Industrial Materials

2011 sales increased, reflecting steel-related price inflation and higher trade sales from our steel mill, both of which generated little incremental profit. Full-year unit volumes declined in both Wire Drawing and Steel Tubing, reflecting weak bedding, furniture, and store fixtures end markets.

EBIT and EBIT margins decreased versus 2010, mainly from higher restructuring-related costs (of $23 million). EBIT margins also decreased during 2011 as a result of a change in sales from intra-segment to trade at our steel rod mill. This sales shift is dilutive to margins since it results in a higher level of reported sales without increasing the level of reported EBIT. Reported earnings are roughly comparable despite whether rod is sold to our wire mills (intra-segment) or to trade customers.

Restructuring activities in late 2011 involved the closure of two facilities in the segment. We closed one of our six domestic wire drawing operations and consolidated that volume into two of the remaining plants. We also announced the closing of a wire forming operation that was a supplier of coated wire dishwasher racks into the domestic appliance industry.

Specialized Products

In Specialized Products, sales increased in 2011, primarily reflecting improved demand across the major businesses in the segment. Changes in currency exchange rates also added to year-over-year sales growth. Automotive growth continued to benefit from the recovery in global industry production.

EBIT increased versus the prior year with the impact of higher sales partially offset by higher restructuring-related costs (of $7 million), raw material cost inflation, and currency impacts. EBIT margins were flat.

Results from Discontinued Operations

Full year earnings from discontinued operations, net of tax, was not material in either year (2010 or 2011).

LIQUIDITY AND CAPITALIZATION

Our operations provide most of the cash we require. Debt may also be used to fund a portion of our needs. In 2012, cash from operations increased significantly from higher earnings and improvements in working capital levels. For over 20 years, our operations have provided more than enough cash to fund both capital expenditures and dividend payments. We expect this once again to be the case in 2013.

We ended 2012 with net debt to net capital at 29%, slightly below the conservative end of our long-term targeted range of 30-40%, and consistent with year-end 2011 levels. The calculation of net debt as a percent of net capital is presented on page 43.

In August 2012, we issued $300 million of 10-year notes. With the proceeds, we reduced our use of commercial paper and ended the year with our entire $600 million commercial paper program and revolving credit agreement fully available.

Uses of Cash

Finance Capital Requirements

Cash is readily available to fund growth, both internally (through capital expenditures) and externally (through acquisitions).


Capital Expenditures
(millions of dollars)
100
75
50
25
0
71
75
68
2012
2011
2010
Cash Used for Acquisitions
(millions of dollars)
250
200
150
100
50
0
212
7
5
2012
2011
2010

Capital expenditures include investments we make to maintain, modernize, and expand manufacturing capacity. As shown in the chart above, capital expenditures have been stable in recent years. In all of our businesses, we invest to maintain facilities and equipment. We also invest to support new product introductions and specific product categories that are rapidly growing. However, with excess productive capacity across our operations (from continued low demand levels), we have had relatively low spending on expansion projects. We expect capital expenditures of less than $100 million in 2013. The expected increase versus 2012 primarily relates to new programs that we have been awarded, and that should contribute to earnings and cash flow beginning in 2014.

Our strategic, long-term, 4-5% annual growth objective envisions periodic acquisitions. We are seeking acquisitions within our growth businesses, and are looking for opportunities to enter new, higher growth markets (carefully screened for sustainable competitive advantage). During 2008 through 2010, acquisitions were a lower priority as we primarily focused on improving margins and returns of our existing businesses. As a result, no significant acquisitions were completed in 2010 or 2011. In 2011, we again turned our focus to acquisitions and began actively soliciting opportunities while maintaining our screening discipline. In January 2012, we purchased Western Pneumatic Tube for $188 million. This acquisition aligns extremely well with our strategy to seek businesses with secure, leading positions in growing, profitable, attractive markets. Western established for us a strong competitive position in the higher return, higher growth aerospace market.

Additional details about acquisitions can be found in Note R to the Consolidated Financial Statements on page 104.

Pay Dividends


Dividends Paid
(millions of dollars)
200
150
100
50
0
2012
2011
2010
Dividends Declared
($'s per share)
1.20
1.00
0.80
0.60
0.40
0.20
0.00
2012
2011
2010

Dividends are the primary means by which we return cash to shareholders. During 2012, we declared four quarterly dividends, but paid five, given our decision to accelerate into December 2012 the dividend typically paid in January 2013 (of $41 million) in anticipation of individual tax rate increases. The chart above reflects that accelerated dividend payment. In 2013, we expect to return to our typical dividend schedule (and pay the fourth quarter dividend in 2014), therefore the cash requirement for dividends in 2013 will be lower, at approximately $125 million.

Maintaining and increasing the dividend remains a high priority. In 2012, we increased the quarterly dividend to $.29 per share and extended to 41 years our record of consecutive annual dividend increases, at an average compound growth rate of 13%. Our targeted dividend payout is approximately 50-60% of net earnings. Actual payout has been higher in recent years, but as earnings continue to grow, we expect to move into that target range.

Repurchase Stock


Stock Repurchases, net
(millions of dollars)
250
200
150
100
50
0
-50
205
106
-6
2012
2011
2010

Stock repurchases are the other means by which we return cash to shareholders. During the past three years, we repurchased a total of 18 million shares of our stock and issued 12 million shares through employee benefit and stock purchase plans, reducing outstanding shares by 5%. Given the $188 million cash outlay to acquire Western Pneumatic Tube early in the year, our share repurchases in 2012 were below those of recent years. During 2012, we repurchased 2 million shares (at an average of $25.35) and issued 5 million shares (at an average of $18.30). Two-thirds of the issuances related to employee stock option exercises, which increased notably in 2012 with the significant share price appreciation during the year.

Consistent with our stated priorities, we expect to use remaining operating cash (after funding capital expenditures, dividends, and acquisitions) to prudently buy back our stock, subject to the outlook for the economy, our level of cash generation, and other potential opportunities to strategically grow the company. We have been authorized by the Board to repurchase up to 10 million shares each year, but we have established no specific repurchase commitment or timetable.

Cash from Operations

Cash from operations is our primary source of funds. Earnings and changes in working capital levels are the two broad factors that generally have the greatest impact on our cash from operations.


Cash From Operations
(millions of dollars)
500
400
300
200
100
0
-100
450
329
363
392
343
-14
-17
2012
2011
2010
working capital impact on operating cash flow
net earnings, D&A, and other sources of operating cash flow
total cash from operations

Cash from operations increased 37%, to $450 million during 2012, on stronger earnings and improvements in working capital levels (largely from reductions in accounts receivable). In 2011, cash from operations decreased primarily due to lower earnings.

We continue to closely monitor our working capital levels, and ended the year with adjusted working capital at 13.2% of annualized sales[1], notably better than our 15% target. The table below shows this calculation. We eliminate cash and current debt maturities from working capital to monitor our operating efficiency and believe this provides a more useful measurement.

(Dollar amounts in millions)	2012	2011
Current assets	$ 1,339	$ 1,224
Current liabilities	(731)	(586)
Working capital	608	638
Cash and cash equivalents	(359)	(236)
Current debt maturities	202	3
Adjusted working capital [2]	$ 451	$ 405
Annualized sales [1]	$ 3,412	$ 3,416
Adjusted working capital as a percent of annualized sales	13.2%	11.9%

1. *Annualized sales equal 4th quarter sales ($853 million in 2012 and $854 million in 2011) multiplied by 4. We believe measuring our working capital against this sales metric is more useful, since efficient management of working capital includes adjusting those net asset levels to reflect current business volume.*
2. *The increase in adjusted working capital relates primarily to the accelerated payment of the fourth quarter 2012 dividend ($41 million).*

The following table presents dollar amounts related to key working capital components at the end of the past two years.

	Amount (in millions)		
	2012	2011	Change
Trade Receivables, net	$ 413	$ 442	$ (29)
Inventory, net	489	441	48
Accounts Payable	285	257	28

Trade receivables decreased from year-end 2011 levels, primarily due to lower trade sales late in the year in certain businesses and improved credit terms with certain customers.

Inventory increased from year-end 2011, primarily due to: i) acquisitions; ii) decisions to take advantage of temporarily lower commodity costs near the end of 2012 in certain businesses, and iii) higher production in late 2012 for programs that ship in early 2013.

Accounts Payable also increased primarily due to the opportunistic purchases of raw materials and higher production in late 2012, both of which also impacted inventory levels.

The next chart shows recent trends in key working capital components (expressed in numbers of days at the end of the past five quarters).


Working Capital Trends
70
60
50
40
30
20
Number of Days
63
67
57
56
56
52
48
49
50
45
39
39
35
35
33
Dec 2011
Mar 2012
Jun 2012
Sep 2012
Dec 2012
Trade Receivables - DSO (1)
Inventory, net - DIO (2)
Accounts Payable - DPO (3)

1. *The trade receivables ratio represents the days of sales outstanding calculated as: ending net trade receivables ÷ (quarterly net sales ÷ number of days in the quarter).*
2. *The inventory ratio represents days of inventory on hand calculated as: ending net inventory ÷ (quarterly cost of goods sold ÷ number of days in the quarter).*
3. *The accounts payable ratio represents the days of payables outstanding calculated as: ending accounts payable ÷ (quarterly cost of goods sold ÷ number of days in the quarter).*

Changes in the quarterly Days Sales Outstanding (DSO) reflect normal seasonal fluctuations due to the timing of cash collection and other factors. The decrease in the fourth quarter DSO was driven by improved payment patterns with several large customers, and some customers taking advantage of cash discounts and other incentives for early payment. In 2012, we incurred $4 million of customer bad debt expense as compared to $6 million in 2011, which is largely a reflection of a modest improvement in the financial stability of customers in the majority of our markets. We expect DSO in 2013 to follow our normal seasonal pattern.

Our Days Inventory on Hand (DIO) increased compared to the prior year primarily due to decisions to take advantage of temporarily lower commodity costs near the end of 2012 in certain businesses and higher production in late 2012 for programs that ship in early 2013. We do not expect that either of these situations will increase our exposure to obsolete and slow moving inventory. During both 2012 and 2011, we recognized expense of $10 million associated with obsolete and slow moving inventories.

We actively strive to optimize payment terms with our vendors, and over the last few years, have increased our Days Payable Outstanding (DPO) by more than ten days. We expect that we will be able to continue this favorable trend going forward.

Working capital levels vary by segment. The Commercial Fixturing & Components segment typically has relatively higher accounts receivable balances due to the longer credit terms required to service certain customers of the Store Fixtures group. This business group also generally requires higher inventory investments due to the custom nature of its products, longer manufacturing lead times (in certain cases), and the needs of many customers to receive large volumes of product within short periods of time.

Capitalization

This table presents key debt and capitalization statistics at the end of the three most recent years.

(Dollar amounts in millions)	2012	2011	2010
Long-term debt outstanding:			
Scheduled maturities	$ 854	$ 763	$ 762
Average interest rates (1)	*4.7%*	*4.6%*	*4.6%*
Average maturities in years (1)	*4.9*	*3.8*	*4.7*
Revolving credit/commercial paper	—	70	—
Total long-term debt	854	833	762
Deferred income taxes and other liabilities	228	188	192
Equity	1,442	1,308	1,524
Total capitalization	$ 2,524	$ 2,329	$ 2,478
Unused committed credit:			
Long-term	$ 600	$ 530	$ 522
Short-term	—	—	—
Total unused committed credit	$ 600	$ 530	$ 522
Current maturities of long-term debt	$ 202	$ 3	$ 2
Cash and cash equivalents	$ 359	$ 236	$ 244
Ratio of earnings to fixed charges (2)	6.1 x	4.8 x	5.8 x

(1) These rates include current maturities, but exclude commercial paper to reflect the averages of outstanding debt with scheduled maturities. The rates also include amortization of interest rate swaps.

(2) Fixed charges include interest expense, capitalized interest, plus implied interest included in operating leases. Earnings consist principally of income from continuing operations before income taxes, plus fixed charges.

The next table shows the percent of long-term debt to total capitalization at December 31, 2012 and 2011, calculated in two ways:

- Long-term debt to total capitalization as reported in the previous table.
- Long-term debt to total capitalization each reduced by total cash and increased by current maturities of long-term debt.

We believe that adjusting this measure for cash and current maturities allows a more useful comparison to periods during which cash fluctuates significantly. We use these adjusted measures to monitor our financial leverage.

(Dollar amounts in millions)	**2012**	**2011**
Long-term debt	$ 854	$ 833
Current debt maturities	202	3
Cash and cash equivalents	(359)	(236)
Net debt	$ 697	$ 600
Total capitalization	$ 2,524	$ 2,329
Current debt maturities	202	3
Cash and cash equivalents	(359)	(236)
Net capitalization	$ 2,367	$ 2,096
Long-term debt to total capitalization	33.8%	35.8%
Net debt to net capitalization	29.4%	28.6%

Total debt (which includes long-term debt and current debt maturities) increased $220 million in 2012, in part from the $188 million cash outlay to acquire Western Pneumatic Tube.

In August 2012, we issued $300 million aggregate principal of notes that mature in 2022 unless redeemed earlier. The notes bear interest at a rate of 3.4% per year, with interest payable semi-annually beginning on February 15, 2013. The net proceeds of the notes were used to pay down commercial paper, which in turn provided borrowing capacity under our commercial paper program for general corporate purposes, the repayment of existing indebtedness, the funding of possible future acquisitions, and stock repurchases.

As a part of the above issuance, we also unwound the $200 million forward starting interest swaps we had entered into during 2010 and recognized a loss of approximately $43 million, which will be amortized over the life of the notes. This results in a fully weighted effective interest rate of 5.0% associated with the notes.

Short Term Borrowings

We can raise cash by issuing up to $600 million in commercial paper through a program that is backed by a $600 million revolving credit agreement with a syndicate of 13 lenders. This agreement was renewed in 2011, with a five-year term ending in 2016. The credit agreement allows us to issue letters of credit up to $250 million. When we issue letters of credit in this manner, our capacity under the agreement, and consequently, our ability to issue commercial paper, is reduced by a corresponding amount. Amounts outstanding related to our commercial paper program were:

(Dollar amounts in millions)	2012	2011	2010
Total program authorized	$ 600	$ 600	$ 600
Commercial paper outstanding (classified as long-term debt)	—	(70)	—
Letters of credit issued under the credit agreement	—	—	(78)
Total program usage	—	(70)	(78)
Total program available	$ 600	$ 530	$ 522

The average and maximum amount of commercial paper outstanding during 2012 was $200 million and $382 million, respectively. During the fourth quarter, the average and maximum amounts outstanding were $4 million and $27 million respectively. Commercial paper amounts increased in January 2012 from the $188 million cash outlay to acquire Western Pneumatic Tube. Subsequently, borrowing levels fluctuated due to normal changes in working capital funding requirements. As discussed on the prior page, we used the proceeds from the notes we issued in August to pay down commercial paper, and ended the year with the entire $600 million program available. At year end, we had no letters of credit outstanding under the credit agreement, but we had $68 million of stand-by letters of credit outside the agreement to take advantage of more attractive fee pricing.

On April 1, 2013, we have $200 million of 4.7% notes that mature. With anticipated operating cash flows, our commercial paper program, and our expected ability to issue debt in the capital markets, we believe we have more than sufficient funds available to repay this maturing debt, as well as support our ongoing operations, pay dividends, fund future growth, and repurchase stock.

Accessibility of Cash

At December 31, 2012, we had cash and cash equivalents of $359 million primarily invested in interest-bearing bank accounts and in bank time deposits with original maturities of three months or less.

A substantial portion of these funds are held in the international accounts of our foreign operations. Though we do not rely on this foreign cash as a source of funds to support our ongoing domestic liquidity needs, we believe we could bring most of this cash back to the U.S. over a period of two to three years without material cost. However, if we had to bring all the foreign cash back immediately, we would incur incremental tax expense of up to $42 million. In 2011 we brought back $89 million of cash, and in 2012 we brought back $50 million, in each case at no added tax cost.

CONTRACTUAL OBLIGATIONS

The following table summarizes our future contractual cash obligations and commitments at December 31, 2012:

		Payments Due by Period			
Contractual Obligations	**Total**	**Less Than 1 Year**	**1-3 Years**	**3-5 Years**	**More Than 5 Years**
(Dollar amounts in millions)					
Long-term debt [1]	$ 1,049	$ 200	$ 380	$ 4	$ 465
Capitalized leases	6	1	3	1	1
Operating leases	110	31	46	20	13
Purchase obligations [2]	275	275	—	—	—
Interest payments [3]	190	38	62	34	56
Deferred income taxes	70	—	—	—	70
Other obligations (including acquisitions, pensions, and reserves for tax contingencies)	165	3	22	12	128
Total contractual cash obligations	$ 1,865	$ 548	$ 513	$ 71	$ 733

1. *The long-term debt payment schedule presented above could be accelerated if we were not able to make the principal and interest payments when due.*
2. *Purchase obligations primarily include open short-term (30-120 days) purchase orders that arise in the normal course of operating our facilities.*
3. *Interest payments are calculated on debt outstanding at December 31, 2012 at rates in effect at the end of the year.*

PART II

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. To do so, we must make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses, and disclosures. If we used different estimates or judgments our financial statements would change, and some of those changes could be significant. Our estimates are frequently based upon historical experience and are considered by management, at the time they are made, to be reasonable and appropriate. Estimates are adjusted for actual events, as they occur.

"Critical accounting estimates" are those that are: a) subject to uncertainty and change, and b) of material impact to our financial statements. Listed below are the estimates and judgments which we believe could have the most significant effect on our financial statements.

We provide additional details regarding our significant accounting policies in Note A to the Consolidated Financial Statements on page 71.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Goodwill		
Goodwill is assessed for impairment annually as of June 30 and as triggering events occur. In the past three years, no impairments have been recorded as a result of the annual impairment reviews.	In order to assess goodwill for potential impairment, judgment is required to estimate the fair market value of each reporting unit (which is one level below reportable segments) using the combination of a discounted cash flow model and a market approach using price to earnings ratios for comparable publicly traded companies with characteristics similar to the reporting unit. The cash flow model contains uncertainties related to the forecast of future results as many outside economic and competitive factors can influence future performance. Margins, sales growth, and discount rates are the most critical estimates in determining enterprise values using the cash flow model.	Fair market value for one of the 10 reporting units (Store Fixtures) exceeded book value by approximately 10%. The goodwill associated with this reporting unit is $111 million, and is dependent on capital spending by retailers on both new stores and remodeling of existing stores. Retailer activity was roughly flat in 2012, and the Store Fixtures reporting unit met full-year expectations. However, due to the project nature of this business, the predictability of future results is less certain than that of other reporting units. If we are not able to maintain current performance levels, future impairments could be possible. The remaining reporting units have fair market values that exceed carrying value by more than 35%, and have goodwill of $880 million.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Goodwill (cont.)	The market approach requires judgment to determine the appropriate price to earnings ratio. Ratios are derived from comparable publicly-traded companies that operate in the same or similar industry as the reporting unit.	Information regarding material assumptions used to determine if a goodwill impairment exists can be found in Note C on page 75.
Other Long-lived Assets Other long-lived assets are tested for recoverability at year-end and whenever events or circumstances indicate the carrying value may not be recoverable. For other long-lived assets we estimate fair value at the lowest level where cash flows can be measured (usually at a branch level).	Impairments of other long-lived assets usually occur when major restructuring activities take place, or we decide to discontinue product lines completely. Our impairment assessments have uncertainties because they require estimates of future cash flows to determine if undiscounted cash flows are sufficient to recover carrying values of these assets. For assets where future cash flows are not expected to recover carrying value, fair value is estimated which requires an estimate of market value based upon asset appraisals for like assets.	These impairments are unpredictable. Impairments were $2 million in 2012, $35 million in 2011, and $2 million in 2010. The 2011 impairments were largely the result of lowered future business expectations at several underperforming locations that resulted in the decision to exit some unprofitable lines of business. Prior forecasts assumed a recovery in business levels (primarily housing related industries) that had not materialized by late 2011.
Inventory Reserves We reduce the carrying value of inventories to reflect an estimate of net realizable value for obsolete and slow-moving inventory.	Our inventory reserve contains uncertainties because the calculation requires management to make assumptions about the value of products that are obsolete or slow-moving (i.e. not selling very quickly).	At December 31, 2012, the reserve for obsolete and slow-moving inventory was $36 million (approximately 6% of FIFO inventories).

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Inventory Reserves (cont.)		
If we have had no sales of a given product for 12 months, those items are generally deemed to have no value and are written down completely. If we have more than a one-year's supply of a product, we value that inventory at net realizable value (what we think we will recover).	Changes in customer behavior and requirements can cause inventory to quickly become obsolete or slow moving. The calculation also uses an estimate of the ultimate recoverability of items identified as slow moving based upon historical experience (65% on average).	Additions to inventory reserves in 2012 were $10 million, which were comparable to the previous year. We do not expect obsolescence to change from current levels.
Workers' Compensation		
We are substantially self-insured for costs related to workers' compensation, and this requires us to estimate the liability associated with this obligation.	Our estimates of self-insured reserves contain uncertainties regarding the potential amounts we might have to pay (since we are self-insured). We consider a number of factors, including historical claim experience, demographic factors, and potential recoveries from third party insurance carriers.	Over the past five years, we have incurred, on average, $10 million annually for costs associated with workers' compensation. Average year-to-year variation over the past five years has been approximately $1 million. At December 31, 2012, we had accrued $33 million to cover future self-insurance liabilities. Internal safety statistics and cost trends have improved in the last several years. We expect worker compensation costs to remain at current lower levels for the foreseeable future.
Credit Losses		
For accounts and notes receivable, we estimate a bad debt reserve for the amount that will ultimately be uncollectible. When we become aware of a specific customer's potential inability to pay, we record a bad debt reserve for the amount we believe may not be collectible.	Our bad debt reserve contains uncertainties because it requires management to estimate the amount uncollectible based upon an evaluation of several factors such as the length of time that receivables are past due, the financial health of the customer, industry and macroeconomic considerations, and historical loss experience.	A significant change in the financial status of a large customer could impact our estimates. The average annual amount of customer-related credit losses was $6 million (less than 1% of annual net sales) over the last three years. At December 31, 2012, our reserves for doubtful accounts totaled $20 million (about 5% of our accounts and customer-related notes receivable of $434 million).

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Credit Losses (cont.)	Our customers are diverse and many are small-to-medium sized companies, with some being highly leveraged. Bankruptcy can occur with some of these customers relatively quickly and with little warning.	In 2012 and 2011, bad debt expense averaged $7 million. We have not experienced any significant individual customer bankruptcies in the past two years. We believe the financial health of our major customers has modestly improved, but some are highly leveraged, and this could cause circumstances to change in the future. At December 31, 2012, we had $11 million of non-customer notes receivable, primarily related to divested businesses, and have recorded reserves of $1 million for these notes. Most of these notes are to be paid by highly leveraged entities, which could result in the need for additional reserves in the future.
Pension Accounting For our pension plans, we must estimate the cost of benefits to be provided (well into the future) and the current value of those benefit obligations.	The pension liability calculation contains uncertainties because it requires management to estimate an appropriate discount rate to calculate the present value of future benefits paid, which also impacts current year pension expense. Determination of pension expense requires an estimate of expected return on pension assets based upon the mix of investments held (bonds and equities).	The discount rates used to calculate the pension liability for our most significant plans decreased approximately 50 basis points in 2012 due to lower corporate bond yields. Each 25 basis point decrease in the discount rate increases pension expense by $.5 million and increases the plans' benefit obligation by $9.6 million.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Pension Accounting (cont.)	Other assumptions include rates of compensation increases, withdrawal and mortality rates, and retirement ages. These estimates impact the pension expense or income we recognize and our reported benefit obligations.	The expected return on assets in 2012 decreased to 6.6%, compared to 6.7% in 2011 and 6.8% in 2010. A 25 basis point reduction in the expected return on assets would increase pension expense by $.5 million, but have no effect on the plans' funded status. Assuming a long-term investment horizon, we do not expect a material change to the return on asset assumption.
Income Taxes In the ordinary course of business, we must make estimates of the tax treatment of many transactions, even though the ultimate tax outcome may remain uncertain for some time. These estimates become part of the annual income tax expense reported in our financial statements. Subsequent to year end, we finalize our tax analysis and file income tax returns. Tax authorities periodically audit these income tax returns and examine our tax filing positions, including (among other things) the timing and amounts of deductions, and the allocation of income among tax jurisdictions. We adjust income tax expense in our financial statements in the periods in which the actual outcome becomes more certain.	Our tax liability for unrecognized tax benefits contains uncertainties because management is required to make assumptions and to apply judgment to estimate the exposures related to our various filing positions. Our effective tax rate is also impacted by changes in tax laws, the current mix of earnings by taxing jurisdiction, and the results of current tax audits and assessments.	Potential changes in tax laws could impact assumptions related to the non-repatriation of certain foreign earnings. In 2012, we accrued $11 million for taxes on earnings that are no longer indefinitely reinvested in China. If all non-repatriated earnings were taxed, we would incur additional taxes of approximately $42 million. Tax audits by various taxing authorities are expected to increase as governments continue to look for ways to raise additional revenue. Based upon past experience, we do not expect any material changes to our tax liability as a result of this increased audit activity; however, we could incur additional tax expense if we have audit adjustments higher than recent historical experience.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Income Taxes (cont.)	At December 31, 2012 and 2011, we had $39 million and $14 million, respectively, of net deferred tax assets on our balance sheet related to operating loss and tax credit carryforwards. The ultimate realization of these deferred tax assets is dependent upon the amount, source, and timing of future taxable income. Valuation allowances are established against future potential tax benefits to reflect the amounts we believe have no more than a 50% probability of being realized. In addition, assumptions have been made regarding the non-repatriation of earnings from certain subsidiaries. Those assumptions may change in the future, thereby affecting future period results for the tax impact of possible repatriation.	The recovery of net operating losses (NOL's) has been closely evaluated for the likelihood of recovery based upon factors such as the age of losses, viable tax planning strategies, and future taxable earnings expectations. We believe that appropriate valuation allowances have been recorded as necessary. However, if earnings expectations or other assumptions change such that additional valuation allowances are required, we could incur additional tax expense. We assessed our ability to recover Canadian NOL's and other deferred tax assets, and determined that previously recorded valuation allowances were no longer necessary. Therefore, we recorded income of $38 million in the fourth quarter of 2012 related to this reversal.
Contingencies We evaluate various legal, environmental, and other potential claims against us to determine if an accrual or disclosure of the contingency is appropriate. If it is probable that an ultimate loss will be incurred, we accrue a liability for the reasonable estimate of the ultimate loss.	Our disclosure and accrual of loss contingencies (i.e., losses that may or may not occur) contain uncertainties because they are based on our assessment of the likelihood that the expenses will actually occur, and our estimate of the likely cost. Our estimates and judgments are subjective and can involve matters in litigation, the results of which are generally very unpredictable.	We have several environmental clean-up activities related to current and closed facilities that mostly involve soil and groundwater contamination. Based upon facts available at this time, we believe reserves are adequate, however cost estimates could change as we determine more about the severity and cost of remediation. Legal contingencies are related to numerous lawsuits and claims described beginning on page 52. Over the past five years, the largest annual cost for litigation claims was $6 million (excluding legal fees).

PART II

CONTINGENCIES

Our disclosure and accrual of loss contingencies (i.e., losses that may or may not occur) are based on our assessment of the probability that the expenses will actually occur, and our reasonable estimate of the likely cost. Our estimates and judgments are subjective and can involve matters in litigation, the results of which are generally very unpredictable.

Shareholder Derivative Lawsuit

On August 10, 2010, a shareholder derivative suit was filed by the New England Carpenters Pension Fund in the Circuit Court of Jasper County, Missouri as Case No. 10AO-CC284 ("2010 Suit"). The 2010 Suit was substantially similar to a prior suit filed by the same plaintiff, in the same court, on February 5, 2009 ("2009 Suit"). The 2009 Suit was dismissed without prejudice based on the plaintiff's failure to make demand on our Board and shareholders. As before, the plaintiff did not make such demand. On April 6, 2011, the 2010 Suit was dismissed without prejudice. On May 12, 2011, the plaintiff filed an appeal to the Missouri Court of Appeals. On November 28, 2012, the Missouri Court of Appeals reversed the trial court's dismissal, and remanded the case back to the trial court finding that plaintiff sufficiently pled demand on the Board and shareholders. We filed a request for transfer to the Missouri Supreme Court on December 12, 2012, which was denied by the Court of Appeals. On January 3, 2013, we filed a transfer petition to the Missouri Supreme Court. On February 26, 2013, the Missouri Supreme Court denied our request. The case will be sent back to Jasper County, Missouri for further proceedings. The 2010 Suit was purportedly brought on our behalf, naming us as a nominal defendant, and certain current and former officers and directors as individual defendants including David S. Haffner, Karl G. Glassman, Matthew C. Flanigan, Ernest C. Jett, Harry M. Cornell, Jr., Felix E. Wright, Robert Ted Enloe, III, Richard T. Fisher, Judy C. Odom, Maurice E. Purnell, Jr., Ralph W. Clark and Michael A. Glauber.

The plaintiff alleged, among other things, that the individual defendants: breached their fiduciary duties; backdated and received backdated stock options violating our stock plans; caused or allowed us to issue false and misleading financial statements and proxy statements; sold our stock while possessing material non-public information; committed gross mismanagement; wasted corporate assets; committed fraud; violated the Missouri Securities Act; and were unjustly enriched.

The plaintiff is seeking, among other things: unspecified monetary damages against the individual defendants; certain equitable and other relief relating to the profits from the alleged improper conduct; the adoption of certain corporate governance proposals; the imposition of a constructive trust over the defendants' stock options and proceeds; punitive damages; the rescission of certain unexercised options; and the reimbursement of litigation costs. The plaintiff is not seeking monetary relief from us. We have director and officer liability insurance in force subject to customary limits and exclusions.

We and the individual defendants filed motions to dismiss the 2010 Suit in late October 2010, asserting: the plaintiff failed to make demand on our Board and shareholders as required by Missouri law, and, consistent with the Court's ruling in the 2009 Suit, this failure to make demand should not be excused; the dismissal of the 2009 Suit precludes the 2010 Suit; the plaintiff is not a representative shareholder; the 2010 Suit was based on a statistical analysis of stock option grants and our stock prices that we believe was flawed; the plaintiff failed to state a substantive claim; the common law fraud claim was not pled with sufficient particularity; and the statute of limitations has expired on the fraud claim and all the alleged challenged grants except the December 30, 2005 grant. As to this grant, the motions to dismiss advised the Court that it was made under our Deferred Compensation Program, which (i) provided that options would be dated on the last business day of December, and (ii) was filed with the SEC on December 2, 2005 setting out the pricing mechanism well before the grant date.

We do not expect that the outcome of this matter will have a material adverse effect on our financial condition, operating cash flows or results of operations.

Antitrust Lawsuits

Beginning in August 2010, a series of civil lawsuits was initiated in several U.S. federal courts and in Canada against over 20 defendants alleging that competitors of our carpet underlay business unit and other manufacturers of polyurethane foam products had engaged in price fixing in violation of U.S. and Canadian antitrust laws.

A number of these lawsuits have been voluntarily dismissed, most without prejudice. Of the U.S. cases remaining, we have been named as a defendant in (a) three direct purchaser class action cases (the first on November 15, 2010) and a consolidated amended class action complaint filed on February 28, 2011 on behalf of a class of all direct purchasers of polyurethane foam products; (b) an indirect purchaser class consolidated amended complaint filed on March 21, 2011 (although the underlying lawsuits do not name us as a defendant); and an indirect purchaser class action case filed on May 23, 2011; (c) 36 individual direct purchaser cases, (i) one filed March 22, 2011, (ii) another amended August 24, 2011 to remove class allegations, (iii) one amended August 25, 2011 to name us as a defendant, (iv) three others filed October 31, 2011, (v) one filed November 4, 2011, (vi) three filed December 6, 19 and 30, 2011, respectively, (vii) one filed January 27, 2012, (viii) five filed March 19, 2012, (ix) one amended March 30, 2012 to name us as a defendant, (x) one filed April 27, 2012, (xi) two filed April 30, 2012, (xii) two filed May 11, 2012, (xiii) one filed May 17, 2012, (xiv) four filed May 25, 2012, (xv) one filed June 12, 2012, (xvi) four filed August 8, 2012, (xvii) one filed September 21, 2012, (xviii) one filed November 7, 2012 (which suit also makes indirect purchaser claims), and (xix) two filed January 9 and 15, 2013, respectively; and (d) a direct and indirect purchaser class action filed on November 29, 2012 asserting claims under the Kansas Restraint of Trade Act. All of the pending U.S. federal cases in which we have been named as a defendant, have been filed in or have been transferred to the U.S. District Court for the Northern District of Ohio under the name *In re: Polyurethane Foam Antitrust Litigation*, Case No. 1:10-MD-2196.

In the U.S. actions, the plaintiffs, on behalf of themselves and/or a class of purchasers, seek three times the amount of unspecified damages allegedly suffered as a result of alleged overcharges in the price of polyurethane foam products from at least 1999 to the present. Each plaintiff also seeks attorney fees, pre-judgment and post-judgment interest, court costs, and injunctive relief against future violations. On April 15 and May 6, 2011, we filed motions to dismiss the U.S. direct purchaser and indirect purchaser class actions in the consolidated case in Ohio, for failure to state a legally valid claim. On July 19, 2011, the Ohio Court denied the motions to dismiss. Discovery is underway in the U.S. actions.

We have been named in two Canadian class action cases (for direct and indirect purchasers of polyurethane foam products), both under the name *Hi Neighbor Floor Covering Co. Limited and Hickory Springs Manufacturing Company, et.al.* in the Ontario Superior Court of Justice (Windsor), Court File Nos. CV-10-15164 (amended November 2, 2011) and CV-11-17279 (issued December 30, 2011). In each of the Canadian cases, the plaintiffs, on behalf of themselves and/or a class of purchasers, seek from over 15 defendants restitution of the amount allegedly overcharged, general and special damages in the amount of $100 million, punitive damages of $10 million, pre-judgment and post-judgment interest, and the costs of the investigation and the action. We are not yet required to file our defenses in the Canadian actions. In addition, on July 10, 2012, plaintiff in a class action case (for direct and indirect purchasers of polyurethane foam products) styled *Option Consommateurs and Karine Robillard v. Produits Vitafoam Canada Limitée, et. al.* in the Quebec Superior Court of Justice (Montréal), Court File No. 500-6-524-104, filed an amended motion for authorization seeking to add us and other manufacturers of polyurethane foam products as defendants in this case.

On June 22, 2012, we were also made party to a lawsuit brought in the 16th Judicial Circuit Court, Jackson County, Missouri, Case Number 1216-CV15179 under the caption "Dennis Baker, on Behalf of Himself and all Others Similarly Situated vs. Leggett & Platt, Incorporated - Polyurethane Foam Class Action." The plaintiff, on behalf of himself and/or a class of indirect purchasers of polyurethane foam products in the State of Missouri, alleged that we violated the Missouri Merchandising Practices Act based upon our alleged illegal price inflation of flexible polyurethane foam products. The plaintiffs seek unspecified actual damages, punitive damages and the recovery of reasonable attorney fees. We filed a motion to dismiss this action, which was denied on November 5, 2012. Discovery has commenced.

We deny all of the allegations in all of the above actions and will vigorously defend ourselves. These contingencies are subject to many uncertainties. Therefore, based on the information available to date, we cannot estimate the amount or range of potential loss, if any, because, at this juncture of the proceedings, the damages sought by plaintiffs are unspecified, unsupported, and unexplained; discovery is incomplete (no depositions have been taken, class certification issues are not yet ripe, expert liability reports have not been exchanged); and because the litigation involves unsettled legal theories.

Brazilian Value-Added Tax Matters

On December 22, 2011, the Brazilian Finance Ministry, Federal Revenue Office issued a notice of violation against our wholly-owned subsidiary, Leggett & Platt do Brasil Ltda. ("L&P Brazil") in the amount of approximately $4 million, under Case No. 10855.724660/2011-43. The Brazilian Revenue Office claimed that for the period beginning November 2006 and continuing through December 2007, L&P Brazil used an incorrect tariff code for the collection and payment of value-added tax primarily on the sale of mattress innerspring units in Brazil. L&P Brazil responded to the notice of violation on January 25, 2012 denying the violation. On December 17, 2012, the Brazilian Revenue Office issued an additional notice of violation in the amount of approximately $6.2 million under MPF Case No. 0811000.2011.00438 covering the period from January 1, 2008 through December 31, 2010 on the same subject matter. L&P Brazil responded to the notice of violation on January 17, 2013 denying the violation. It is possible that we may receive an additional notice of violation for years 2011 and 2012.

In addition, L&P Brazil received assessments on December 22, 2011, and June 26, July 2 and November 5, 2012 from the Brazilian Revenue Office where the Revenue Office challenged L&P Brazil's use of certain tax credits in the years 2006 through 2010. Such credits are generated based upon the tariff classification and rate used by L&P Brazil for value-added tax on the sale of mattress innersprings. Combined with prior assessments, L&P Brazil has received assessments totaling approximately $2.0 million on the same or similar denial of tax credit matters.

L&P Brazil is also party to a proceeding involving the State of Sao Paulo, Brazil where the State of Sao Paulo, on April 16, 2009, issued a Notice of Tax Assessment and Imposition of Fine to L&P Brazil seeking approximately $3.3 million for the tax years 2006 and 2007, under Case No. 3.111.006 (DRT n°.04-256.169/2009). The State of Sao Paulo argued that L&P Brazil was using an incorrect tariff code for the collection and payment of value-added tax on sales of mattress innerspring units in the State of Sao Paulo. On September 29, 2010, the Court of Tax and Fees of the State of Sao Paulo ruled in favor of L&P Brazil nullifying the tax assessment. The State filed a special appeal and the Special Appeals court remanded the case back to the Court of Tax and Fees for further findings. On November 9, 2012, the Court of Tax and Fees again ruled in favor of L&P Brazil and nullified the tax assessment. On November 28, 2012, the State filed another special appeal. The determination to accept the special appeal was made on December 26, 2012, and L&P responded to this special appeal on January 24, 2013.

We were also informed on October 4, 2012 that the State of Sao Paulo issued an Auto-Infringement and Imposition of a Fine dated May 29, 2012 under Procedure Number 4.003.484 against L&P Brazil in the amount of approximately $2.3 million for the tax years 2009 through 2011. Similar to the prior assessment, the State of Sao Paulo argues that L&P Brazil was using an incorrect tax rate for the collection and payment of value-added tax on sales of mattress innerspring units in the State of Sao Paulo.

On December 18, 2012, the State of Minas Gerais, Brazil issued a tax assessment to L&P Brazil relating to L&P Brazil's classifications of innersprings for the collection and payment of value-added tax on the sale of mattress innersprings in Minas Gerais from March 1, 2008 through August 31, 2012 in the amount of approximately $.7 million, under PTA Case No. 01.000.182756-62. L&P Brazil filed its response denying any violation on January 17, 2013.

We deny all of the allegations in these actions. We believe that we have valid bases upon which to contest such actions and will vigorously defend ourselves. However, these contingencies are subject to many uncertainties. At this time, we do not believe it is probable that this matter will have a material adverse effect on our financial condition, operating cash flows or results of operations.

Patent Infringement Claim

On January 24, 2012, in a case in the United States District Court for the Central District of California, the jury entered a verdict against us in the amount of $5 million based upon an allegation by plaintiff that we infringed three patents on an automatic stapling machine and on methods used to assemble box springs. This action was originally filed on October 4, 2010, as case number CV10-7416 RGK (SSx) under the caption Imaginal Systematic, LLC v. Leggett & Platt, Incorporated; Simmons Bedding Company; and Does 1 through 10, inclusive. Leggett is contractually obligated to defend and indemnify Simmons Bedding Company against a claim for infringement.

On summary judgment motions, we unsuccessfully disputed each patent's validity and denied that we infringed any patent. At the jury trial on damages issues, the plaintiff alleged damages of $16.2 million. The court denied plaintiff's attempt to win an attorney fee award and triple the pre-verdict damages.

On April 9, 2012 we appealed the case to the Federal Circuit Court of Appeals. Oral argument was held on February 6, 2013 before a three judge appeal panel in the Federal Circuit in Washington D.C. On February 14, 2013, the Court of Appeals issued a judgment affirming the $5 million verdict against us. We intend to request a rehearing of the Court of Appeals decision. If a rehearing is not granted, we have the right to request further review to the U.S. Supreme Court. However, this review is discretionary.

If the case is finally affirmed and remanded to the trial court, the plaintiff might also request royalties for post-verdict use of the machines. If so, we intend to object to such request. We also filed reexamination proceedings in the Patent Office (Case Nos. 95/001,543 filed February 11, 2011; 95/001,546 and 95/001,547 filed February 16, 2011), challenging the validity of each patent at issue. The Patent Office examiner ruled in our favor on the pertinent claims of one of the three patents. The Patent Office examiner initially ruled in our favor on the pertinent claims of the second patent, but subsequently reversed that decision. With respect to the third patent, the Patent Office examiner's decision upheld the validity of all claims. All three of these proceedings are currently on appeal before the Board of Patent Appeals. Due to a change made to all of the machines, we do not believe that the machines currently use the feature alleged to have infringed the third patent.

At this time, we do not believe it is probable that this matter will have a material adverse effect on our financial condition, operating cash flows or results of operations.

NEW ACCOUNTING STANDARDS

We adopted new accounting guidance in 2012, as discussed in Note A to the Consolidated Financial Statements on page 71, which did not have a material impact on our current financial statements. The Financial Accounting Standards Board has also issued accounting guidance effective for future periods, but we do not believe this new guidance will materially impact our future financial statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

(Unaudited)
(Dollar amounts in millions)

Interest Rates

The table below provides information about the Company's debt obligations sensitive to changes in interest rates. Substantially all of the debt shown in the table below is denominated in United States dollars. The fair value of fixed rate debt was greater than its $1,030 carrying value by $45.7 at December 31, 2012, and greater than its $730 carrying value by $29.2 at December 31, 2011. The increase in the fair market value of the Company's debt is primarily due to the issuance of $300 of new notes in 2012, and the decrease in credit spreads as compared to the prior year end. The fair value of fixed rate debt was calculated using a Bloomberg secondary market rate, as of December 31, 2012 for similar remaining maturities, plus an estimated "spread" over such Treasury securities representing the Company's interest costs for its medium-term notes. The fair value of variable rate debt is not significantly different from its recorded amount.

	Scheduled Maturity Date							
Long-term debt as of December 31,	**2013**	**2014**	**2015**	**2016**	**2017**	**Thereafter**	**2012**	**2011**
Principal fixed rate debt	$200.0	$180.0	$200.0	$ —	$ —	$ 450.0	**$1,030.0**	$730.0
Average interest rate [1]	*4.70%*	*4.65%*	*5.00%*	—	—	*3.73%*	**4.33%**	4.71%
Principal variable rate debt	—	—	—	2.3	—	17.6	**19.9**	20.4
Average interest rate	—	—	—	*.36%*	—	*.33%*	**.34%**	.30%
Miscellaneous debt [2]							**5.5**	85.4
Total debt							**1,055.4**	835.8
Less: current maturities							**(201.5)**	(2.5)
Total long-term debt							**$ 853.9**	$833.3

1. *These rates exclude the amortization of interest rate swap.*
2. *Includes $0 and $70.4 of commercial paper in 2012 and 2011, respectively, supported by a $600 revolving credit agreement which terminates in 2016.*

Derivative Financial Instruments

The Company is subject to market and financial risks related to interest rates, foreign currency, and commodities. In the normal course of business, the Company utilizes derivative instruments (individually or in combinations) to reduce or eliminate these risks. The Company seeks to use derivative contracts that qualify for hedge accounting treatment; however, some instruments may not qualify for hedge accounting treatment. It is the Company's policy not to speculate using derivative instruments. Information regarding cash flow hedges and fair value hedges is provided in Note S on page 105 to the Notes to the Consolidated Financial Statements and is incorporated by reference into this section.

Investment in Foreign Subsidiaries

The Company views its investment in foreign subsidiaries as a long-term commitment, and does not hedge translation exposures. The investment in a foreign subsidiary may take the form of either permanent capital or notes. The Company's net investment (i.e., total assets less total liabilities subject to translation exposure) in foreign subsidiaries at December 31 is as follows:

Functional Currency	2012	2011
European Currencies	**$ 326.7**	$ 298.4
Chinese Renminbi	**270.5**	249.9
Canadian Dollar	**252.1**	217.9
Mexican Peso	**37.7**	31.1
Other	**58.6**	61.9
Total	**$ 945.6**	$ 859.2

Item 8. Financial Statements and Supplementary Data.

The Consolidated Financial Statements, Financial Statement Schedule and supplementary financial information included in this Report are listed and included in Item 15, and are incorporated by reference into this item.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

Not applicable.

Item 9A. Controls and Procedures.

Effectiveness of the Company's Disclosure Controls and Procedures

An evaluation as of December 31, 2012, was carried out by the Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")). Based upon this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded the Company's disclosure controls and procedures were effective, as of December 31, 2012, to provide assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported, within the time periods specified by the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures, include without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control over Financial Reporting and Auditor's Attestation Report

Management's Annual Report on Internal Control over Financial Reporting can be found on page 64, and the Report of Independent Registered Public Accounting Firm regarding the effectiveness of the Company's internal control over financial reporting can be found on page 65 of this Form 10-K. Each is incorporated by reference into this Item 9A.

Changes in the Company's Internal Control Over Financial Reporting

There were no changes in the Company's internal control over financial reporting (as such term is defined in Exchange Act Rule 13a-15(f)) that occurred during the quarter ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The subsections entitled "Proposal 1—Election of Directors," "Corporate Governance," "Board and Committee Composition and Meetings," "Consideration of Director Nominees and Diversity," "Section 16(a) Beneficial Ownership Reporting Compliance" and "Director Independence" in the Company's definitive Proxy Statement for the Company's Annual Meeting of Shareholders to be held on May 9, 2013, are incorporated by reference.

Directors of the Company

Directors are normally elected annually at the Annual Meeting of Shareholders and hold office until the next annual meeting of shareholders or until their successors are elected and qualified. All current directors have been nominated for re-election at the Company's Annual Meeting of Shareholders to be held May 9, 2013, except for Maurice E. Purnell, Jr. Mr. Purnell will retire from the Board on the date of the Annual Shareholder Meeting.

In order to be nominated for election as a director, a nominee must submit a contingent resignation to the Nominating & Corporate Governance Committee (N&CG Committee). The resignation will become effective only if (i) the director nominee fails to receive an affirmative majority of the votes cast in the director election; and (ii) the Board accepts the resignation. If a nominee fails to receive an affirmative majority of the votes cast in the director election, the N&CG Committee will make a recommendation to the Board of Directors whether to accept or reject the director's resignation and whether any other action should be taken. If a director's resignation is not accepted, that director will continue to serve until the Company's next annual meeting or until his or her successor is duly elected and qualified. If the Board accepts the director's resignation, it may, in its sole discretion, either fill the resulting vacancy or decrease the size of the Board to eliminate the vacancy.

The Company's Bylaws and Corporate Governance Guidelines set the director retirement age at 72; however, the Board Chair, CEO or President may request a waiver for any director. At the request of Leggett's CEO, the N&CG Committee recommended, and the full Board granted, retirement age waivers for Directors Clark, Enloe and Fisher so they may stand for re-election at the 2013 annual meeting.

Brief biographies of the Company's Board of Directors are provided below. Our employment agreements with Mr. Haffner and Mr. Glassman provide that they may terminate the agreement if not re-elected as a director. See the Exhibit Index on page 116 for reference to the agreements.

Robert E. Brunner, age 55, was the Executive Vice President of Illinois Tool Works (ITW), a diversified manufacturer of advanced industrial technology, from 2006 until his retirement in 2012 . He previously served ITW as President—Global Auto beginning in 2005 and President—North American Auto from 2003. Mr. Brunner holds a degree in finance from the University of Illinois and a master's degree in business administration from Baldwin-Wallace College. He currently serves as a director of NN, Inc. a global manufacturer of precision bearings and plastic, rubber and metal components. Mr. Brunner's experience and leadership with ITW, a diversified manufacturer with a global footprint, provides valuable insight to our Board on operational and international issues. He was first elected as a director of the Company in 2009.

Ralph W. Clark, age 72, held various executive positions at International Business Machines Corporation (IBM) from 1988 until 1994, including Division President—General and Public Sector. He also served as Chairman of Frontec AMT Inc., a software company, from 1994 until his retirement in 1998 when the company was sold. Mr. Clark holds a master's degree in economics from the University of Missouri. Through Mr. Clark's career with IBM and Frontec and his current board service with privately-held companies, he has valuable experience in general management, marketing, information technology, finance and strategic planning. He was first elected as a director of the Company in 2000.

Robert G. Culp, III, age 66, is the co-founder of Culp, Inc., an upholstery and bedding fabrics designer and manufacturer, where he has been the Chairman since 1990 and served as CEO from 1988 to 2007. Mr. Culp holds a degree in economics from the University of North Carolina - Chapel Hill and an MBA from the Wharton School of the University of Pennsylvania. Mr. Culp is the lead independent director of Old Dominion Freight Line, Inc., a national motor transportation and logistics company, and served as a director of Stanley Furniture Company, Inc., a manufacturer and importer of wooden residential furniture, until 2011. His experience in the bedding and furniture industries provides valuable insight into a number of the Company's key markets. Through his leadership of Culp, Inc., a publicly-traded company with an international scope, he understands the complexities of the financial and regulatory requirements facing U.S. companies, as well as the challenges and opportunities of developing global operations. He was appointed to the Board on January 10, 2013.

R. Ted Enloe, III, age 74, has been Managing General Partner of Balquita Partners, Ltd., a family securities and real estate investment partnership, since 1996. Previously, he served as President and Chief Executive Officer of Optisoft, Inc., a manufacturer of intelligent traffic systems, from 2003 to 2005. His former positions include Vice Chairman of the Board and member of the Office of the Chief Executive for Compaq Computer Corporation and President of Lomas Financial Corporation and Liberte Investors. He holds a degree in petroleum engineering from Louisiana Polytechnic University and a law degree from Southern Methodist University. Mr. Enloe currently serves as a director of Silicon Laboratories Inc., a designer of mixed-signal integrated circuits, and Live Nation, Inc., a venue operator, promoter and producer of live entertainment events. Mr. Enloe's professional background and experience, previously held senior-executive level positions, financial expertise and service on other company boards, qualifies him to serve as a member of our Board of Directors. Further, his wide-ranging experience combined with his intimate knowledge of the Company from over 40 years on the Board provides an exceptional mix of familiarity and objectivity. He was first elected as a director of the Company in 1969.

Richard T. Fisher, age 74, has been Senior Managing Director of Oppenheimer & Co., an investment banking firm, since 2002. He served as Managing Director of CIBC World Markets Corp., an investment banking firm, from 1990 to 2002. Mr. Fisher holds a degree in economics from the Wharton School of the University of Pennsylvania. Mr. Fisher's career in investment banking provides the Board with a unique perspective on the Company's strategic initiatives, financial outlook and investor markets. His valuable business skills and long-term perspective of the Company bolster his leadership as the Company's independent Board Chair. He was first elected as a director of the Company in 1972 and has served as the independent Board Chair since 2008.

Matthew C. Flanigan, age 51, was appointed Senior Vice President—Chief Financial Officer of the Company in 2005. He previously served the Company as Vice President—Chief Financial Officer from 2003 to 2005, President of the Office Furniture Components Group from 1999 to 2003, and in various capacities since 1997. Mr. Flanigan holds a degree in finance and business administration from the University of Missouri. He serves as the lead director of Jack Henry Associates, Inc., a provider of core information processing solutions for financial institutions. As the Company's CFO, Mr. Flanigan adds valuable knowledge of the Company's finance, risk and compliance functions to the Board. In addition, his prior experience as one of the Company's group presidents provides valuable operations insight. He was first elected as a director of the Company in 2010.

Karl G. Glassman, age 54, was appointed Chief Operating Officer of the Company in 2006 and Executive Vice President in 2002. He previously served the Company as President of the Residential Furnishings Segment from 1999 to 2006, Senior Vice President from 1999 to 2002, President of Bedding Components from 1996 to 1998, and in various capacities since 1982. Mr. Glassman holds a degree in business management and finance from California State University—Long Beach. With over two decades experience leading the Company's largest segment and serving as its Chief Operating Officer, Mr. Glassman provides in-depth operational knowledge to the Board and is a key interface between the Board's oversight and strategic planning and its implementation at all levels of the Company around the world. He also serves on the Board of Directors of the National Association of Manufacturers. Mr. Glassman was first elected as a director of the Company in 2002.

David S. Haffner, age 60, was appointed Chief Executive Officer of the Company in 2006 and has served as President of the Company since 2002. He previously served as the Company's Chief Operating Officer from 1999 to 2006, Executive Vice President from 1995 to 2002 and in other capacities since 1983. He holds a degree in engineering from the University of Missouri and an MBA from the University of Wisconsin-Oshkosh. Mr. Haffner serves as a director of Bemis Company, Inc., a manufacturer of flexible packaging and pressure sensitive materials. As the Company's CEO, Mr. Haffner provides comprehensive insight to the Board across the spectrum from strategic planning to implementation to execution and reporting, as well as its relationships with investors, the finance community and other key stakeholders. Mr. Haffner was first elected as a director of the Company in 1995.

Joseph W. McClanathan, age 60, served as President and Chief Executive Officer of the Energizer Household Products Division of Energizer Holdings, Inc., a manufacturer of portable power solutions, from 2007 through his retirement in 2012. Previously, he served Energizer as President and Chief Executive Officer of the Energizer Battery Division from 2004 to 2007, as President—North America from 2002 to 2004, and as Vice President—North America from 2000 to 2002. Mr. McClanathan holds a degree in management from Arizona State University. Through his leadership experience at Energizer and as a director of the Retail Industry Leaders Association, Mr. McClanathan offers an exceptional perspective to the Board on manufacturing operations, marketing and development of international capabilities. He was first elected as a director of the Company in 2005.

Judy C. Odom, age 60, served, until her retirement in 2002, as Chief Executive Officer and Chairman of the Board at Software Spectrum, Inc., a global business to business software services company which she co-founded in 1983. Prior to founding Software Spectrum, she was a partner with the international accounting firm, Grant Thornton. Ms. Odom is a licensed Certified Public Accountant and holds a degree in business administration from Texas Tech University. She is a director of Harte-Hanks, a direct marketing service company. Ms. Odom's director experience with several companies offers a broad leadership perspective on strategic and operating issues. Her experience co-founding Software Spectrum and growing it to a global Fortune 1000 enterprise before selling it to another public company provides the insight of a long-serving CEO with international operating experience. Ms. Odom was first elected as a director of the Company in 2002.

Maurice E. Purnell, Jr., age 73, was Of Counsel to the law firm of Locke Lord Bissell & Liddell LLP, or its predecessor firm, from 2002 until his retirement in 2010. Previously, he had been a partner of that firm since 1972. Mr. Purnell holds a degree in history from Washington & Lee University, an MBA from the Wharton School of the University of Pennsylvania and a law degree from Southern Methodist University. With over 40 years of experience in securities law, financing and acquisitions in his corporate law practice, Mr. Purnell is well suited to advise the Board on business and compliance matters and chair our Nominating & Corporate Governance Committee. He was first elected as a director of the Company in 1988. Mr. Purnell will retire from the Board on the date of the Annual Shareholder Meeting, which is expected to be held May 9, 2013.

Phoebe A. Wood, age 59, has been a principal in CompaniesWood, a consulting firm specializing in early stage investments, since her 2008 retirement as Vice Chairman and Chief Financial Officer of Brown-Forman Corporation, a diversified consumer products manufacturer, where she served since 2001. Ms. Wood previously held various positions at Atlantic Richfield Company, an oil and gas company, from 1976 to 2000. She holds a degree in psychology from Smith College and an MBA from UCLA. Ms. Wood is a director of Invesco, Ltd., an independent global investment manager, and Coca-Cola Enterprises, Inc., a major bottler and distributor of Coca-Cola products. From her career in business and various directorships, Ms. Wood provides the Board with a wealth of understanding of the strategic, financial, and accounting issues the Board faces in its oversight role. Ms. Wood was first elected as a director of the Company in 2005.

Please see the "Supplemental Item" in Part I hereof, for a listing of and a description of the positions and offices held by the executive officers of the Company.

The Company has adopted a code of ethics that applies to its chief executive officer, chief financial officer, principal accounting officer and corporate controller called the Leggett & Platt, Incorporated Financial Code of Ethics. The Company has also adopted a Code of Business Conduct and Ethics for directors, officers and employees and Corporate Governance Guidelines. The Financial Code of Ethics, the Code of Business Conduct and Ethics and the Corporate Governance Guidelines are available on the Company's website at www.leggett.com. Each of these documents is available in print to any person, without charge, upon request. Such requests may be made to the Company's Secretary at Leggett & Platt, Incorporated, No. 1 Leggett Road, Carthage, Missouri 64836.

The Company intends to satisfy the disclosure requirement under Item 5.05 of Form 8-K by posting any amendment or waiver to its Financial Code of Ethics, within four business days, on its website at the above address for at least a 12 month period. We routinely post important information to our website. However, the Company's website does not constitute part of this Annual Report on Form 10-K.

Item 11. Executive Compensation.

The subsections entitled "Board's Oversight of Risk Management," "Director Compensation," "Compensation Committee Interlocks and Insider Participation" together with the entire section entitled "Executive Compensation and Related Matters" in the Company's definitive Proxy Statement for the Company's Annual Meeting of Shareholders to be held on May 9, 2013, are incorporated by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The entire sections entitled "Security Ownership" and "Equity Compensation Plan Information" in the Company's definitive Proxy Statement for the Company's Annual Meeting of Shareholders to be held on May 9, 2013, are incorporated by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The subsections entitled "Transactions with Related Persons," "Director Independence" and "Board and Committee Composition and Meetings" in the Company's definitive Proxy Statement for the Company's Annual Meeting of Shareholders to be held on May 9, 2013, are incorporated by reference.

Item 14. Principal Accounting Fees and Services.

The subsections entitled "Audit and Non-Audit Fees" and "Pre-Approval Procedures for Audit and Non-Audit Services" in the Company's definitive Proxy Statement for the Company's Annual Meeting of Shareholders to be held on May 9, 2013, are incorporated by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

(a) Financial Statements and Financial Statement Schedules.

The Reports, Financial Statements, supplementary financial information and Financial Statement Schedule listed below are included in this Form 10-K:

We have omitted other information schedules because the information is inapplicable, not required, or in the financial statements or notes.

(b) Exhibits—See Exhibit Index beginning on page 116.

We did not file other long-term debt instruments because the total amount of securities authorized under any of these instruments does not exceed ten percent of the total assets of the Company and its subsidiaries on a consolidated basis. The Company agrees to furnish a copy of such instruments to the SEC upon request.

PART IV

Management's Annual Report on Internal Control Over Financial Reporting

Management of Leggett & Platt, Incorporated is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Exchange Act Rule 13a-15(f). Leggett & Platt's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. The Company's internal control over financial reporting includes those policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Leggett & Platt;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of Leggett & Platt are being made only in accordance with authorizations of management and directors of Leggett & Platt; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Leggett & Platt assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of management (including ourselves), we conducted an evaluation of the effectiveness of Leggett & Platt's internal control over financial reporting, as of December 31, 2012, based on the criteria in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the evaluation under this framework, we concluded that Leggett & Platt's internal control over financial reporting was effective as of December 31, 2012.

Leggett & Platt's internal control over financial reporting, as of December 31, 2012, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report appearing on page 65 of this Form 10-K.

/s/ DAVID S. HAFFNER

David S. Haffner
President and Chief Executive Officer

February 28, 2013

/s/ MATTHEW C. FLANIGAN

Matthew C. Flanigan
Senior Vice President and
Chief Financial Officer

February 28, 2013

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Leggett & Platt, Incorporated:

In our opinion, the accompanying consolidated financial statements listed in the index appearing under Item 15(a) present fairly, in all material respects, the financial position of Leggett & Platt, Incorporated and its subsidiaries at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PRICEWATERHOUSECOOPERS LLP

St. Louis, MO
February 28, 2013

LEGGETT & PLATT, INCORPORATED

Consolidated Statements of Operations

(Amounts in millions, except per share data)	Year ended December 31		
	2012	2011	2010
Net sales	$ 3,720.8	$ 3,636.0	$ 3,359.1
Cost of goods sold	2,972.8	2,970.7	2,703.7
Gross profit	748.0	665.3	655.4
Selling and administrative expenses	380.4	382.1	354.3
Amortization of intangibles	25.7	18.8	19.8
Other expense (income), net	.6	26.6	(6.7)
Earnings from continuing operations before interest and income taxes	341.3	237.8	288.0
Interest expense	43.4	38.3	37.7
Interest income	6.5	6.7	5.2
Earnings from continuing operations before income taxes	304.4	206.2	255.5
Income taxes	56.3	49.8	71.9
Earnings from continuing operations	248.1	156.4	183.6
Earnings (loss) from discontinued operations, net of tax	2.4	—	(.8)
Net earnings	250.5	156.4	182.8
(Earnings) attributable to noncontrolling interest, net of tax	(2.3)	(3.1)	(6.2)
Net earnings attributable to Leggett & Platt, Inc. common shareholders	$ 248.2	$ 153.3	$ 176.6
Earnings per share from continuing operations attributable to Leggett & Platt, Inc. common shareholders			
Basic	$ 1.70	$ 1.05	$ 1.17
Diluted	$ 1.68	$ 1.04	$ 1.16
Earnings (loss) per share from discontinued operations attributable to Leggett & Platt, Inc. common shareholders			
Basic	$ .02	$ —	$ —
Diluted	$ .02	$ —	$ (.01)
Net earnings per share attributable to Leggett & Platt, Inc. common shareholders			
Basic	$ 1.72	$ 1.05	$ 1.17
Diluted	$ 1.70	$ 1.04	$ 1.15

The accompanying notes are an integral part of these financial statements.

LEGGETT & PLATT, INCORPORATED

Consolidated Statements of Comprehensive Income (Loss)

(Amounts in millions)	Year ended December 31		
	2012	2011	2010
Net earnings	**$ 250.5**	$ 156.4	$ 182.8
Other comprehensive income (loss), net of tax:			
Foreign currency translation adjustments	**16.0**	(2.8)	4.5
Cash flow hedges	**(4.0)**	(22.9)	1.3
Defined benefit pension plans	**(6.1)**	(10.2)	(8.2)
Other comprehensive income (loss)	**5.9**	(35.9)	(2.4)
Comprehensive income	**256.4**	120.5	180.4
Less: comprehensive (income) loss attributable to noncontrolling interest	**(2.4)**	(3.8)	(6.8)
Comprehensive income attributable to Leggett & Platt, Inc.	**$ 254.0**	$ 116.7	$ 173.6

The accompanying notes are an integral part of these financial statements.

LEGGETT & PLATT, INCORPORATED

Consolidated Balance Sheets

(Amounts in millions, except per share data)	December 31 2012	December 31 2011
ASSETS		
Current Assets		
Cash and cash equivalents	$ 359.1	$ 236.3
Trade receivables, net	412.6	442.3
Other receivables, net	33.6	61.3
Inventories		
Finished goods	275.7	261.3
Work in process	55.0	41.5
Raw materials and supplies	229.4	223.9
LIFO reserve	(71.1)	(85.7)
Total inventories, net	489.0	441.0
Other current assets	44.8	43.1
Total current assets	1,339.1	1,224.0
Property, Plant and Equipment—at cost		
Machinery and equipment	1,161.7	1,120.1
Buildings and other	603.2	608.5
Land	45.3	45.2
Total property, plant and equipment	1,810.2	1,773.8
Less accumulated depreciation	1,237.4	1,193.2
Net property, plant and equipment	572.8	580.6
Other Assets		
Goodwill	991.5	926.6
Other intangibles, less accumulated amortization of $129.1 and $106.2 at December 31, 2012 and 2011, respectively	206.3	116.6
Sundry	145.2	67.3
Total other assets	1,343.0	1,110.5
TOTAL ASSETS	$ 3,254.9	$ 2,915.1
LIABILITIES AND EQUITY		
Current Liabilities		
Current maturities of long-term debt	$ 201.5	$ 2.5
Accounts payable	285.4	256.6
Accrued expenses	218.9	209.6
Other current liabilities	25.2	117.3
Total current liabilities	731.0	586.0
Long-term Liabilities		
Long-term debt	853.9	833.3
Other long-term liabilities	158.2	130.3
Deferred income taxes	69.6	57.8
Total long-term liabilities	1,081.7	1,021.4
Commitments and Contingencies		
Equity		
Capital stock: Preferred stock—authorized, 100.0 shares; none issued; Common stock—authorized, 600.0 shares of $.01 par value; 198.8 shares issued	2.0	2.0
Additional contributed capital	458.6	456.9
Retained earnings	2,109.6	2,027.4
Accumulated other comprehensive income	71.0	65.2
Less treasury stock—at cost (56.7 and 59.4 shares at December 31, 2012 and 2011, respectively)	(1,206.7)	(1,254.3)
Total Leggett & Platt, Inc. equity	1,434.5	1,297.2
Noncontrolling interest	7.7	10.5
Total equity	1,442.2	1,307.7
TOTAL LIABILITIES AND EQUITY	$ 3,254.9	$ 2,915.1

The accompanying notes are an integral part of these financial statements.

LEGGETT & PLATT, INCORPORATED

Consolidated Statements of Cash Flows

(Amounts in millions)	Year ended December 31 2012	2011	2010
Operating Activities			
Net earnings	$ **250.5**	$ 156.4	$ 182.8
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation	**90.4**	98.1	103.0
Amortization	**25.7**	18.8	19.8
Long-lived asset impairments	**1.7**	34.9	2.4
Provision for losses on accounts and notes receivable	**4.9**	8.6	6.9
Writedown of inventories	**10.2**	10.4	12.6
Net gain from sales of assets and businesses	**(3.3)**	(10.9)	(11.6)
Deferred income tax (income) expense	**(21.9)**	(1.1)	30.2
Stock-based compensation	**33.8**	35.3	37.6
Other, net	**.3**	(7.8)	(3.7)
Other changes, excluding effects from acquisitions and divestitures:			
Decrease (increase) in accounts and other receivables	**60.6**	(29.5)	(34.7)
(Increase) decrease in inventories	**(39.1)**	(16.3)	(31.2)
(Increase) decrease in other current assets	**(2.9)**	(1.7)	21.6
Increase in accounts payable	**27.4**	29.4	24.9
Increase in accrued expenses and other current liabilities	**11.4**	4.3	1.9
Net Cash Provided by Operating Activities	**449.7**	328.9	362.5
Investing Activities			
Additions to property, plant and equipment	**(71.0)**	(75.0)	(67.7)
Purchases of companies, net of cash acquired	**(211.6)**	(6.6)	(4.9)
Proceeds from sales of assets and businesses	**15.8**	26.8	28.9
Maturity (purchases) of short-term investments with original maturities greater than three months	—	22.8	(21.5)
Investment in unconsolidated entity	**(22.4)**	—	—
Other, net	**(4.8)**	(4.6)	.1
Net Cash Used for Investing Activities	**(294.0)**	(36.6)	(65.1)
Financing Activities			
Additions to long-term debt	**299.2**	.2	—
Payments on long-term debt	**(11.8)**	(3.6)	(13.5)
Change in commercial paper and short-term debt	**(85.8)**	68.5	(32.3)
Dividends paid	**(199.5)**	(155.9)	(154.9)
Issuances of common stock	**35.6**	20.5	23.8
Purchases of common stock	**(30.0)**	(225.3)	(130.1)
Liquidation of interest rate swap agreement	**(42.7)**	—	—
Acquisition of noncontrolling interest	—	(13.6)	(7.6)
Excess tax benefits from stock-based compensation	**6.7**	7.2	3.9
Other, net	**(8.3)**	(1.6)	(2.9)
Net Cash Used for Financing Activities	**(36.6)**	(303.6)	(313.6)
Effect of Exchange Rate Changes on Cash	**3.7**	3.1	.2
Increase (decrease) in Cash and Cash Equivalents	**122.8**	(8.2)	(16.0)
Cash and Cash Equivalents—Beginning of Year	**236.3**	244.5	260.5
Cash and Cash Equivalents—End of Year	$ **359.1**	$ 236.3	$ 244.5
Supplemental Information			
Interest paid	$ **38.7**	$ 38.0	$ 37.2
Income taxes paid	**76.3**	48.8	62.7
Property, plant and equipment acquired through capital leases	**2.4**	4.3	3.0
Liabilities assumed of acquired companies	**17.1**	1.6	1.2
Long-term notes received for divestitures	—	—	7.1

The accompanying notes are an integral part of these financial statements.

LEGGETT & PLATT, INCORPORATED

Consolidated Statements of Changes in Equity

(Amounts in millions, except per share data)	Common Stock		Additional Contributed Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock		Non-controlling Interest	Total Equity
	Shares	Amount				Shares	Amount		
Balance, January 1, 2010	**198.8**	**$ 2.0**	**$ 467.7**	**$ 2,013.3**	**$ 104.8**	**(50.0)**	**$ (1,033.8)**	**$ 21.5**	**$ 1,575.5**
Adjustment for change in international operating locations' fiscal year	—	—	—	3.6	—	—	—	—	3.6
Net earnings	—	—	—	182.8	—	—	—	—	182.8
(Earnings) attributable to noncontrolling interest, net of tax	—	—	—	(6.2)	—	—	—	6.2	—
Dividends declared (A)	—	—	4.2	(160.2)	—	—	—	—	(156.0)
Dividends paid to noncontrolling interest	—	—	—	—	—	—	—	(2.9)	(2.9)
Treasury stock purchased	—	—	—	—	—	(6.2)	(133.2)	—	(133.2)
Treasury stock issued	—	—	(13.0)	—	—	3.6	74.0	—	61.0
Foreign currency translation adjustments	—	—	—	—	3.9	—	—	.6	4.5
Cash flow hedges, net of tax	—	—	—	—	1.3	—	—	—	1.3
Defined benefit pension plans, net of tax	—	—	—	—	(8.2)	—	—	—	(8.2)
Stock options and benefit plan transactions, net of tax	—	—	4.6	—	—	—	—	—	4.6
Acquisition of noncontrolling interest	—	—	.5	—	—	—	—	(9.1)	(8.6)
Other	—	—	(.8)	—	—	—	—	.8	—
Balance, December 31, 2010	**198.8**	**$ 2.0**	**$ 463.2**	**$ 2,033.3**	**$ 101.8**	**(52.6)**	**$ (1,093.0)**	**$ 17.1**	**$ 1,524.4**
Net earnings	—	—	—	156.4	—	—	—	—	156.4
(Earnings) attributable to noncontrolling interest, net of tax	—	—	—	(3.1)	—	—	—	3.1	—
Dividends declared (A)	—	—	4.0	(159.2)	—	—	—	—	(155.2)
Treasury stock purchased	—	—	—	—	—	(10.1)	(230.1)	—	(230.1)
Treasury stock issued	—	—	(32.6)	—	—	3.3	68.8	—	36.2
Foreign currency translation adjustments	—	—	—	—	(3.5)	—	—	.7	(2.8)
Cash flow hedges, net of tax	—	—	—	—	(22.9)	—	—	—	(22.9)
Defined benefit pension plans, net of tax	—	—	—	—	(10.2)	—	—	—	(10.2)
Stock options and benefit plan transactions, net of tax	—	—	32.9	—	—	—	—	—	32.9
Acquisition of noncontrolling interest	—	—	(10.6)	—	—	—	—	(10.4)	(21.0)
Balance, December 31, 2011	**198.8**	**$ 2.0**	**$ 456.9**	**$ 2,027.4**	**$ 65.2**	**(59.4)**	**$ (1,254.3)**	**$ 10.5**	**$ 1,307.7**
Net earnings	**—**	**—**	**—**	**250.5**	**—**	**—**	**—**	**—**	**250.5**
(Earnings) attributable to noncontrolling interest, net of tax	**—**	**—**	**—**	**(2.3)**	**—**	**—**	**—**	**2.3**	**—**
Dividends declared (A)	**—**	**—**	**5.5**	**(166.0)**	**—**	**—**	**—**	**—**	**(160.5)**
Dividends paid to noncontrolling interest	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**(5.2)**	**(5.2)**
Treasury stock purchased	**—**	**—**	**—**	**—**	**—**	**(2.0)**	**(51.8)**	**—**	**(51.8)**
Treasury stock issued	**—**	**—**	**(32.1)**	**—**	**—**	**4.7**	**99.4**	**—**	**67.3**
Foreign currency translation adjustments	**—**	**—**	**—**	**—**	**15.9**	**—**	**—**	**.1**	**16.0**
Cash flow hedges, net of tax	**—**	**—**	**—**	**—**	**(4.0)**	**—**	**—**	**—**	**(4.0)**
Defined benefit pension plans, net of tax	**—**	**—**	**—**	**—**	**(6.1)**	**—**	**—**	**—**	**(6.1)**
Stock options and benefit plan transactions, net of tax	**—**	**—**	**28.3**	**—**	**—**	**—**	**—**	**—**	**28.3**
Balance, December 31, 2012	**198.8**	**$ 2.0**	**$ 458.6**	**$ 2,109.6**	**$ 71.0**	**(56.7)**	**$ (1,206.7)**	**$ 7.7**	**$ 1,442.2**

(A) - Cash dividends declared (per share: 2012—$1.14; 2011—$1.10; 2010—$1.06)

The accompanying notes are an integral part of these financial statements.

A—Summary of Significant Accounting Policies

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of Leggett & Platt, Incorporated and its majority-owned subsidiaries ("we" or "our"). Prior to 2010, many subsidiaries outside of the United States were consolidated as of and for a fiscal year ended November 30. As of December 31, 2010, these subsidiaries converted to a calendar reporting year. The net impact of the change in fiscal years of these subsidiaries was immaterial, and is presented as an adjustment to January 1, 2010 retained earnings. Management does not expect foreign exchange restrictions to significantly impact the ultimate realization of amounts consolidated in the accompanying financial statements for subsidiaries located outside the United States. All intercompany transactions and accounts have been eliminated in consolidation.

ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingencies. Legal costs are accrued when a loss is probable and reasonably estimable. If a range of outcomes are possible, the most likely outcome is used to accrue these costs. Any insurance recovery is recorded separately if it is determined that a recovery is probable. Legal fees are accrued when incurred.

CASH EQUIVALENTS: Cash equivalents include cash in excess of daily requirements which is invested in various financial instruments with original maturities of three months or less.

ACCOUNTS AND OTHER RECEIVABLES AND ALLOWANCE FOR DOUBTFUL ACCOUNTS: Trade accounts receivable are recorded at the invoiced amount and generally do not bear interest. Credit is also occasionally extended in the form of a trade note receivable to facilitate our customers' operating cycles. Nontrade notes receivable are established in special circumstances, such as in partial payment for the sale of a business. Notes receivable generally bear interest at market rates commensurate with the corresponding credit risk on the date of origination.

The allowance for doubtful accounts is an estimate of the amount of probable credit losses. Interest income is not recognized for accounts that are placed on nonaccrual status. Allowances and nonaccrual status designations are determined by individual account reviews by management, and are based on several factors such as the length of time that receivables are past due, the financial health of the companies involved, industry and macroeconomic considerations, and historical loss experience. Interest income is recorded on the date of cash receipt for nonaccrual status accounts. Account balances are charged off against the allowance when it is probable the receivable will not be recovered.

INVENTORIES: All inventories are stated at the lower of cost or market. We generally use standard costs which include materials, labor and production overhead at normal production capacity. The cost for approximately 60% of our inventories is determined by the last-in, first-out (LIFO) method and is primarily used to value domestic inventories with raw material content consisting of steel, wire, chemicals and foam scrap. For the remainder of the inventories, we principally use the first-in, first-out (FIFO) method, which is representative of our standard costs. For these inventories, the FIFO cost for the periods presented approximated expected replacement cost.

Inventories are reviewed at least quarterly for slow-moving and potentially obsolete items using actual inventory turnover, and if necessary, are written down to estimated net realizable value. We have had no material changes in inventory writedowns or slow-moving and obsolete inventory reserves in any of the years presented.

DIVESTITURES: Significant accounting policies associated with a decision to dispose of a business are discussed below:

Discontinued Operations—A business is classified as a discontinued operation when (i) the operations and cash flows of the business can be clearly distinguished and have been or will be eliminated from our ongoing operations; (ii) the business has either been disposed of or is classified as held for sale; and (iii) we will not have any significant continuing involvement in the operations of the business after the disposal transactions. Significant judgments are involved in determining whether a business meets the criteria for discontinued operations reporting and the period in which these criteria are met.

If a business is reported as a discontinued operation, the results of operations through the date of sale, including any gain or loss recognized on the disposition, are presented on a separate line of the income statement. Interest on debt directly attributable to the discontinued operation is allocated to discontinued operations. Gains and losses related to the sale of businesses that do not meet the discontinued operation criteria are reported in continuing operations and separately disclosed if significant.

Assets Held for Sale—An asset or business is classified as held for sale when (i) management commits to a plan to sell and it is actively marketed; (ii) it is available for immediate sale and the sale is expected to be completed within one year; and (iii) it is unlikely significant changes to the plan will be made or that the plan will be withdrawn. In isolated instances, assets held for sale may exceed one year due to events or circumstances beyond our control. Upon being classified as held for sale, the recoverability of the carrying value must be assessed. Evaluating the recoverability of the assets of a business classified as held for sale follows a defined order in which property and intangible assets subject to amortization are considered only after the recoverability of goodwill and other assets are assessed. After the valuation process is completed, the assets held for sale are reported at the lower of the carrying value or fair value less cost to sell, and the assets are no longer depreciated or amortized. An impairment charge is recognized if the carrying value exceeds the fair value less cost to sell. The assets and related liabilities are aggregated and reported on separate lines of the balance sheet.

Assets Held for Use—If a decision to dispose of an asset or a business is made and the held for sale criteria are not met, it is considered held for use. Assets of the business are evaluated for recoverability in the following order: (i) assets other than goodwill, property and intangibles; (ii) property and intangibles subject to amortization; and (iii) goodwill. In evaluating the recoverability of property and intangible assets subject to amortization, in a held for use business, the carrying value is first compared to the sum of the undiscounted cash flows expected to result from the use and eventual disposition. If the carrying value exceeds the undiscounted expected cash flows, then a fair value analysis is performed. An impairment charge is recognized if the carrying value exceeds the fair value.

PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment is stated at cost, less accumulated depreciation. Assets are depreciated by the straight-line method and salvage value, if any, is assumed to be minimal. The table below presents the depreciation periods of the estimated useful lives of our property, plant and equipment. Accelerated methods are used for tax purposes.

	Useful Life Range	Weighted Average Life
Machinery and equipment	3-20 years	10 years
Buildings	10-40 years	27 years
Other items	3-15 years	8 years

Property is tested for recoverability at year end and whenever events or changes in circumstances indicate that its carrying value may not be recoverable as discussed above.

GOODWILL: Goodwill results from the acquisition of existing businesses and is not amortized; it is assessed for impairment annually and as triggering events may occur. We perform our annual review in the second quarter of each year. Recoverability of goodwill is evaluated using a two-step process. The first step involves a comparison of the fair value of a reporting unit with its carrying value. Our reporting units are the 10 business groups one level below the operating segment level for which discrete financial information is available and reviewed by segment management.

If the carrying value of the group exceeds its fair value, the second step of the process is necessary and involves a comparison of the implied fair value and the carrying value of the goodwill of that group. If the carrying value of the goodwill of a group exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess.

In evaluating the recoverability of goodwill, it is necessary to estimate the fair values of the business groups. In making this assessment, we estimate the fair market values of our reporting units using a discounted cash flow model and comparable market values for similar entities using price-to-earnings ratios. Key assumptions and estimates used in the cash flow model include discount rate, internal sales growth, margins, capital expenditure requirements, and working capital requirements. Recent performance of the group is an important factor, but not the only factor, in our assessment. There are inherent assumptions and judgments required in the analysis of goodwill impairment. It is possible that assumptions underlying the impairment analysis will change in such a manner that impairment in value may occur in the future.

OTHER INTANGIBLE ASSETS: Substantially all other intangible assets are amortized using the straight-line method over their estimated useful lives and are evaluated for impairment using a process similar to that used in evaluating the recoverability of property, plant and equipment.

	Useful Life Range	Weighted Average Life
Other intangible assets	1-40 years	16 years

STOCK-BASED COMPENSATION: The cost of employee services received in exchange for all equity awards granted is based on the fair market value of the award as of the grant date. Expense is recognized net of an estimated forfeiture rate using the straight line method over the vesting period of the award.

SALES RECOGNITION: We recognize sales when title and risk of loss pass to the customer. The terms of our sales are split approximately evenly between FOB shipping point and FOB destination. The timing of our recognition of FOB destination sales is determined based on shipping date and distance to the destination. We have no significant or unusual price protection, right of return or acceptance provisions with our customers nor is it our practice to replace goods damaged or lost in transit. Sales allowances, discounts and rebates can be reasonably estimated throughout the period and are deducted from sales in arriving at net sales.

SHIPPING AND HANDLING FEES AND COSTS: Shipping and handling costs are included as a component of "Cost of goods sold."

RESTRUCTURING COSTS: Restructuring costs are items such as employee termination, contract termination, plant closure and asset relocation costs related to exit activities. Restructuring-related items are inventory writedowns and gains or losses from sales of assets recorded as the result of exit activities. We recognize a liability for costs associated with an exit or disposal activity when the liability is incurred. Certain termination benefits for which employees are required to render service are recognized ratably over the respective future service periods.

INCOME TAXES: The provision for income taxes is determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for income taxes represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from differences between the financial and tax basis of our assets and liabilities and are adjusted for changes in tax rates and laws, as appropriate. A valuation allowance is provided to reduce deferred tax assets when management cannot conclude that it is more likely than not that a tax benefit will be realized. A provision is also made for incremental taxes on undistributed earnings of foreign subsidiaries and related companies to the extent that such earnings are not deemed to be indefinitely invested.

The calculation of our U.S., state, and foreign tax liabilities involves dealing with uncertainties in the application of complex global tax laws. We recognize potential liabilities for anticipated tax issues which might arise in the U.S. and other tax jurisdictions based on management's estimate of whether, and the extent to which, additional taxes will be due. If payment of these amounts ultimately proves to be unnecessary, the reversal of the liabilities would result in tax benefits being recognized in the period when we determine the liabilities are no longer necessary. Conversely, if the estimate of tax liabilities proves to be less than the ultimate tax assessment, a further charge to tax expense would result.

CONCENTRATION OF CREDIT RISKS, EXPOSURES AND FINANCIAL INSTRUMENTS: We manufacture, market, and distribute engineered products for the various end markets described in Note F. Our operations are principally located in the United States, although we also have operations in China, Europe, Canada, Mexico and other various countries.

We maintain allowances for potential credit losses. We perform ongoing credit evaluations of our customers' financial conditions and generally require no collateral from our customers, some of which are highly leveraged. Management also monitors the financial condition and status of noncustomer receivables. Noncustomer receivables primarily consist of notes accepted as partial payment for the divestiture of a business. Some of these companies are highly leveraged and the notes are not fully collateralized.

We have no material guarantees or liabilities for product warranties which require disclosure.

From time to time, we will enter into contracts to hedge foreign currency denominated transactions, natural gas purchases, and interest rates related to our debt. To minimize the risk of counterparty default, only highly-rated financial institutions that meet certain requirements are used. We do not anticipate that any of the financial institution counterparties will default on their obligations.

The carrying value of cash and short-term financial instruments approximates fair value due to the short maturity of those instruments.

OTHER RISKS: Although we obtain insurance for workers' compensation, automobile, product and general liability, property loss and medical claims, we have elected to retain a significant portion of expected losses through the use of deductibles. Accrued liabilities include estimates for unpaid reported claims and for claims incurred but not yet reported. Provisions for losses are recorded based upon reasonable estimates of the aggregate liability for claims incurred utilizing our prior experience and information provided by our third-party administrators and insurance carriers.

DERIVATIVE FINANCIAL INSTRUMENTS: We utilize derivative financial instruments to manage market and financial risks related to interest rates, foreign currency and commodities. We seek to use derivative contracts that qualify for hedge accounting treatment; however some instruments that economically manage currency risk may not qualify for hedge accounting treatment. It is our policy not to speculate using derivative instruments.

Under hedge accounting, we formally document our hedge relationships, including identification of the hedging instruments and the hedged items, as well as our risk management objectives and strategies for entering into the hedge transaction. The process includes designating derivative instruments as hedges of specific assets, liabilities, firm commitments or forecasted transactions. We also formally assess both at inception and on a quarterly basis thereafter, whether the derivatives used in hedging transactions are highly effective in offsetting changes in either the fair value or cash flows of the hedged item. If it is determined that a derivative ceases to be highly effective, deferred gains or losses are recorded in the Consolidated Statements of Operations.

On the date the contract is entered into, we designate the derivative as one of the following types of hedging instruments and account for it as follows:

Cash Flow Hedge—The hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability or anticipated transaction is designated as a cash flow hedge. The effective portion of the change in fair value is recorded in accumulated other comprehensive income. When the hedged item impacts the income statement, the gain or loss included in other comprehensive income is reported on the same line of the Consolidated Statements of Operations as the hedged item to match the gain or loss on the derivative to the gain or loss on the hedged item. Any ineffective portion of the changes in the fair value is immediately reported in the Consolidated Statements of Operations on the same line as the hedged item. Settlements associated with the sale or production of product are presented in operating cash flows and settlements associated with debt issuance are presented in financing cash flows.

Fair Value Hedge—The hedge of a recognized asset or liability or an unrecognized firm commitment is designated as a fair value hedge. For fair value hedges, both the effective and ineffective portions of the changes in fair value of the derivative, along with the gain or loss on the hedged item that is attributable to the hedged risk, are recorded in earnings and reported in the Consolidated Statements of Operations on the same line as the hedged item. Cash flows from settled contracts are presented in the category consistent with the nature of the item being hedged.

FOREIGN CURRENCY TRANSLATION: The functional currency for most foreign operations is the local currency. The translation of foreign currencies into U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for income and expense accounts using monthly average exchange rates. The cumulative effects of translating the functional currencies into the U.S. dollar are included in comprehensive income.

RECLASSIFICATIONS: Certain reclassifications have been made to the prior years' consolidated financial statements to conform to the 2012 presentation:

- In the Consolidated Balance Sheets – "Accounts and other receivables, net" is now presented separately as "Trade receivables, net" and "Other receivables, net".
- In the Consolidated Statements of Cash Flows – Activity related to the change in commercial paper and short-term debt previously included in the "Additions to/Payments on debt" line items within Financing Activities is now presented separately.

NEW ACCOUNTING GUIDANCE: The FASB has issued accounting guidance effective for current and future periods. The new guidance did not have a material impact on our current financial statements, and we do not believe any of the new guidance will have a material impact on our future financial statements.

B—Discontinued Operations

Businesses divested in prior years and subsequent activity directly related to these divestitures have been reported as discontinued operations as follows:

- 2012 - We received a cash litigation settlement in the second quarter of 2012 associated with our former Prime Foam Products unit. This unit was sold in March 2007 and was previously part of the Residential Furnishings segment.
- 2011 - We had no discontinued operations activity in 2011.
- 2010 - The Storage Products unit was sold in 2010 as part of a broad strategic change that occurred in 2007 and was previously part of the Commercial Fixturing & Components Segment. No significant gains or losses were realized on the sale of this unit.

The table below includes activity related to these divestitures, as well as a small amount of subsequent activity directly related to divestitures completed prior to 2010:

	2012	2011	2010
External sales:			
Commercial Fixturing & Components—Storage Products Unit	$ —	$ —	$ 37.1
Earnings (loss):			
Residential Furnishings—Prime Foam Products Unit	3.9	—	—
Commercial Fixturing & Components—Storage Products Unit (1)	—	—	(.5)
Subsequent activity related to other divestitures completed prior to 2010	—	—	(.5)
Earnings (loss) before interest and income taxes	3.9	—	(1.0)
Income tax (expense) benefit	(1.5)	—	.2
Earnings (loss) from discontinued operations, net of tax	$ 2.4	$ —	$ (.8)

(1) Impairment charges were recorded to reflect estimates of fair value less costs to sell, as discussed in Note C.

C—Impairment Charges

Pre-tax impact of impairment charges is summarized in the following table.

Asset impairments associated with continuing operations are reported on the Statements of Operations in "Other expense (income), net." Charges associated with discontinued operations are reported on the Statements of Operations in "Earnings (loss) from discontinued operations, net of tax."

	Other Long-Lived Asset Impairments		
	2012	2011	2010
Impairment charges recognized in continuing operations			
Residential Furnishings	$ .1	$ 5.6	$ .1
Commercial Fixturing & Components	—	1.5	.2
Industrial Materials	1.5	20.6	.1
Specialized Products	.1	7.2	1.1
Total impairment charges recognized in continuing operations	1.7	34.9	1.5
Impairment charges recognized in discontinued operations			
Commercial Fixturing & Components - Storage Products Unit	—	—	.9
Total impairment charges	$ 1.7	$ 34.9	$ 2.4

Other Long-Lived Assets

As discussed in Note A, other long-lived assets are tested for recoverability at year end and whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

In December 2011, management approved the 2011 Restructuring Plan which primarily related to the closure of four underperforming facilities and resulted in impairment charges of $31.2 ($19.0 for intangibles and $12.2 for fixed assets) during 2011's fourth quarter. In 2012, approximately $1.2 of fixed asset impairments were related to this plan. These impairment charges were largely the result of lowered expectations of future cash flows in certain operations, including those that produce fabricated wire components used in home appliances. We also incurred restructuring charges associated with this plan as discussed in Note D.

Businesses Held for Sale

The Storage Products unit was sold in 2010 as part of a broad strategic change that occurred in 2007. As presented in the table above, asset impairment charges were recorded as updated estimates of fair value less costs to sell for this business became more certain. Fair value and the resulting impairment charges were based primarily upon offers from potential buyers.

Goodwill

Goodwill is required to be tested for impairment at least once a year or as triggering events may occur. We perform our annual goodwill impairment review in the second quarter of each year as discussed in Note A.

Fair value of reporting units is determined using a combination of two valuation methods: a market approach and an income approach with each method given equal weight in determining the fair value assigned to each reporting unit. Absent an indication of fair value from a potential buyer or similar specific transaction, we believe that the use of these two methods provides a reasonable estimate of a reporting unit's fair value. Assumptions common to both methods are operating plans and economic projections, which are used to project future revenues, earnings, and after-tax cash flows for each reporting unit. These assumptions are applied consistently for both methods.

The market approach estimates fair value by first determining price-to-earnings ratios for comparable publicly-traded companies with similar characteristics of the reporting unit. The price-to-earnings ratio for comparable companies is based upon current enterprise value compared to projected earnings for the next two years. The enterprise value is based upon current market capitalization and includes a 25% control premium. Projected earnings are based upon market analysts' projections. The earnings ratios are applied to the projected earnings of the comparable reporting unit to estimate fair value. Management believes this approach is appropriate because it provides a fair value estimate using multiples from entities with operations and economic characteristics comparable to our reporting units.

The income approach is based on projected future (debt-free) cash flow that is discounted to present value using factors that consider the timing and risk of future cash flows. Management believes that this approach is appropriate because it provides a fair value estimate based upon the reporting unit's expected long-term operating cash flow performance. Discounted cash flow projections are based on 10-year financial forecasts developed from operating plans and economic projections noted above, growth rates, estimates of future expected changes in operating margins, terminal value growth rates, future capital expenditures and changes in working capital requirements.

Goodwill Impairment Reviews

The goodwill impairment reviews performed in each year presented indicated no goodwill impairments. Due to the limited nature and scope of changes to operations expected as a result of the 2011 Restructuring Plan, we concluded that a formal goodwill impairment review at December 31, 2011 was not necessary.

Reporting units' fair values in relation to their respective carrying values and significant assumptions used in the June 2012 review are presented in the table below. The 10-25% category below includes information for one reporting unit (Store Fixtures). The fair value of this unit exceeded its book value by 10% at the June 30, 2012 impairment review date. If actual results differ from estimates used in these calculations, we could incur future impairment charges.

Percentage of fair value in excess of carrying value	December 31, 2012 goodwill value	10-year compound annual growth rate range	Terminal values long-term growth rate	Discount rate ranges
10-25%	$ 111.2	3.9%	3%	11.0%
25%+	880.3	1.4% -6.4%	3%	7.5% -9.5%
	$ 991.5	1.4% -6.4%	3%	7.5% -11.0%

D—Restructuring

We have historically implemented various cost reduction initiatives to improve our operating cost structures. These cost initiatives have, among other actions, included workforce reductions and the closure or consolidation of certain operations. Our total restructuring-related costs for the three years ended December 31 were comprised of:

	Year ended December 31		
	2012	2011	2010
Continuing Operations			
Charged to other expense (income), net:			
Severance and other restructuring costs	$ 7.5	$ 6.5	$ 6.9
Gain from sale of assets	(1.8)	(.1)	(2.2)
	5.7	6.4	4.7
Charged to cost of goods sold:			
Inventory obsolescence and other	—	3.5	.6
Total Continuing Operations	5.7	9.9	5.3
Discontinued Operations (reported on the Statements of Operations in "Earnings (loss) from discontinued operations, net of tax")			
Severance and other restructuring costs	—	—	.2
Loss from sale of assets	—	—	.5
Total Discontinued Operations	—	—	.7
Total restructuring and restructuring-related costs	$ 5.7	$ 9.9	$ 6.0

2011 Restructuring Plan

In December 2011, we adopted the 2011 Restructuring Plan which included the closure of four underperforming manufacturing facilities.

The following table contains information, by segment, regarding the amount of each major type of restructuring-related cost incurred in connection with the exit activities.

	Restructuring Charges (1) 2012	(Gain)/Loss on Sale of Assets 2012	Total Amount Incurred in 2012	Total Amount Incurred in 2011 (2)	Total Amount Incurred To Date
Residential Furnishings	$ .5	$ —	$ .5	$ .5	$ 1.0
Commercial Fixturing & Components	1.2	(.3)	.9	1.2	2.1
Industrial Materials	.8	—	.8	1.1	1.9
Total	$ 2.5	$ (.3)	$ 2.2	$ 2.8	$ 5.0

The portion of the total restructuring charges in the above table that represents cash charges is $3.7.

(1) Restructuring charges are reported on the Statements of Operations in "Other expense (income), net."
(2) The 2011 charges consist of $1.2 of restructuring charges and $1.6 of inventory obsolescence and other.

The accrued liability associated with the 2011 Restructuring Plan consisted of the following:

	Balance at December 31, 2010	2011 Charges	2011 Payments	Balance at December 31, 2011	2012 Charges	2012 Payments	Balance at December 31, 2012
Termination benefits	$ —	$ .9	$ —	$ .9	$ .7	$ 1.3	$ .3
Contract termination costs	—	—	—	—	.1	.1	—
Other restructuring costs	—	.3	—	.3	1.7	1.9	.1
	$ —	$ 1.2	$ —	$ 1.2	$ 2.5	$ 3.3	$ .4

We also incurred impairment costs associated with this plan as discussed in Note C. These exit activities were substantially complete by the end of 2012 and no additional significant costs related to the plan are expected.

Other Initiatives

Apart from the 2011 Restructuring Plan, we have implemented various cost reduction initiatives over the last three years to improve our operating cost structures. None of these actions have individually resulted in a material charge to earnings. Total costs associated with these other initiatives have had the following impact on our financial statements:

	Year ended December 31		
	2012	2011	2010
Continuing Operations			
Charged to other expense (income), net:			
Severance and other restructuring costs	$ 5.0	$ 5.3	$ 6.9
Gain from sale of assets	(1.5)	(.1)	(2.2)
	3.5	5.2	4.7
Charged to cost of goods sold:			
Inventory obsolescence and other	—	1.9	.6
Total Continuing Operations	3.5	7.1	5.3
Discontinued Operations			
Severance and other restructuring costs	—	—	.2
Loss from sale of assets	—	—	.5
Total Discontinued Operations	—	—	.7
Total of Other Initiatives	$ 3.5	$ 7.1	$ 6.0
Portion of total that represents cash charges	$ 5.0	$ 5.3	$ 7.1

Restructuring and restructuring-related charges (income) associated with continuing operations by segment for the other initiatives were as follows:

	Year ended December 31		
	2012	2011	2010
Continuing Operations			
Residential Furnishings	$ 1.8	$ 2.9	$ 1.2
Commercial Fixturing & Components	1.0	3.0	5.7
Industrial Materials	.1	1.1	(1.5)
Specialized Products	.6	.1	(.1)
Total	$ 3.5	$ 7.1	$ 5.3

The accrued liability associated with Other Initiatives consisted of the following:

	Balance at December 31, 2010	2011 Charges	2011 Payments	Balance at December 31, 2011	2012 Charges	2012 Payments	Balance at December 31, 2012
Termination benefits	$ .6	$ 1.5	$ 1.6	$ .5	$ 1.6	$ 1.3	$ .8
Contract termination costs	.7	1.3	1.4	.6	1.1	1.1	.6
Other restructuring costs	1.0	2.5	2.9	.6	2.3	2.6	.3
	$ 2.3	$ 5.3	$ 5.9	$ 1.7	$ 5.0	$ 5.0	$ 1.7

E—Goodwill and Other Intangible Assets

The changes in the carrying amounts of goodwill are as follows:

	Residential Furnishings	Commercial Fixturing & Components	Industrial Materials	Specialized Products	Total
Gross goodwill as of January 1, 2011	$ 387.2	$ 343.5	$ 67.5	$ 274.7	$ 1,072.9
Accumulated impairment losses as of January 1, 2011	—	(142.6)	—	—	(142.6)
Net goodwill as of January 1, 2011	387.2	200.9	67.5	274.7	930.3
Additions for current year acquisitions	1.9	—	—	—	1.9
Goodwill written off related to sale of business	—	—	—	—	—
Foreign currency translation adjustment/other	(1.7)	(.8)	—	(3.1)	(5.6)
Net 2011 activity	.2	(.8)	—	(3.1)	(3.7)
Gross goodwill as of December 31, 2011	387.4	342.7	67.5	271.6	1,069.2
Accumulated impairment losses as of December 31, 2011	—	(142.6)	—	—	(142.6)
Net goodwill as of December 31, 2011	387.4	200.1	67.5	271.6	926.6
Additions for current year acquisitions	—	—	60.2	—	60.2
Goodwill written off related to sale of business	—	(2.5)	—	—	(2.5)
Foreign currency translation adjustment/other	2.6	1.8	.1	2.7	7.2
Net 2012 activity	2.6	(.7)	60.3	2.7	64.9
Gross goodwill as of December 31, 2012	390.0	342.0	127.8	274.3	1,134.1
Accumulated impairment losses as of December 31, 2012	—	(142.6)	—	—	(142.6)
Net goodwill as of December 31, 2012	**$ 390.0**	**$ 199.4**	**$ 127.8**	**$ 274.3**	**$ 991.5**

The gross carrying amount and accumulated amortization by major amortized intangible asset class and intangible assets acquired during the period presented included in "Other intangibles" on the Consolidated Balance Sheets are as follows:

	Debt Issue Costs		Patents and Trademarks		Non-compete Agreements		Customer-related intangibles		Supply Agreements and Other		Total
2012											
Gross carrying amount	**$**	**10.9**	**$**	**53.3**	**$**	**12.3**	**$**	**236.9**	**$**	**22.0**	**$ 335.4**
Accumulated amortization		**5.9**		**27.1**		**9.2**		**75.1**		**11.8**	**129.1**
Net other intangibles as of December 31, 2012	**$**	**5.0**	**$**	**26.2**	**$**	**3.1**	**$**	**161.8**	**$**	**10.2**	**$ 206.3**
Acquired during 2012:											
Acquired related to business acquisitions	**$**	**—**	**$**	**3.2**	**$**	**.1**	**$**	**104.5**	**$**	**2.0**	**$ 109.8**
Acquired outside business acquisitions		**2.3**		**1.2**		**—**		**—**		**3.1**	**6.6**
Total acquired in 2012	**$**	**2.3**	**$**	**4.4**	**$**	**.1**	**$**	**104.5**	**$**	**5.1**	**$ 116.4**
Weighted average amortization period in years for items acquired in 2012		**10.0**		**16.9**		**3.2**		**16.1**		**9.9**	**15.7**
2011											
Gross carrying amount	$	9.2	$	49.2	$	15.2	$	134.2	$	15.0	$ 222.8
Accumulated amortization		5.5		24.4		11.0		56.6		8.7	106.2
Net other intangibles as of December 31, 2011	$	3.7	$	24.8	$	4.2	$	77.6	$	6.3	$ 116.6
Acquired during 2011:											
Acquired related to business acquisitions	$	—	$	—	$	—	$	—	$	—	$ —
Acquired outside business acquisitions		1.7		1.1		.1		—		.7	3.6
Total acquired in 2011	$	1.7	$	1.1	$	.1	$	—	$	.7	$ 3.6
Weighted average amortization period in years for items acquired in 2011		5.0		19.0		1.3		0.0		8.6	9.8

Estimated amortization expense for items included in our December 31, 2012 balance sheet in each of the next five years is as follows:

Year ended December 31		
2013	$	23
2014		21
2015		20
2016		17
2017		15

F—Segment Information

We have four operating segments that are generally focused on broad end-user markets for our diversified products:

- Residential Furnishings—components for bedding, furniture and other furnishings, as well as related consumer products
- Commercial Fixturing & Components—retail store fixtures and components for office and institutional furnishings
- Industrial Materials—drawn steel wire, specialty wire products, titanium and nickel tubing for the aerospace industry and welded steel tubing sold to trade customers as well as other Leggett segments

- Specialized Products—automotive seating components, specialized machinery and equipment, and commercial vehicle interiors

Our reportable segments are the same as our operating segments, which also correspond with our management organizational structure. Each reportable segment has a senior operating vice-president that reports to the chief operating decision maker. The operating results and financial information reported through the segment structure are regularly reviewed and used by the chief operating decision maker to evaluate segment performance, allocate overall resources and determine management incentive compensation.

Separately, we also utilize a role-based approach (Grow, Core, Fix or Divest) as a supplemental management tool to ensure capital (which is a subset of the overall resources referred to above) is efficiently allocated within the reportable segment structure.

The accounting principles used in the preparation of the segment information are the same as those used for the consolidated financial statements, except that the segment assets and income reflect the FIFO basis of accounting for inventory. Certain inventories are accounted for using the LIFO basis in the consolidated financial statements. We evaluate performance based on earnings from operations before interest and income taxes (EBIT). Intersegment sales are made primarily at prices that approximate market-based selling prices. Centrally incurred costs are allocated to the segments based on estimates of services used by the segment. Certain of our general and administrative costs and miscellaneous corporate income and expenses are allocated to the segments based on sales. These allocated corporate costs include depreciation and other costs and income related to assets that are not allocated or otherwise included in the segment assets.

A summary of segment results for the periods presented are shown in the following tables.

	Year ended December 31			
	External Sales	Inter-Segment Sales	Total Sales	EBIT From Continuing Operations
2012				
Residential Furnishings	**$ 1,895.0**	**$ 8.8**	**$ 1,903.8**	**$ 154.3**
Commercial Fixturing & Components	**478.3**	**4.4**	**482.7**	**30.4**
Industrial Materials	**632.9**	**247.9**	**880.8**	**64.7**
Specialized Products	**714.6**	**45.9**	**760.5**	**86.2**
Intersegment eliminations				**(8.9)**
Adjustment to LIFO method				**14.6**
	$ 3,720.8	**$ 307.0**	**$ 4,027.8**	**$ 341.3**
2011				
Residential Furnishings	$ 1,827.8	$ 8.6	$ 1,836.4	$ 137.5
Commercial Fixturing & Components	502.4	4.9	507.3	15.7
Industrial Materials	616.7	240.1	856.8	28.4
Specialized Products	689.1	47.1	736.2	77.0
Intersegment eliminations				(6.8)
Adjustment to LIFO method				(14.0)
	$ 3,636.0	$ 300.7	$ 3,936.7	$ 237.8
2010				
Residential Furnishings	$ 1,739.3	$ 7.5	$ 1,746.8	$ 159.7
Commercial Fixturing & Components	530.7	4.1	534.8	23.1
Industrial Materials	498.0	227.2	725.2	55.2
Specialized Products	591.1	38.2	629.3	66.2
Intersegment eliminations				(1.2)
Adjustment to LIFO method				(15.0)
	$ 3,359.1	$ 277.0	$ 3,636.1	$ 288.0

Average assets for our segments are shown in the table below and reflect the basis for return measures used by management to evaluate segment performance. These segment totals include working capital (all current assets and current liabilities) plus net property, plant and equipment. Segment assets for all years are reflected at their estimated average for the year. Acquired companies' long-lived assets as disclosed below include property, plant and equipment and other long-term assets.

	Year ended December 31			
	Assets	Additions to Property, Plant and Equipment	Acquired Companies' Long-Lived Assets	Depreciation And Amortization
2012				
Residential Furnishings	$ 602.9	$ 22.5	$ 12.9	$ 47.2
Commercial Fixturing & Components	159.1	5.3	—	11.1
Industrial Materials	243.3	14.3	182.4	23.6
Specialized Products	227.4	23.4	—	24.7
Average current liabilities included in segment numbers above	440.7	—	—	—
Unallocated assets*	1,678.2	5.5	—	9.5
Difference between average assets and year-end balance sheet	(96.7)	—	—	—
	$ 3,254.9	$ 71.0	$ 195.3	$ 116.1
2011				
Residential Furnishings	$ 624.1	$ 34.6	$ 3.0	$ 51.2
Commercial Fixturing & Components	176.1	3.4	—	11.8
Industrial Materials	218.1	18.6	—	17.0
Specialized Products	226.6	16.3	—	26.9
Average current liabilities included in segment numbers above	417.7	—	—	—
Unallocated assets*	1,347.9	2.1	—	10.0
Difference between average assets and year-end balance sheet	(95.4)	—	—	—
	$ 2,915.1	$ 75.0	$ 3.0	$ 116.9
2010				
Residential Furnishings	$ 645.3	$ 24.9	$ —	$ 55.8
Commercial Fixturing & Components	185.2	3.0	—	13.1
Industrial Materials	211.6	12.9	—	16.8
Specialized Products	207.9	19.0	.9	29.4
Average current liabilities included in segment numbers above	381.1	—	—	—
Unallocated assets*	1,448.6	7.9	—	7.7
Difference between average assets and year-end balance sheet	(78.7)	—	—	—
	$ 3,001.0	$ 67.7	$ .9	$ 122.8

* Primarily goodwill, other intangibles, cash and deferred tax assets.

Revenues from external customers, by product line, are as follows:

	Year Ended December 31		
	2012	2011	2010
Residential Furnishings			
Bedding group	$ 657.6	$ 667.2	$ 638.6
Furniture group	676.9	633.6	596.8
Fabric & carpet underlay group	560.5	527.0	503.9
	1,895.0	1,827.8	1,739.3
Commercial Fixturing & Components			
Store fixtures group	291.6	315.7	360.2
Office furniture components group	186.7	186.7	170.5
	478.3	502.4	530.7
Industrial Materials			
Wire group	469.0	529.8	418.4
Tubing group	163.9	86.9	79.6
	632.9	616.7	498.0
Specialized Products			
Automotive group	463.5	428.7	368.9
Commercial vehicle products group	141.2	138.4	112.5
Machinery group	109.9	122.0	109.7
	714.6	689.1	591.1
	$ 3,720.8	$ 3,636.0	$ 3,359.1

Our principal operations outside of the United States are presented in the following geographic information, based on the area of manufacture.

	Year Ended December 31		
	2012	2011	2010
External sales			
United States	$ 2,705.9	$ 2,589.1	$ 2,426.7
China	338.0	331.3	323.5
Europe	326.2	373.1	302.3
Canada	217.7	216.3	200.6
Mexico	64.5	50.5	47.7
Other	68.5	75.7	58.3
	$ 3,720.8	$ 3,636.0	$ 3,359.1
Tangible long-lived assets			
United States	$ 383.9	$ 387.7	$ 423.6
China	35.9	38.1	36.2
Europe	102.7	105.0	109.1
Canada	21.1	20.8	25.3
Mexico	12.9	12.2	15.7
Other	16.3	16.8	14.3
	$ 572.8	$ 580.6	$ 624.2

G—Earnings Per Share

Basic and diluted earnings per share were calculated as follows:

	Year ended December 31		
	2012	2011	2010
Earnings:			
Earnings from continuing operations	$ **248.1**	$ 156.4	$ 183.6
(Earnings) attributable to noncontrolling interest, net of tax	**(2.3)**	(3.1)	(6.2)
Net earnings from continuing operations attributable to Leggett & Platt, Inc. common shareholders	**245.8**	153.3	177.4
Earnings (loss) from discontinued operations, net of tax	**2.4**	—	(.8)
Net earnings attributable to Leggett & Platt, Inc. common shareholders	$ **248.2**	$ 153.3	$ 176.6
Weighted average number of shares:			
Weighted average number of common shares used in basic EPS	**144,300,785**	145,412,069	151,225,065
Additional dilutive shares principally from the assumed exercise of outstanding stock options	**1,662,527**	1,587,688	2,043,120
Weighted average number of common shares and dilutive potential common shares used in diluted EPS	**145,963,312**	146,999,757	153,268,185
Basic and Diluted EPS:			
Basic EPS attributable to Leggett & Platt, Inc. common shareholders			
Continuing operations	$ **1.70**	$ 1.05	$ 1.17
Discontinued operations	**.02**	—	—
Basic EPS attributable to Leggett & Platt common shareholders	$ **1.72**	$ 1.05	$ 1.17
Diluted EPS attributable to Leggett & Platt, Inc. common shareholders			
Continuing operations	$ **1.68**	$ 1.04	$ 1.16
Discontinued operations	**.02**	—	(.01)
Diluted EPS attributable to Leggett & Platt, Inc. common shareholders	$ **1.70**	$ 1.04	$ 1.15
Other information:			
Shares issuable under employee and non-employee stock options	**8.5**	11.2	11.8
Anti-dilutive shares excluded from diluted EPS computation	**1.9**	2.1	2.1

H—Accounts and Other Receivables

Accounts and other receivables at December 31 consisted of the following:

	2012		2011	
	Current	Long-term	Current	Long-term
Trade accounts receivable	$ 430.4	$ —	$ 461.3	$ —
Trade notes receivable	1.1	2.9	2.9	2.4
Total trade receivables	431.5	2.9	464.2	2.4
Other notes receivable:				
Notes received as partial payment for divestitures	.5	6.1	3.5	10.4
Other	.5	4.3	3.4	2.3
Income tax receivables	8.6	—	29.1	—
Other receivables	24.3	—	27.7	—
Subtotal other receivables	33.9	10.4	63.7	12.7
Total accounts and other receivables	465.4	13.3	527.9	15.1
Allowance for doubtful accounts:				
Trade accounts receivable	(18.9)	—	(21.9)	—
Trade notes receivable	—	(.8)	—	(.7)
Total trade receivables	(18.9)	(.8)	(21.9)	(.7)
Other notes receivable:				
Notes received as partial payment for divestitures	—	—	(2.3)	(.4)
Other	(.3)	(.6)	(.1)	(.6)
Subtotal other receivables	(.3)	(.6)	(2.4)	(1.0)
Total allowance for doubtful accounts	(19.2)	(1.4)	(24.3)	(1.7)
Total net receivables	$ 446.2	$ 11.9	$ 503.6	$ 13.4

Notes are evaluated individually for impairment, and we had no significant impaired notes for the periods presented.

Our investment in notes that were past due more than 90 days was less than $2.0 at December 31, 2012, of which approximately $1.0 had been placed on non-accrual status.

Activity related to the allowance for doubtful accounts is reflected below:

	Balance at December 31, 2010	2011 Charges	2011 Charge-offs, net of recoveries	Balance at December 31, 2011	2012 Charges	2012 Charge-offs, net of recoveries	Balance at December 31, 2012
Trade accounts receivable	$ 22.0	$ 5.8	$ 5.9	$ 21.9	$ 4.1	$ 7.1	$ 18.9
Trade notes receivable	.9	—	.2	.7	.1	—	.8
Total trade receivables	22.9	5.8	6.1	22.6	4.2	7.1	19.7
Other notes receivable:							
Notes received as partial payment for divestitures	—	2.7	—	2.7	.4	3.1	—
Other	.3	.1	(.3)	.7	.3	.1	.9
Subtotal other receivables	.3	2.8	(.3)	3.4	.7	3.2	.9
Total allowance for doubtful accounts	$ 23.2	$ 8.6	$ 5.8	$ 26.0	$ 4.9	$ 10.3	$ 20.6

I—Supplemental Balance Sheet Information

Sundry assets, accrued expenses, other current liabilities and other long-term liabilities at December 31 consisted of the following:

	2012	2011
Sundry assets		
Notes receivable (see Note H)	$ 11.9	$ 13.4
Deferred taxes (see Note N)	50.2	11.0
Assets held for sale	21.8	19.6
Investment in associated companies	29.1	6.8
Other	32.2	16.5
	$ 145.2	$ 67.3
Accrued expenses		
Workers' compensation, medical, auto and product liability	$ 49.7	$ 58.4
Wages and commissions payable	60.3	48.9
Sales promotions	26.2	23.8
General taxes, excluding income taxes	12.0	12.6
Accrued interest	14.3	10.5
Other	56.4	55.4
	$ 218.9	$ 209.6
Other current liabilities		
Dividends payable	$ —	$ 39.0
Outstanding checks in excess of book balances	1.8	17.0
Derivative financial instruments (see Note S)	1.8	36.7
Customer deposits	9.1	10.3
Sales tax payable	7.3	9.3
Other	5.2	5.0
	$ 25.2	$ 117.3
Other long-term liabilities		
Liability for pension benefits (see Note M)	$ 75.8	$ 66.5
Reserves for tax contingencies (see Note N)	35.5	34.8
Deferred compensation	16.0	16.6
Liabilities associated with the ESUP & PSU awards (See Note L)	10.7	5.3
Other	20.2	7.1
	$ 158.2	$ 130.3

J—Long-Term Debt

Long-term debt, weighted average interest rates and due dates at December 31 are as follows:

	2012			2011		
	Stated interest rate	**Due date through**	**Balance**	**Stated interest rate**	**Due date through**	**Balance**
Term notes	**4.4%**	**2022**	**$ 1,028.0**	4.7%	2018	$ 728.5
Industrial development bonds, principally variable interest rates	**.4%**	**2030**	**19.9**	.3%	2030	20.4
Commercial paper	—	—	—	.3%	2016	70.4
Capitalized leases (primarily machinery, vehicle and office equipment)			**6.5**			6.9
Other, partially secured			**1.0**			9.6
			1,055.4			835.8
Less current maturities			**201.5**			2.5
			$ 853.9			$ 833.3

Maturities of long-term debt are as follows:

Year ended December 31	
2013	$ 201.5
2014	181.3
2015	201.6
2016	3.6
2017	2.0
Thereafter	465.4
	$ 1,055.4

We can raise cash by issuing up to $600 of commercial paper through a program backed by our five-year $600 revolving credit agreement dated August 19, 2011 with a syndicate of 13 lenders. Based on the information currently available to us, we believe the participating banks continue to have the ability to meet their obligations under the agreement. The Company's ability to borrow under the 2011 Agreement is reduced by the amount of outstanding letters of credit issued pursuant to the 2011 Agreement. The amount of letters of credit is limited to $250. The Company currently has no outstanding letters of credit under the 2011 Agreement.

Amounts outstanding at year-end related to our commercial paper program were:

	December 31, 2012	**December 31, 2011**
Total program authorized	**$ 600.0**	$ 600.0
Commercial paper outstanding (classified as long-term debt)	—	(70.4)
Letters of credit issued under the credit agreement	—	—
Total program usage	—	(70.4)
Total program available	**$ 600.0**	$ 529.6

The revolving credit agreement and certain other long-term debt contain restrictive covenants which, among other things, limit a) the total amount of indebtedness to 60% of our total capitalization (each as defined in the revolving credit agreement), b) the amount of total secured debt to 15% of our total consolidated assets, and c) the amount of assets sold, transferred or disposed of in any trailing four quarter period to 20% of total consolidated assets. We have remained well within compliance with all such covenants.

We may elect one of four types of borrowing under the 2011 Agreement, which determines the rate of interest to be paid on the outstanding principal balance. The interest rate would be commensurate with the currency borrowed and the term of the borrowing, as well as either i.) a competitive variable or fixed rate, or ii.) various published rates plus a pre-defined spread.

The Company is required to periodically pay accrued interest on any outstanding principal balance under the 2011 Agreement at different time intervals based upon the elected interest rate and the elected interest period. Any outstanding principal under the 2011 Agreement will be due upon the maturity date. The Company may also terminate or reduce the lending commitments under the 2011 Agreement, in whole or in part, upon three business days' notice.

K—Lease Obligations

We lease certain operating facilities, most of our automotive and trucking equipment and various other assets. Lease terms, including purchase options, renewals and maintenance costs, vary by lease.

Total rental expense for the periods presented was as follows:

	2012	2011	2010
Continuing Operations	$ 48.0	$ 43.9	$ 44.6
Discontinued operations	—	—	1.6

Future minimum rental commitments for all long-term non-cancelable operating leases are as follows:

Year ended December 31	
2013	$ 32.1
2014	26.1
2015	20.9
2016	13.7
2017	7.4
Thereafter	13.4
	$ 113.6

The above lease obligations expire at various dates through 2019. Aggregate rental commitments above include renewal amounts where it is our intention to renew the lease.

L—Stock-Based Compensation

We use various forms of share-based compensation which are summarized below. One stock unit is equivalent to one common share for accounting and earnings per share purposes. Shares are issued from treasury for the majority of our stock plans' activity.

Stock options and stock units are granted pursuant to our Flexible Stock Plan. On May 10, 2012 the Flexible Stock Plan changed the way awards granted under the Plan are charged against the number of available shares. Under the 2012 Plan modification, each option counts as one share against the shares available under the Plan, but each share granted for any other awards will count as three shares against the Plan.

At December 31, 2012, the following common shares were authorized for issuance under the Flexible Stock Plan:

	Shares Available for Issuance	Maximum Number of Authorized Shares
Unexercised options	8,549,219	8,549,219
Outstanding stock units—vested	3,956,482	4,512,488
Outstanding stock units—unvested	1,645,165	1,692,435
Available for grant	11,363,713	11,363,713
Authorized for issuance at December 31, 2012	**25,514,579**	**26,117,855**

The following table recaps the impact of stock-based compensation on the results of operations for each of the years ended December 31:

	2012	2011	2010
Stock-based compensation expense:			
Amortization of the grant date fair value of stock options (1)	$ **4.4**	$ 4.8	$ 4.6
Stock-based retirement plans contributions (2)	**6.6**	5.0	5.4
Discounts on various stock awards:			
Deferred Stock Compensation Program (1)	**1.2**	1.1	.9
Stock-based retirement plans (2)	**1.2**	1.5	1.8
Discount Stock Plan (5)	**.9**	.9	.9
Performance Stock Unit Awards (3)	**6.5**	7.0	7.6
Restricted Stock Unit Awards (4)	**2.2**	2.4	1.5
Other, primarily non-employee directors restricted stock	**1.0**	1.1	1.5
Total stock-based compensation expense	**24.0**	23.8	24.2
Employee contributions for above stock plans	**9.8**	11.5	13.4
Total stock-based compensation	$ **33.8**	$ 35.3	$ 37.6
Recognized tax benefits on stock-based compensation expense	$ **9.1**	$ 9.0	$ 9.2

When the tax deduction for an exercised stock option or converted stock unit exceeds the compensation cost that has been recognized in income, a "windfall" tax benefit is created. The windfall benefit is not recognized in income, but rather on the balance sheet as additional contributed capital. When the current tax deduction for an exercised stock option or converted stock unit is less than the deferred tax asset recorded in regard to the compensation cost that has been recognized in income, a tax "shortfall" is created. To the extent we have accumulated tax windfalls, the shortfall is recognized on the balance sheet as a reduction of additional contributed capital. Net windfall is presented below:

	Balance at December 31, 2011	Net windfall resulting from exercises and conversions	Balance at December 31, 2012
Accumulated tax windfall in additional contributed capital	$ 30.7	$ 5.5	$ 36.2

(1) Stock Option Grants

We have granted stock options in the following areas:

- On a discretionary basis to a broad group of employees
- In conjunction with our Deferred Compensation Program
- As compensation of outside directors

Options granted to a broad group of employees on a discretionary basis

We have historically granted stock options annually on a discretionary basis to a broad group of employees. Options generally become exercisable in one-third increments at 18 months, 30 months and 42 months after the date of grant. Options have a maximum term of ten years and the exercise prices are equal to Leggett's closing stock price on the grant date.

Grant date fair values are calculated using the Black-Scholes option pricing model and are amortized by the straight-line method over the options' total vesting period, except for employees who terminate due to retirement. A "retirement" termination occurs if the employee is age 65, or age 55 with 20 years of Company service at termination. For retirement terminations, options continue to vest and remain exercisable for three years, six months after termination of employment. Therefore, the expense for these options is accelerated when the employee is retirement eligible.

In connection with the January 2010 grant, officers received stock option awards. We gave other participants the choice to receive stock options or to receive a cash payment in lieu of options. The value of the cash alternative (paid in the first quarter) was equal to approximately one-half of the Black Scholes value of the option grant the employee would have otherwise received.

In connection with the January 2011 and 2012 grants, we offered two different option choice programs. One group of employees was offered the same option/cash choice as in 2010, with the cash alternative being equal to approximately one-half of the Black-Scholes value of the option grant foregone. Another group of employees, generally higher level employees, were offered a choice between stock options or restricted stock units (RSUs), on a ratio of four options foregone for every one RSU offered. The stock units vest in one-third increments at 12 months, 24 months and 36 months after the date of grant.

Starting in 2013, options will only be offered in conjunction with the Deferred Compensation Program discussed below. Options will be replaced with either cash awards or RSUs as offered in 2011 and 2012. Certain key management employees will participate in a new Profitable Growth Incentive (PGI) program. The PGI awards will be issued as growth performance stock units (GPSUs). The number of GPSUs that will ultimately vest will depend upon the Revenue Growth and EBITDA Margin of the Company or applicable profit center at the end of a two-year performance period.

Deferred Compensation Program

We offer a Deferred Compensation Program under which key managers and outside directors may elect to receive stock options, stock units or interest-bearing cash deferrals in lieu of cash compensation:

- Stock options under this program are granted on the last business day of the year prior to the year the compensation is earned. The number of options granted equals the deferred compensation times five, divided by the stock's market price on the date of grant. The option has a 10-year term. It vests as the associated compensation is earned and becomes exercisable beginning 15 months after the grant date. Stock is issued when the option is exercised.
- Deferred stock units (DSU) under this program are acquired every two weeks (when the compensation would have otherwise been paid) at a 20% discount to the market price of our common stock on the acquisition date and they vest immediately. Expense is recorded as the compensation is earned. Stock units earn dividends at the same rate as cash dividends paid on our common stock. These dividends are used to acquire stock units at a 20% discount. Stock units are converted to common stock and distributed in accordance with the participant's pre-set election. Beginning in 2010, stock units may be settled in cash at the discretion of the Company. Participants must begin receiving distributions no later than ten years after the effective date of the deferral and installment distributions cannot exceed ten years.
- Interest-bearing cash deferrals under this program are reported in Other long-term liabilities on the balance sheet and are disclosed in Note I.

	Options	Units	Cash
Aggregate amount of compensation deferred during 2012	$ —	$ 4.2	$ .8

STOCK OPTIONS SUMMARY

Stock option information for the plans discussed above for the periods presented is as follows:

	Employee Stock Options	Deferred Compensation Options	Other Options*	Total Options	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Life in Years	Aggregate Intrinsic Value
Outstanding at December 31, 2011	8,601,940	2,468,616	104,202	11,174,758	$ 20.54		
Granted	853,415	(1,347)	—	852,068	23.14		
Exercised **	(2,630,948)	(542,494)	(20,037)	(3,193,479)	17.88		
Expired	(227,164)	—	(7,896)	(235,060)	23.04		
Forfeited	(49,068)	—	—	(49,068)	21.39		
Outstanding at December 31, 2012	6,548,175	1,924,775	76,269	8,549,219	$ 21.72	5.0	$ 47.5
Vested or expected to vest at December 31, 2012				8,494,311	$ 21.71	5.0	$ 47.3
Exercisable (vested) at December 31, 2012				6,712,473	$ 21.47	4.1	$ 39.1

* Primarily outside directors' options

** Prior to 2005, we granted options with a below market exercise price under the terms of our Deferred Compensation Program. During 2012, 245,324 options were exercised at a below market exercise price, and 144,087 of these options remain outstanding at December 31, 2012. In 2005, we amended the Program to provide only "at market" stock options.

Additional information related to stock option activity for the periods presented is as follows:

	Year ended December 31		
	2012	2011	2010
Total intrinsic value of stock options exercised	$ 24.9	$ 7.5	$ 9.3
Cash received from stock options exercised	35.6	20.5	23.7
Total fair value of stock options vested	4.5	4.5	5.5
Cash payments to employees elected in lieu of options	.3	.3	.6

The following table summarizes fair values calculated (and assumptions utilized) using the Black-Scholes option pricing model.

	Year ended December 31		
	2012	2011	2010
Aggregate grant date fair value	$ 4.0	$ 4.9	$ 5.1
Weighted-average per share grant date fair value	$ 4.68	$ 4.90	$ 4.09
Risk-free interest rate	1.9%	2.7%	3.1%
Expected life in years	7.2	7.0	6.9
Expected volatility (over expected life)	34.4%	33.3%	33.2%
Expected dividend yield (over expected life)	4.8%	4.7%	5.2%

The risk-free rate is determined based on U.S. Treasury yields in effect at the time of grant for maturities equivalent to the expected life of the option. The expected life of the option (estimated average period of time the option will be outstanding) is estimated based on the historical exercise behavior of employees, with executives displaying somewhat longer holding periods than other employees. Expected volatility is based on historical volatility, measured daily for a time period equal to the option's expected life, ending on the day of grant. The expected dividend yield is estimated based on the dividend yield at the time of grant.

(2) Stock-Based Retirement Plans

We have two stock-based retirement plans: the tax-qualified Stock Bonus Plan (SBP) for non-highly compensated employees, and the non-qualified Executive Stock Unit Program (ESUP) for highly compensated employees. We make matching contributions to both plans. In addition to the automatic 50% match, we will make another matching contribution of up to 50% of the employee's contributions for the year if certain profitability levels, as defined in the SBP and the ESUP, are obtained.

- Participants in the SBP may contribute up to 6% of their compensation above a certain threshold to purchase Leggett stock or other investment alternatives at market prices. We immediately match 50% of the employee contributions. Employees are allowed to fully diversify their employee deferral accounts immediately and their employer accounts after three years of service. Dividends earned on Company stock held in the SBP are reinvested or paid in cash at the participant's election.
- Participants in the ESUP may contribute up to 10% (depending upon salary level) of their compensation above the same threshold applicable to the SBP. We immediately match 50% of the employee contributions. Company contributions to the ESUP, including dividend equivalents, are used to acquire stock units at 85% of the common stock market price on the acquisition date. Stock units are converted to common stock at a 1-to-1 ratio upon distribution from the program. Beginning in 2010, units from the ESUP may be settled in cash at the discretion of the Company. The ESUP offered no diversification opportunity for contributions through March 31, 2011.

  Beginning April 1, 2011, participant contributions were credited to a diversified investment account established for the participant, and we made premium contributions to the diversified investment accounts equal to 17.65% of the participant's contribution. A participant's diversified investment account balance is adjusted to mirror the investment experience, whether positive or negative, of the diversified investments selected by the participant. Participants may change investment elections in the diversified investment accounts, but cannot purchase Company common stock or stock units in these accounts. The diversified investment accounts consist of various mutual funds and retirement target funds and are a component of "Other current assets" and "Sundry" long-term assets in the accompanying balance sheet. Participant's diversified investment accounts are unfunded, unsecured obligations of the Company, and are presented as a component of "Other current liabilities" and "Other long-term liabilities" in the accompanying balance sheet and will be settled in cash. Both the asset and liabilities associated with this program are presented in Note Q and are adjusted to fair value at each reporting period. Company matching contributions are in the form of stock units.

Company matches in the SBP and ESUP fully vest upon three and five years, respectively, of cumulative service, subject to certain participation requirements. Distributions under both plans are triggered by an employee's retirement, death, disability or separation from Leggett.

Information for the year ended December 31 for these plans was as follows:

	SBP 2012	ESUP 2012
Employee contributions	$ 3.0	$ 3.7
Less diversified contributions	.6	3.7
Total employee stock contributions	$ 2.4	$ —
Employer premium contribution to diversified investment accounts		$ .6
Shares purchased by employees	104,936	
Shares of company match	77,796	

Details regarding stock unit activity for the ESUP plan are reflected in the stock units summary table below.

(3) Performance Stock Unit Awards

We also grant Performance Stock Unit (PSU) awards in the first quarter of each year to selected officers and other key managers. These awards contain the following conditions:

- A service requirement—Awards generally "cliff" vest three years following the grant date; and
- A market condition—Awards are based on our Total Shareholder Return [TSR = (Change in Stock Price + Dividends) / Beginning Stock Price] as compared to the TSR of a group of peer companies. The peer group consists of all the companies in the Industrial, Materials and Consumer Discretionary sectors of the S&P 500 and S&P Midcap 400

(approximately 320 companies). Participants will earn from 0% to 175% of the base award depending upon how our Total Shareholder Return ranks within the peer group at the end of the 3-year performance period.

Grant date fair values are calculated using a Monte Carlo simulation of stock and volatility data for Leggett and each of the comparator companies and are based upon assumptions similar to those used for stock options. Grant date fair values are amortized using the straight-line method over the three-year vesting period.

Below is a summary of the number of shares and related grant date fair value of PSU's for the periods presented:

	2012	2011	2010
Total shares base award	**282,040**	287,014	289,888
Grant date per share fair value	**$ 23.79**	$ 25.41	$ 21.96

	Three-year performance cycle				
Award year	Completion date	TSR performance relative to the peer group (1%=best)	Payout as a percent of the base award	Number of shares distributed	Distribution Date
2008	December 31, 2010	16th percentile	175.0%	.9 million	January 2011
2009	December 31, 2011	51st percentile	73.6%	.4 million	January 2012
2010	December 31, 2012	46th percentile	91.0%	.3 million	January 2013

Beginning with the 2010 award (that was settled in January 2013), thirty-five percent (35%) of awards will be paid out in cash. We intend to pay out the remaining sixty-five percent (65%) in shares of our common stock, although we reserve the right to pay up to one hundred percent (100%) in cash. The 35% portion is recorded as a liability and is adjusted to fair value at each reporting period.

	December 31	
	2012	2011
PSU liability to be settled in cash	**$ 8.1**	$ 3.1

(4) Restricted Stock Unit Awards

RSU awards are generally granted as follows:

- To managers now receiving annual RSU grants in lieu of annual option grants
- On a discretionary basis to selected managers
- To selected executive officers in connection with employment agreements
- As compensation for outside directors, who have a choice to receive RSUs or restricted stock

The value of these awards is determined by the stock price on the day of the award, and expense is recognized over the vesting period. As discussed above, beginning in 2013, RSUs are awarded on a discretionary basis. In 2011 and 2012, selected employees could elect to receive RSUs in lieu of option awards.

STOCK UNITS SUMMARY

Stock unit information for the plans discussed above is presented in the table below. Prior to May 10, 2012, one stock unit was equivalent to one common share for authorized share usage. On May 10, 2012 the Flexible Stock Plan changed the way awards granted under the Plan are charged against the number of available shares. Under the 2012 Plan modification, each option counts as one share against the shares available under the Plan, but each share granted for any other awards will count as three shares against the Plan.

	DSU	ESUP	PSU*	RSU	Other	Total Units	Weighted Average Grant Date Fair Value per Unit	Aggregate Intrinsic Value
Non-vested at December 31, 2011 at 1 authorized share	—	33,017	1,939,737	224,839	—	2,197,593	$ 11.73	
Granted based on current service at 1 authorized share	138,159	192,306	—	108,527	6,229	445,221	22.26	
Granted based on current service at 3 authorized shares	111,243	160,504	—	27,177	8,721	307,645	23.20	
Granted based on future conditions at 1 authorized share	—	—	493,570	—	—	493,570	13.59	
Vested at 1 authorized share	(138,159)	(210,902)	(402,722)	(145,057)	(6,229)	(903,069)	20.52	
Vested at 3 authorized shares	(111,243)	(156,664)	—	(1,375)	(8,721)	(278,003)	23.38	
Forfeited - PSU			(40,532)			(40,532)	12.95	
Difference between maximum and actual payout - PSU			(554,833)			(554,833)	—	
Forfeited at 1 authorized share	—	(1,200)	—	(15,220)	—	(16,420)	19.13	
Forfeited at 3 authorized shares	—	—	—	(6,007)	—	(6,007)	20.81	
Non-vested at December 31, 2012 at 1 authorized share	—	13,221	1,435,220	173,089	—	1,621,530	$ 14.20	
Non-vested at December 31, 2012 at 3 authorized shares	—	3,840	—	19,795	—	23,635	$ 21.73	
Total non-vested at December 31, 2012						**1,645,165**		**$ 44.8**
Non-vested number of authorized shares used at December 31, 2012						**1,692,435**		
Fully vested shares available for issuance at December 31, 2012						**3,956,482**		**$ 107.7**
Fully vested number of authorized shares used at December 31, 2012						**4,512,488**		

* PSU awards are presented at 175% (i.e. maximum) payout

	Year ended December 31		
	2012	2011	2010
Total intrinsic value of vested stock units converted to common stock	$ 4.7	$ 16.8	$ 7.1

STOCK-BASED COMPENSATION COST NOT YET RECOGNIZED

As of December 31, 2012, the unrecognized cost of non-vested stock options and units was as follows:

	Options	Units
Unrecognized cost of non-vested stock	$ 2.7	$ 8.9
Weighted-average remaining contractual life in years	1.0	1.0

(5) Discount Stock Plan

Under the Discount Stock Plan (DSP), a tax-qualified §423 stock purchase plan, eligible employees may purchase shares of Leggett common stock at 85% of the closing market price on the last business day of each month. Shares are purchased and issued on the last business day of each month and generally cannot be sold or transferred for one year.

Average 2012 purchase price per share (net of discount)	$ 19.92
2012 number of shares purchased by employees	255,547
Shares purchased since inception in 1982	22,150,384
Maximum shares under the plan	23,000,000

M—Employee Benefit Plans

The accompanying balance sheets reflect a net liability for the funded status of our domestic and foreign defined benefit pension plans. Our U.S. plans (comprised primarily of three significant plans) represent 88% of our pension benefit obligation in each of the periods presented. Participants in one of the significant domestic plans have stopped earning benefits; this plan is referred to as "frozen" in the following narrative.

A summary of our pension obligations and funded status as of December 31 is as follows:

	2012	2011	2010
Change in Benefit Obligation			
Benefit obligation, beginning of period	$ **290.1**	$ 263.6	$ 234.5
Service cost	**3.0**	2.4	2.2
Interest cost	**12.6**	13.4	13.5
Plan participants' contributions	**.5**	.5	.5
Actuarial losses	**25.4**	27.9	28.5
Benefits paid	**(16.4)**	(17.2)	(14.7)
Foreign currency exchange rate changes	**1.3**	(.5)	(.9)
Benefit obligation, end of period	**316.5**	290.1	263.6
Change in Plan Assets			
Fair value of plan assets, beginning of period	**223.2**	210.3	197.4
Actual return on plan assets	**24.3**	21.4	25.4
Employer contributions	**7.8**	8.5	2.2
Plan participants' contributions	**.5**	.5	.5
Benefits paid	**(16.4)**	(17.2)	(14.7)
Foreign currency exchange rate changes	**.9**	(.3)	(.5)
Fair value of plan assets, end of period	**240.3**	223.2	210.3
Net funded status	$ **(76.2)**	$ (66.9)	$ (53.3)
Funded status recognized in the Consolidated Balance Sheets			
Other assets—sundry	$ **—**	$ —	$ 1.8
Other current liabilities	**(.4)**	(.4)	(.4)
Other long-term liabilities	**(75.8)**	(66.5)	(54.7)
Net funded status	$ **(76.2)**	$ (66.9)	$ (53.3)

Accumulated and projected benefit obligation information at December 31 is recapped below:

	2012	2011	2010
Aggregated plans with accumulated benefit obligations in excess of plan assets:			
Projected benefit obligation	**$ 316.5**	$ 290.1	$ 212.2
Accumulated benefit obligation	**312.3**	287.7	211.9
Fair value of plan assets	**240.3**	223.2	157.4
Aggregated plans with projected benefit obligations in excess of plan assets:			
Projected benefit obligation	**316.5**	290.1	215.7
Fair value of plan assets	**240.3**	223.2	160.7
Accumulated benefit obligation for all defined benefit plans	**312.3**	287.7	261.1

Included in the above plans is a subsidiary's unfunded supplemental executive retirement plan. This is a non-qualified plan, and the subsidiary owns insurance policies for the participants that are not included in the plan's assets with cash surrender values at December 31 as follows:

	2012	2011	2010
Cash surrender values	$ 2.1	$ 2.0	$ 2.5

Comprehensive Income

Amounts and activity included in accumulated other comprehensive income associated with pensions are reflected below:

	December 31, 2011	2012 Amortization	2012 Net Actuarial loss	2012 Foreign currency exchange rates change	2012 Income taxes change	December 31, 2012
Net loss (before tax)	$ 95.5	$ (6.0)	$ 15.6	$ .3	$ (.7)	$ 104.7
Net prior service cost (before tax)	.8	(.3)	—	—	—	.5
Deferred income taxes	(35.4)	—	—	.1	(2.9)	(38.2)
Accumulated other comprehensive income (net of tax)	$ 60.9	$ (6.3)	$ 15.6	$ .4	$ (3.6)	$ 67.0

Of the amounts in accumulated other comprehensive income as of December 31, 2012, the portions expected to be recognized as components of net periodic pension cost in 2013 are as follows:

Net loss	$ 6.2
Net prior service cost	.3

Net Pension (Expense) Income

Components of net pension (expense) income for the years ended December 31 were as follows:

	2012	2011	2010
Service cost	$ **(3.0)**	$ (2.4)	$ (2.2)
Interest cost	**(12.6)**	(13.4)	(13.5)
Expected return on plan assets	**14.5**	13.8	13.0
Amortization of prior service cost	**(.3)**	(.3)	(.2)
Recognized net actuarial loss	**(6.0)**	(4.0)	(3.2)
Net pension (expense) income	$ **(7.4)**	$ (6.3)	$ (6.1)
Weighted average assumptions for pension costs:			
Discount rate used in net pension costs	**4.4%**	5.2%	5.9%
Rate of compensation increase used in pension costs	**3.8%**	4.0%	4.0%
Expected return on plan assets	**6.6%**	6.7%	6.8%
Weighted average assumptions for benefit obligation:			
Discount rate used in benefit obligation	**3.8%**	4.4%	5.2%
Rate of compensation increase used in benefit obligation	**3.8%**	3.8%	4.0%

Assumptions used for U.S. and international plans were not significantly different.

We use the average of the Citigroup Pension Discount Curve rate and Merrill Lynch AA-AAA 10-year Bond Index rate to determine the discount rate used for our significant pension plans (rounded to the nearest 25 basis points). The Citigroup Pension Discount Curve rate is a calculated rate using yearly spot rates matched against expected future benefit payments. The Merrill Lynch Index rate is based on the weighted average yield of a portfolio of high grade Corporate Bonds with an average duration approximating the plans' projected benefit payments, adjusted for any callable bonds included in the portfolio. The discount rates used for our other, primarily foreign, plans are based on rates appropriate for the respective country and the plan obligations.

The overall, expected long-term rate of return is based on each plan's historical experience and our expectations of future returns based upon each plan's investment holdings, as discussed below.

Pension Plan Assets

The fair value of our major categories of pension plan assets is disclosed below using a three level valuation hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into the following categories:

- Level 1: Quoted prices for identical assets or liabilities in active markets.
- Level 2: Other significant inputs observable either directly or indirectly (including quoted prices for similar securities, interest rates, yield curves, credit risk, etc.).
- Level 3: Unobservable inputs that are not corroborated by market data.

Presented below are our major categories of investments for the periods presented:

	Year ended December 31, 2012				Year ended December 31, 2011			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Mutual and pooled funds								
Fixed income	$ **98.6**	$ —	$ —	$ **98.6**	$ 94.0	$ —	$ —	$ 94.0
Equities	**91.1**	—	—	**91.1**	80.5	—	—	80.5
Common stocks	**36.7**	—	—	**36.7**	37.4	—	—	37.4
Money market funds, cash and other	**13.0**	**.9**	—	**13.9**	11.3	—	—	11.3
Total investments at fair value	$ **239.4**	$ **.9**	$ —	$ **240.3**	$ 223.2	$ —	$ —	$ 223.2

Plan assets are invested in diversified portfolios of equity, debt and government securities. The aggregate allocation of these investments is as follows:

	2012	2011
Asset Category		
Equity securities	**53%**	53 %
Debt securities	**41**	42
Other, including cash	**6**	5
Total	**100%**	**100%**

Our investment policy and strategies are established with a long-term view in mind. We strive for a sufficiently diversified asset mix to minimize the risk of a material loss to the portfolio value due to the devaluation of any single investment. In determining the appropriate asset mix, our financial strength and ability to fund potential shortfalls that might result from poor investment performance are considered.

Of our three significant domestic plans, the frozen plan (representing approximately 60% of the total benefit obligation) employs a Liability Driven Investment strategy and has a target allocation of 60% bonds and 40% equities. The remaining significant plans have a target allocation of 75% equities and 25% bonds, as historical equity returns have tended to exceed bond returns over the long term.

Assets of our domestic plans represent the majority of plan assets and are allocated to six different investments: four mutual funds and two separate accounts.

The mutual funds, all passively managed low-cost index funds, include:

- Total Stock Market Index: Large, mid-, and small-cap equity diversified across growth and value styles.
- FTSE All World ex US Index: International equity; broad exposure across developed and emerging non-US equity markets around the world.
- Long-term Bond Index: Diversified exposure to the long-term, investment-grade U.S. bond market.
- Extended Duration Treasury Index: Diversified exposure to the long-term Treasury STRIPS market.

The separate accounts are invested as follows:

- Small cap U.S. equities: Portfolio of small capitalization U.S. stocks benchmarked to the Russell 2000 Value Index.
- U.S. equities: Broad portfolio of U.S. stocks benchmarked to the Russell 1000 Index.

Future Contributions and Benefit Payments

We expect to contribute $1.5 to our defined benefit pension plans in 2013.

Estimated benefit payments, expected over the next ten years are as follows:

2013	$	14.9
2014		15.2
2015		15.4
2016		15.5
2017		15.8
2018-2022		84.1

Other Benefit Plans

Total expense from continuing operations for defined contribution plans was as follows:

	2012	2011	2010
Defined contribution plans	**$ 5.6**	$ 5.7	$ 6.7

We have limited participation in two union-sponsored, defined benefit, multi-employer pension plans. We participated in one multi-employer plan in 2010 and 2011, and added one additional plan with the Western Pneumatic acquisition in 2012 (as discussed in Note R).

These plans are not administered by us, and contributions are determined in accordance with provision of negotiated labor contracts. Aggregate contributions to these plans were less than $.5 for each of the years presented.

In addition to regular contributions, we could be obligated to pay additional contributions (known as complete or partial withdrawal liabilities) if a plan has unfunded vested benefits. Factors that could impact the funded status of these plans include investment performance, changes in the participant demographics, financial stability of contributing employers and changes in actuarial assumptions. Withdrawal liability triggers could include a plan's termination, a withdrawal of substantially all employers, or our voluntary withdrawal from the plan (such as decision to close a facility or the dissolution of a collective bargaining unit.) We have a very small share of the liability among the participants of these plans. Based upon the information available from plan administrators, both of the multi-employer plans in which we participate are underfunded and estimate our aggregate share of potential withdrawal liability for both plans to be approximately $17.0. We have not recorded any material withdrawal liabilities for the years presented.

N—Income Taxes

The components of earnings from continuing operations before income taxes are as follows:

	Year ended December 31		
	2012	**2011**	**2010**
Domestic	**$ 191.1**	$ 89.6	$ 150.5
Foreign	**113.3**	116.6	105.0
	$ 304.4	$ 206.2	$ 255.5

Income tax expense from continuing operations is comprised of the following components:

	Year ended December 31		
	2012	**2011**	**2010**
Current			
Federal	**$ 51.0**	$ 25.2	$ 24.8
State and local	**4.7**	2.8	3.7
Foreign	**22.5**	22.9	16.1
	78.2	50.9	44.6
Deferred			
Federal	**3.8**	1.9	22.4
State and local	**(1.3)**	1.1	(.1)
Foreign	**(24.4)**	(4.1)	5.0
	(21.9)	(1.1)	27.3
	$ 56.3	$ 49.8	$ 71.9

Income tax expense from continuing operations, as a percentage of earnings before income taxes, differs from the statutory federal income tax rate as follows:

	Year ended December 31		
	2012	2011	2010
Statutory federal income tax rate	**35.0%**	35.0%	35.0%
Increases (decreases) in rate resulting from:			
State taxes, net of federal benefit	**1.3**	.5	1.3
Tax effect of foreign operations	**(5.5)**	(7.5)	(8.3)
Tax on distributed foreign earnings	**—**	.8	1.8
Deferred tax on undistributed foreign earnings	**3.7**	—	—
Tax benefit for excess tax basis in subsidiary	**(2.0)**	—	—
Change in valuation allowance	**(12.0)**	(1.0)	1.0
Change in uncertain tax positions, net	**.6**	(1.9)	(1.1)
Permanent differences, net	**(1.5)**	(1.5)	(1.1)
Other, net	**(1.1)**	(.2)	(.5)
Effective tax rate	**18.5%**	24.2%	28.1%

In 2012, the tax rate benefited from the elimination of a $36.9 valuation allowance ($38.1 in the fourth quarter) on our Canadian net operating losses and other deferred tax assets. As a result of an increase in operating earnings in Canada, the amalgamation of two Canadian subsidiaries, and the restructuring of intercompany debt attributable in part to a change in Canadian tax law, we now expect those carryforwards and other deferred tax assets to be utilized in future years. We also recorded a $6.0 deferred tax asset associated with the excess outside tax basis of a subsidiary which is likely to be realized in the foreseeable future. These 2012 benefits were partially offset by the accrual of $11.2 of deferred withholding taxes in China on earnings that are no longer indefinitely reinvested in China.

In 2012, 2011, and 2010 the tax rate benefited from income earned in various foreign jurisdictions at rates lower than the U.S. federal statutory rate. In 2011, the tax rate also benefited by a total of $5.2 from the release of certain deferred tax asset valuation allowances and tax audit settlements. In 2010 and 2011, we incurred $4.7 and $1.7, respectively, of incremental tax on the 2010 repatriation of $112.6 of earnings from foreign subsidiaries.

We recognized net excess tax benefits of approximately $5.5, $6.1, and $.1 in 2012, 2011 and 2010, respectively, related to stock plan activity, which have been recorded to additional contributed capital. These amounts include net windfall tax benefits as discussed in Note L.

We file tax returns in each jurisdiction where we are required to do so. In these jurisdictions, a statute of limitations period exists. After a statute period expires, the tax authorities may no longer assess additional income tax for the expired period. In addition, we are no longer eligible to file claims for refund for any tax that we may have overpaid.

Unrecognized Tax Benefits

The total amount of our unrecognized tax benefits at December 31, 2012, is $35.5, of which $23.4 would impact our effective tax rate, if recognized. A reconciliation of the beginning and ending balance of our gross unrecognized tax benefits for the years 2012, 2011 and 2010 is as follows:

	2012	2011	2010
Unrecognized tax benefits, January 1	**$ 25.7**	$ 34.1	$ 38.2
Gross increases—tax positions in prior periods	**4.8**	1.2	1.2
Gross decreases—tax positions in prior periods	**(2.3)**	(5.2)	(2.5)
Gross increases—current period tax positions	**1.1**	3.0	2.9
Change due to exchange rate fluctuations	**.3**	(.3)	.3
Settlements	**(1.7)**	(5.5)	(4.0)
Lapse of statute of limitations	**(1.3)**	(1.6)	(2.0)
Unrecognized tax benefits, December 31	**$ 26.6**	$ 25.7	$ 34.1
Interest	**8.0**	8.1	7.7
Penalties	**.9**	1.0	.8
Total unrecognized tax benefits, December 31	**$ 35.5**	$ 34.8	$ 42.6

We recognize interest and penalties related to unrecognized tax benefits as part of income tax expense in the Consolidated Statements of Operations, which is consistent with prior reporting periods.

As of December 31, 2012, four tax years were subject to audit by the United States Internal Revenue Service (IRS), covering the years 2009 through 2012. In 2011, IRS examinations of the 2004 through 2008 tax returns were completed, and in 2012 refunds aggregating $15.6 were received for all years associated with the audit. In 2011, we adjusted our reserve for uncertain tax positions with respect to the largest issue in connection with the examination, related to worthless stock deductions, which had a favorable impact on our tax provision of $3.6.

Additionally, at December 31, 2012, four tax years were undergoing audit by the Canada Revenue Agency, covering the periods 2005 through 2008. These examinations are at various stages of completion, but to date we are not aware of any material adjustments. Various state and other foreign jurisdiction tax years also remain open to examination, though we believe assessments (if any) would be immaterial to our consolidated financial statements.

It is reasonably possible that resolution of certain tax audits could reduce our unrecognized tax benefits within the next 12 months, as certain tax positions may be sustained on audit, or we may agree to certain adjustments. It is not expected that any change would have a material impact on our Consolidated Financial Statements.

Deferred Income Taxes

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of our assets and liabilities. The major temporary differences and their associated deferred tax assets or liabilities are as follows:

	December 31			
	2012		2011	
	Assets	Liabilities	Assets	Liabilities
Property, plant and equipment	**$ 12.6**	**$ (61.1)**	$ 12.2	$ (65.5)
Inventories	**1.9**	**(18.8)**	2.1	(16.0)
Accrued expenses	**89.6**	**(.1)**	91.8	(.2)
Net operating loss and tax credit carryforwards	**66.4**	—	67.4	—
Pension cost and other post-retirement benefits	**29.7**	**(.8)**	24.0	(.8)
Intangible assets	**2.9**	**(118.7)**	3.6	(112.1)
Derivative financial instruments	**15.7**	**(1.7)**	13.3	(1.7)
Subsidiary stock basis	**6.0**	—	—	—
Uncertain tax positions	**12.1**	—	13.4	—
Other	**7.3**	**(18.7)**	15.1	(12.7)
Gross deferred tax assets (liabilities)	**244.2**	**(219.9)**	242.9	(209.0)
Valuation allowance	**(32.2)**	—	(69.1)	—
Total deferred taxes	**$ 212.0**	**$ (219.9)**	$ 173.8	$ (209.0)
Net deferred tax (liability)		**$ (7.9)**		$ (35.2)

The valuation allowance primarily relates to net operating loss and tax credit carryforwards for which utilization is uncertain. Cumulative tax losses in certain state and foreign jurisdictions during recent years, limited carryforward periods in certain jurisdictions, future reversals of existing taxable temporary differences, and reasonable tax planning strategies were among the factors considered in determining the valuation allowance. The large decrease in 2012 primarily stems from the reversal of a valuation allowance in Canada as discussed above.

These loss and credit carryforwards have expiration dates that vary generally over the next 20 years, but no significant amounts expire in any one year.

Deferred income taxes and withholding taxes have been provided on earnings of our foreign subsidiaries to the extent it is anticipated that the earnings will be remitted in the future as dividends. The tax effect of most distributions would be significantly offset by available foreign tax credits. As of December 31, 2012, we have accrued $11.2 of deferred taxes associated with the undistributed earnings of foreign subsidiaries.

Deferred income taxes and withholding taxes have not been provided on foreign earnings which are indefinitely reinvested. The cumulative undistributed earnings which are indefinitely reinvested as of December 31, 2012, are approximately $349.1. If such earnings were distributed, the resulting incremental tax expense would be approximately $42.0 based on present income tax laws, which are subject to change. In 2010, we repatriated $112.6 of foreign earnings, resulting in net tax charges of $4.7 and $1.7 in 2010 and 2011, respectively. Although we have not changed our assertion with respect to amounts permanently reinvested outside the U.S., in 2012 we recorded $11.2 for withholding taxes in China, since we no longer have specific plans to reinvest all of our Chinese earnings within China. These taxes would be due on dividends from certain of our China subsidiaries to their foreign parent, a subsidiary of the U.S. company. These earnings are still permanently reinvested outside the U.S. and are included in the undistributed earnings and incremental taxes discussed above.

Deferred tax assets (liabilities) included in the consolidated balance sheets are as follows:

	December 31	
	2012	2011
Other current assets	$ 12.8	$ 13.0
Sundry	50.2	11.0
Other current liabilities	(1.3)	(1.4)
Deferred income taxes	(69.6)	(57.8)
	$ (7.9)	$ (35.2)

O—Other Expense (Income)

The components of other expense (income) from continuing operations were as follows:

	Year ended December 31		
	2012	2011	2010
Gain on asset sales	$ (3.3)	$ (10.9)	$ (12.4)
Restructuring charges (see Note D)	7.5	6.5	6.9
Asset impairments (see Note C)	1.7	34.9	1.5
Currency loss	2.1	—	1.6
Royalty income	(1.6)	(.5)	(.2)
Other income	(5.8)	(3.4)	(4.1)
	$ .6	$ 26.6	$ (6.7)

P—Accumulated Other Comprehensive Income (Loss)

The following table sets forth the changes in each component of accumulated other comprehensive income (loss):

	Foreign Currency Translation Adjustments	Cash Flow Hedges	Defined Benefit Pension Plans	Accumulated Other Comprehensive Income (Loss)
Balance January 1, 2010	$ 147.2	$ .1	$ (42.5)	$ 104.8
Period change—Gross	4.5	2.2	(12.7)	(6.0)
Period change—Attributable to noncontrolling interest	(.6)	—	—	(.6)
Period change—Income tax effect	—	(.9)	4.5	3.6
Balance December 31, 2010	151.1	1.4	(50.7)	101.8
Period change—Gross	(2.8)	(36.9)	(15.8)	(55.5)
Period change—Attributable to noncontrolling interest	(.7)	—	—	(.7)
Period change—Income tax effect	—	14.0	5.6	19.6
Balance December 31, 2011	147.6	(21.5)	(60.9)	65.2
Period change—Gross	16.0	(6.4)	(9.7)	(.1)
Period change—Attributable to noncontrolling interest	(.1)	—	—	(.1)
Period change—Income tax effect	—	2.4	3.6	6.0
Balance December 31, 2012	**$ 163.5**	**$ (25.5)**	**$ (67.0)**	**$ 71.0**

Q—Fair Value

We utilize fair value measures for both financial and non-financial assets and liabilities.

The primary areas in which we utilize fair value measures of non-financial assets and liabilities are allocating purchase price to the assets and liabilities of acquired companies as discussed in Note R and evaluating long-term assets for potential impairment as discussed in Note C.

The areas in which we utilize fair value measures of financial assets and liabilities are presented in the table below.

Fair value measurements are established using a three level valuation hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into the following categories:

- Level 1: Quoted prices for identical assets or liabilities in active markets.
- Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly. Short-term investments in this category are valued using discounted cash flow techniques with all significant inputs derived from or corroborated by observable market data. Derivative assets and liabilities in this category are valued using models that consider various assumptions and information from market-corroborated sources. The models used are primarily industry-standard models that consider items such as quoted prices, market interest rate curves applicable to the instruments being valued as of the end of each period, discounted cash flows, volatility factors, current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace.
- Level 3: Unobservable inputs that are not corroborated by market data.

The following tables present assets and liabilities that were accounted for at fair value on a recurring basis.

	As of December 31, 2012			
	Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents:				
Bank time deposits with original maturities of three months or less	$ —	$ 125.6	$ —	$ 125.6
Derivative assets* (See Note S)	—	1.2	—	1.2
Diversified investments associated with the ESUP* (See Note L)	7.0	—	—	7.0
Total assets	$ 7.0	$ 126.8	$ —	$ 133.8
Liabilities:				
Derivative liabilities* (See Note S)	$ .5	$ 1.3	$ —	$ 1.8
Liabilities associated with the ESUP* (See Note L)	7.1	—	—	7.1
Total liabilities	$ 7.6	$ 1.3	$ —	$ 8.9

	As of December 31, 2011			
	Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents:				
Bank time deposits with original maturities of three months or less	$ —	$ 111.8	$ —	$ 111.8
Derivative assets* (See Note S)	—	3.2	—	3.2
Diversified investments associated with the ESUP* (See Note L)	2.5	—	—	2.5
Total assets	$ 2.5	$ 115.0	$ —	$ 117.5
Liabilities:				
Derivative liabilities* (See Note S)	$ 2.2	$ 34.8	$ —	$ 37.0
Liabilities associated with the ESUP* (See Note L)	2.5	—	—	2.5
Total liabilities	$ 4.7	$ 34.8	$ —	$ 39.5

* - Includes both current and long-term amounts combined.

The fair value for fixed rate debt (Level 2) was greater than its $1,030.0 carrying value by $45.7 at December 31, 2012 and greater than its $730.0 carrying value by $29.2 at December 31, 2011. We value this debt using discounted cash flow and secondary market rates provided by Bloomberg.

R—Acquisitions

The following table contains the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition for all acquisitions during the periods presented, and any additional consideration paid for prior years' acquisitions. All goodwill included in the table below is expected to provide an income tax benefit.

	2012	2011	2010
Accounts receivable	**$ 11.5**	$ 1.5	$ .1
Inventory	**21.1**	1.8	.4
Property, plant and equipment	**15.7**	1.1	—
Goodwill (see Note E)	**60.2**	1.9	.7
Other intangible assets (see Note E)	**109.8**	—	.2
Other current and long-term assets	**10.2**	—	.1
Accounts payable and accrued liabilities	**(7.6)**	(1.2)	(.5)
Other current and long-term liabilities	**(9.5)**	(.4)	(.1)
Assumed debt	**—**	—	(.6)
Additional consideration for prior years' acquisitions	**.2**	1.9	4.6
Net cash consideration	**$ 211.6**	$ 6.6	$ 4.9

The following table summarizes acquisitions for the periods presented.

Year Ended	Number of Acquisitions	Segment	Product/Service
December 31, 2012	5	Residential Furnishings (2); Industrial Materials (3)	Gel components; Warehouse/distribution services; Tubing for the aerospace industry; Wire partitions; Tube fabrication
December 31, 2011	2	Residential Furnishings	Furniture hardware and Geo textiles
December 31, 2010	1	Specialized Products	Sewing machines

We are finalizing all of the information required to complete the purchase price allocations related to the most recent acquisitions and do not anticipate any material modifications. Preliminary information used in the fair value assessments in these acquisitions is primarily related to certain accruals and contingencies and the tax basis of assets acquired.

On January 12, 2012, we acquired Western Pneumatic Tube Holding, LLC (Western) for a cash purchase price of $188. Western is a leading provider of integral components for critical aircraft systems, and forms the new Aerospace Products business unit within the Tubing Group. Western specializes in fabricating thin-walled, large diameter, welded tubing and specialty formed products from titanium, nickel and other specialty materials for leading aerospace suppliers and OEMs. Factors that contributed to a purchase price resulting in the recognition of goodwill included Western's competitive position, and its fit with our strategy to seek businesses with secure, leading positions in growing, profitable, attractive markets.

The results of operations of the above acquired companies have been included in the consolidated financial statements since the dates of acquisition. The unaudited pro forma consolidated net sales, net earnings and earnings per share as though the 2012 and 2011 acquisitions had occurred on January 1 of each year presented are not materially different from the amounts reflected in the accompanying financial statements. However, Western's activity is incremental to the Industrial Materials segment.

Certain of our acquisition agreements provide for additional consideration to be paid in cash, at a later date and, are recorded as a liability at the acquisition date. At December 31, 2012, there was no substantial remaining consideration payable.

We also increased our ownership portion to 100% for the following businesses that were previously not wholly owned:

	Year ended December 31		
	2012	2011	2010
Cash outlay associated with acquisition of noncontrolling interest - Specialized Products	—	13.6	7.6

In addition, in the third quarter of 2012, we invested $22.4 to acquire an interest in an unconsolidated entity related to a potential acquisition. This amount is included in "Sundry" long-term assets in the accompanying balance sheet. We have no contractual right or obligation to make any additional investment. At the time of the investment, we secured certain rights that allow us to liquidate our position without loss if we decide to no longer pursue this business as an acquisition.

S—Derivative Financial Instruments

Risk Management Strategy & Objectives

We are subject to market and financial risks related to interest rates, foreign currency, and commodities. In the normal course of business, we utilize derivative instruments (individually or in combinations) to manage these risks. We seek to use derivative contracts that qualify for hedge accounting treatment; however, some instruments may not qualify for hedge accounting treatment. It is our policy not to speculate using derivative instruments.

Cash Flow Hedges

Derivative financial instruments that we use to hedge forecasted transactions and anticipated cash flows are as follows:

- *Commodity Cash Flow Hedges*—The commodity cash flow hedges primarily manage natural gas commodity price risk.
- *Interest Rate Cash Flow Hedges*—On August 12, 2012, we issued $300 of 10-year notes with a coupon rate of 3.40%. As a part of this transaction, we settled our $200 forward starting interest rate swaps we had entered into during 2010 and recognized a loss of $42.7, which will be amortized over the life of the notes.
- *Currency Cash Flow Hedges*—The foreign currency hedges manage risk associated with exchange rate volatility of various currencies. The currency hedges manage risk associated with exchange rate volatility of various foreign currencies.

The effective changes in fair value of unexpired contracts are recorded in accumulated other comprehensive income and reclassified to income or expense in the period in which earnings are impacted. Cash flows from settled contracts are presented in the category consistent with the nature of the item being hedged. (Settlements associated with the sale or production of product are presented in operating cash flows and settlements associated with debt issuance are presented in financing cash flows.)

Fair Value Hedges

Our fair value hedges typically manage foreign currency risk associated with subsidiaries' inter-company assets and liabilities. Hedges designated as fair value hedges recognize gain or loss currently in earnings. Cash flows from settled contracts are presented in the category consistent with the nature of the item being hedged.

Hedge Effectiveness

We have deemed ineffectiveness to be immaterial, and as a result, have not recorded any amounts for ineffectiveness. If a hedge was not highly effective, the portion of the change in fair value considered to be ineffective would be recognized immediately in the consolidated statements of operations.

Derivatives Not Qualifying for Hedge Accounting Treatment

At December 31, 2012 and 2011, we had derivative transactions that did not qualify for hedge accounting treatment. Gains or losses on these transactions are recorded directly to income and expense in the period impacted, and offset the majority of gains and losses on the underlying hedged item. Our most significant transaction and hedge outstanding at December 31, 2011 was liquidated in the second quarter of 2012.

We have recorded the following assets and liabilities representing the fair value for our most significant derivative financial instruments. The fair values of the derivatives reflect the change in the market value of the derivative from the date of the trade execution, and do not consider the offsetting underlying hedged item.

			As of December 31, 2012			
			Assets		Liabilities	
Derivatives designated as hedging instruments	**Maturity**	**Total USD Equivalent Notional Amount**	**Other Current Assets**	**Sundry**	**Other Current Liabilities**	**Other Long-Term Liabilities**
Cash flow hedges:						
Commodity hedges	Dec 2013	$ 1.7	$ —	$ —	$ .5	$ —
Currency hedges:						
-Future USD sales of Canadian subsidiaries	Dec 2013	22.2	.5	—	—	—
-Future USD sales of Chinese subsidiaries	Dec 2013	16.7	—	—	.1	—
-Future USD cost of goods sold of European subsidiaries	Dec 2013	7.9	—	—	.2	—
Total cash flow hedges			.5	—	.8	—
Fair value hedges:						
ZAR asset on a USD subsidiary	Jan 2013	21.2	—	—	.9	—
USD inter-company note receivable on a European subsidiary	Feb 2013	3.5	—	—	.1	—
USD inter-company note receivable on a Switzerland subsidiary	Jan 2013	14.5	.7	—	—	—
Total fair value hedges			.7	—	1.0	—
			$ 1.2	$ —	$ 1.8	$ —

Derivatives designated as hedging instruments	Maturity	Total USD Equivalent Notional Amount	As of December 31, 2011 — Assets: Other Current Assets	Assets: Sundry	Liabilities: Other Current Liabilities	Liabilities: Other Long-Term Liabilities
Cash flow hedges:						
Commodity hedges	Dec 2013	$ 6.2	$ —	$ —	$ 1.9	$ .3
Interest rate hedges	Aug 2012	200.0	—	—	32.4	—
Currency hedges:						
-Future USD cost of goods sold of Canadian subsidiaries	Dec 2012	7.6	.5	—	—	—
-Future USD sales of a Chinese subsidiary	Dec 2012	44.1	.1	—	—	—
-Future MXP cost of goods sold of a US subsidiary	Dec 2012	1.1	—	—	.1	—
-Future EUR cost of goods sold of a US subsidiary	June 2012	1.6	—	—	.1	—
-Future USD sales of Canadian subsidiaries	Dec 2012	33.4	.1	—	.5	—
Total cash flow hedges			.7	—	35.0	.3
Fair value hedges:						
USD inter-company note receivable on a Canadian subsidiary	Jan 2012	11.5	—	—	.1	—
USD inter-company note receivable on a Switzerland subsidiary	Oct 2012	14.5	—	—	1.6	—
Total fair value hedges			—	—	1.7	—
Derivatives not designated as hedging instruments						
Hedge of EUR inter-company note receivable from a European subsidiary	Dec 2012	28.0	2.5	—	—	—
			$ 3.2	$ —	$ 36.7	$ .3

The following table sets forth the pre-tax (gains) losses from continuing operations for our hedging activities for the years presented. This schedule includes reclassifications from accumulated other comprehensive income as well as derivative settlements recorded directly to income or expense.

Derivatives designated as hedging instruments	Income Statement Caption	Amount of (Gain) Loss recorded in income for the year ended December 31		
		2012	2011	2010
Commodity cash flow hedges	Cost of goods sold	$ 2.4	$ 1.3	$ 1.2
Interest rate cash flow hedges	Interest expense	1.8	—	—
Currency cash flow hedges	Net sales	(.6)	(.6)	(1.1)
Currency cash flow hedges	Cost of goods sold	(.5)	.3	—
Currency cash flow hedges	Other expense (income), net	.2	.2	—
Total cash flow hedges		3.3	1.2	.1
Fair value hedges	Other expense (income), net	(.2)	1.6	(1.6)
Derivatives not designated as hedging instruments				
Hedge of EUR cash-UK subsidiary	Other expense (income), net	—	(.1)	—
Hedge of EUR liquidity-USD subsidiary	Other expense (income), net	—	(.2)	—
Hedge of steel purchases - US subsidiary	Other expense (income), net	.1	—	—
Hedge of EUR inter-company note receivable-European subsidiary	Other expense (income), net	(.8)	(.8)	(3.1)
Hedge of EUR inter-company note receivable-European subsidiary	Interest expense	.1	.3	.1
Total derivative instruments		$ 2.5	$ 2.0	$ (4.5)

T—Contingencies

We are a defendant in various proceedings involving employment, antitrust, intellectual property, environmental, taxation and other laws. When it is probable, in management's judgment, that we may incur monetary damages or other costs resulting from these proceedings or other claims, and we can reasonably estimate the amounts, we record appropriate liabilities in the financial statements and make charges against earnings. For all periods presented, we have recorded no material charges against earnings, and the total liabilities recorded are not material to our financial position.

Shareholder Derivative Lawsuit

On August 10, 2010, a shareholder derivative suit was filed by the New England Carpenters Pension Fund in the Circuit Court of Jasper County, Missouri as Case No. 10AO-CC284 ("2010 Suit"). The 2010 Suit was substantially similar to a prior suit filed by the same plaintiff, in the same court, on February 5, 2009 ("2009 Suit"). The 2009 Suit was dismissed without prejudice based on the plaintiff's failure to make demand on our Board and shareholders. As before, the plaintiff did not make such demand. On April 6, 2011, the 2010 Suit was dismissed without prejudice. On May 12, 2011, the plaintiff filed an appeal to the Missouri Court of Appeals. On November 28, 2012, the Missouri Court of Appeals reversed the trial court's dismissal, and remanded the case back to the trial court finding that plaintiff sufficiently pled demand on the Board and shareholders. We filed a request for transfer to the Missouri Supreme Court on December 12, 2012, which was denied by the Court of Appeals. On January 3, 2013, we filed a transfer petition to the Missouri Supreme Court. On February 26, 2013, the Missouri Supreme Court denied our request. The case will be sent back to Jasper County, Missouri for further proceedings. The 2010 Suit was purportedly brought on our behalf, naming us as a nominal defendant, and certain current and former officers and directors as individual defendants including David S. Haffner, Karl G. Glassman, Matthew C. Flanigan, Ernest C. Jett, Harry M. Cornell, Jr., Felix E. Wright, Robert Ted Enloe, III, Richard T. Fisher, Judy C. Odom, Maurice E. Purnell, Jr., Ralph W. Clark and Michael A. Glauber.

The plaintiff alleged, among other things, that the individual defendants: breached their fiduciary duties; backdated and received backdated stock options violating our stock plans; caused or allowed us to issue false and misleading financial statements and proxy statements; sold our stock while possessing material non-public information; committed gross mismanagement; wasted corporate assets; committed fraud; violated the Missouri Securities Act; and were unjustly enriched.

The plaintiff is seeking, among other things: unspecified monetary damages against the individual defendants; certain equitable and other relief relating to the profits from the alleged improper conduct; the adoption of certain corporate governance proposals; the imposition of a constructive trust over the defendants' stock options and proceeds; punitive damages; the rescission of certain unexercised options; and the reimbursement of litigation costs. The plaintiff is not seeking monetary relief from us. We have director and officer liability insurance in force subject to customary limits and exclusions.

We and the individual defendants filed motions to dismiss the 2010 Suit in late October 2010, asserting: the plaintiff failed to make demand on our Board and shareholders as required by Missouri law, and, consistent with the Court's ruling in the 2009 Suit, this failure to make demand should not be excused; the dismissal of the 2009 Suit precludes the 2010 Suit; the plaintiff is not a representative shareholder; the 2010 Suit was based on a statistical analysis of stock option grants and our stock prices that we believe was flawed; the plaintiff failed to state a substantive claim; the common law fraud claim was not pled with sufficient particularity; and the statute of limitations has expired on the fraud claim and all the alleged challenged grants except the December 30, 2005 grant. As to this grant, the motions to dismiss advised the Court that it was made under our Deferred Compensation Program, which (i) provided that options would be dated on the last business day of December, and (ii) was filed with the SEC on December 2, 2005 setting out the pricing mechanism well before the grant date.

We do not expect that the outcome of this matter will have a material adverse effect on our financial condition, operating cash flows or results of operations.

Antitrust Lawsuits

Beginning in August 2010, a series of civil lawsuits was initiated in several U.S. federal courts and in Canada against over 20 defendants alleging that competitors of our carpet underlay business unit and other manufacturers of polyurethane foam products had engaged in price fixing in violation of U.S. and Canadian antitrust laws.

A number of these lawsuits have been voluntarily dismissed, most without prejudice. Of the U.S. cases remaining, we have been named as a defendant in (a) three direct purchaser class action cases (the first on November 15, 2010) and a consolidated amended class action complaint filed on February 28, 2011 on behalf of a class of all direct purchasers of polyurethane foam products; (b) an indirect purchaser class consolidated amended complaint filed on March 21, 2011 (although the underlying lawsuits do not name us as a defendant); and an indirect purchaser class action case filed on May 23, 2011; (c) 36 individual direct purchaser cases, (i) one filed March 22, 2011, (ii) another amended August 24, 2011 to remove class allegations, (iii) one amended August 25, 2011 to name us as a defendant, (iv) three others filed October 31, 2011, (v) one filed November 4, 2011, (vi) three filed December 6, 19 and 30, 2011, respectively, (vii) one filed January 27, 2012, (viii) five filed March 19, 2012, (ix) one amended March 30, 2012 to name us as a defendant, (x) one filed April 27, 2012, (xi) two filed April 30, 2012, (xii) two filed May 11, 2012, (xiii) one filed May 17, 2012, (xiv) four filed May 25, 2012, (xv) one filed June 12, 2012, (xvi) four filed August 8, 2012, (xvii) one filed September 21, 2012, (xviii) one filed November 7, 2012 (which suit also makes indirect purchaser claims), and (xix) two filed January 9 and 15, 2013, respectively; and (d) a direct and indirect purchaser class action filed on November 29, 2012 asserting claims under the Kansas Restraint of Trade Act. All of the pending U.S. federal cases in which we have been named as a defendant, have been filed in or have been transferred to the U.S. District Court for the Northern District of Ohio under the name *In re: Polyurethane Foam Antitrust Litigation*, Case No. 1:10-MD-2196.

In the U.S. actions, the plaintiffs, on behalf of themselves and/or a class of purchasers, seek three times the amount of unspecified damages allegedly suffered as a result of alleged overcharges in the price of polyurethane foam products from at least 1999 to the present. Each plaintiff also seeks attorney fees, pre-judgment and post-judgment interest, court costs, and injunctive relief against future violations. On April 15 and May 6, 2011, we filed motions to dismiss the U.S. direct purchaser and indirect purchaser class actions in the consolidated case in Ohio, for failure to state a legally valid claim. On July 19, 2011, the Ohio Court denied the motions to dismiss. Discovery is underway in the U.S. actions.

We have been named in two Canadian class action cases (for direct and indirect purchasers of polyurethane foam products), both under the name *Hi Neighbor Floor Covering Co. Limited and Hickory Springs Manufacturing Company, et.al.* in the Ontario Superior Court of Justice (Windsor), Court File Nos. CV-10-15164 (amended November 2, 2011) and CV-11-17279 (issued December 30, 2011). In each of the Canadian cases, the plaintiffs, on behalf of themselves and/or a class of purchasers, seek from over 15 defendants restitution of the amount allegedly overcharged, general and special damages in the amount of $100, punitive damages of $10, pre-judgment and post-judgment interest, and the costs of the investigation and the action. We are not yet required to file our defenses in the Canadian actions. In addition, on July 10, 2012, plaintiff in a class action case (for direct and indirect purchasers of polyurethane foam products) styled *Option Consommateurs and Karine Robillard v. Produits Vitafoam Canada Limitée, et. al.* in the Quebec Superior Court of Justice (Montréal), Court File No. 500-6-524-104, filed an amended motion for authorization seeking to add us and other manufacturers of polyurethane foam products as defendants in this case.

On June 22, 2012, we were also made party to a lawsuit brought in the 16th Judicial Circuit Court, Jackson County, Missouri, Case Number 1216-CV15179 under the caption "Dennis Baker, on Behalf of Himself and all Others Similarly Situated vs. Leggett & Platt, Incorporated - Polyurethane Foam Class Action." The plaintiff, on behalf of himself and/or a class of indirect purchasers of polyurethane foam products in the State of Missouri, alleged that we violated the Missouri Merchandising Practices Act based upon our alleged illegal price inflation of flexible polyurethane foam products. The plaintiffs seek unspecified actual damages, punitive damages and the recovery of reasonable attorney fees. We filed a motion to dismiss this action, which was denied on November 5, 2012. Discovery has commenced.

We deny all of the allegations in all of the above actions and will vigorously defend ourselves. These contingencies are subject to many uncertainties. Therefore, based on the information available to date, we cannot estimate the amount or range of potential loss, if any, because, at this juncture of the proceedings, the damages sought by plaintiffs are unspecified, unsupported, and unexplained; discovery is incomplete (no depositions have been taken, class certification issues are not yet ripe, expert liability reports have not been exchanged); and because the litigation involves unsettled legal theories.

Brazilian Value-Added Tax Matters

On December 22, 2011, the Brazilian Finance Ministry, Federal Revenue Office issued a notice of violation against our wholly-owned subsidiary, Leggett & Platt do Brasil Ltda. ("L&P Brazil") in the amount of approximately $4, under Case No. 10855.724660/2011-43. The Brazilian Revenue Office claimed that for the period beginning November 2006 and continuing through December 2007, L&P Brazil used an incorrect tariff code for the collection and payment of value-added tax primarily on the sale of mattress innerspring units in Brazil. L&P Brazil responded to the notice of violation on January 25, 2012 denying the violation. On December 17, 2012, the Brazilian Revenue Office issued an additional notice of violation in the amount of approximately $6.2 under MPF Case No. 0811000.2011.00438 covering the period from January 1, 2008 through December 31, 2010 on the same subject matter. L&P Brazil responded to the notice of violation on January 17, 2013 denying the violation. It is possible that we may receive an additional notice of violation for years 2011 and 2012.

In addition, L&P Brazil received assessments on December 22, 2011, and June 26, July 2 and November 5, 2012 from the Brazilian Revenue Office where the Revenue Office challenged L&P Brazil's use of certain tax credits in the years 2006 through 2010. Such credits are generated based upon the tariff classification and rate used by L&P Brazil for value-added tax on the sale of mattress innersprings. Combined with prior assessments, L&P Brazil has received assessments totaling approximately $2.0 on the same or similar denial of tax credit matters.

L&P Brazil is also party to a proceeding involving the State of Sao Paulo, Brazil where the State of Sao Paulo, on April 16, 2009, issued a Notice of Tax Assessment and Imposition of Fine to L&P Brazil seeking approximately $3.3 for the tax years 2006 and 2007, under Case No. 3.111.006 (DRT n°.04-256.169/2009). The State of Sao Paulo argued that L&P Brazil was using an incorrect tariff code for the collection and payment of value-added tax on sales of mattress innerspring units in the State of Sao Paulo. On September 29, 2010, the Court of Tax and Fees of the State of Sao Paulo ruled in favor of L&P Brazil nullifying the tax assessment. The State filed a special appeal and the Special Appeals court remanded the case back to the Court of Tax and Fees for further findings. On November 9, 2012, the Court of Tax and Fees again ruled in favor of L&P Brazil and nullified the tax assessment. On November 28, 2012, the State filed another special appeal. The determination to accept the special appeal was made on December 26, 2012, and L&P responded to this special appeal on January 24, 2013.

We were also informed on October 4, 2012 that the State of Sao Paulo issued an Auto-Infringement and Imposition of a Fine dated May 29, 2012 under Procedure Number 4.003.484 against L&P Brazil in the amount of approximately $2.3 for the tax years 2009 through 2011. Similar to the prior assessment, the State of Sao Paulo argues that L&P Brazil was using an incorrect tax rate for the collection and payment of value-added tax on sales of mattress innerspring units in the State of Sao Paulo.

On December 18, 2012, the State of Minas Gerais, Brazil issued a tax assessment to L&P Brazil relating to L&P Brazil's classifications of innersprings for the collection and payment of value-added tax on the sale of mattress innersprings in Minas Gerais from March 1, 2008 through August 31, 2012 in the amount of approximately $.7, under PTA Case No. 01.000.182756-62. L&P Brazil filed its response denying any violation on January 17, 2013.

We deny all of the allegations in these actions. We believe that we have valid bases upon which to contest such actions and will vigorously defend ourselves. However, these contingencies are subject to many uncertainties. At this time, we do not believe it is probable that this matter will have a material adverse effect on our financial condition, operating cash flows or results of operations.

Patent Infringement Claim

On January 24, 2012, in a case in the United States District Court for the Central District of California, the jury entered a verdict against us in the amount of $5 based upon an allegation by plaintiff that we infringed three patents on an automatic stapling machine and on methods used to assemble box springs. This action was originally filed on October 4, 2010, as case number CV10-7416 RGK (SSx) under the caption Imaginal Systematic, LLC v. Leggett & Platt, Incorporated; Simmons Bedding Company; and Does 1 through 10, inclusive. Leggett is contractually obligated to defend and indemnify Simmons Bedding Company against a claim for infringement.

On summary judgment motions, we unsuccessfully disputed each patent's validity and denied that we infringed any patent. At the jury trial on damages issues, the plaintiff alleged damages of $16.2. The court denied plaintiff's attempt to win an attorney fee award and triple the pre-verdict damages.

On April 9, 2012 we appealed the case to the Federal Circuit Court of Appeals. Oral argument was held on February 6, 2013 before a three judge appeal panel in the Federal Circuit in Washington D.C. On February 14, 2013, the Court of Appeals issued a judgment affirming the $5 verdict against us. We intend to request a rehearing of the Court of Appeals decision. If a rehearing is not granted, we have the right to request further review to the U.S. Supreme Court. However, this review is discretionary.

If the case is finally affirmed and remanded to the trial court, the plaintiff might also request royalties for post-verdict use of the machines. If so, we intend to object to such request. We also filed reexamination proceedings in the Patent Office (Case Nos. 95/001,543 filed February 11, 2011; 95/001,546 and 95/001,547 filed February 16, 2011), challenging the validity of each patent at issue. The Patent Office examiner ruled in our favor on the pertinent claims of one of the three patents. The Patent Office examiner initially ruled in our favor on the pertinent claims of the second patent, but subsequently reversed that decision. With respect to the third patent, the Patent Office examiner's decision upheld the validity of all claims. All three of these proceedings are currently on appeal before the Board of Patent Appeals. Due to a change made to all of the machines, we do not believe that the machines currently use the feature alleged to have infringed the third patent.

At this time, we do not believe it is probable that this matter will have a material adverse effect on our financial condition, operating cash flows or results of operations.

Quarterly Summary of Earnings
Leggett & Platt, Incorporated
(Unaudited)
(Dollar amounts in millions, except per share data)

Year ended December 31	First	Second [1]	Third	Fourth [1, 2]	Total
2012					
Net sales	$ 946.8	$ 938.8	$ 982.2	$ 853.0	$ 3,720.8
Gross profit	178.3	187.2	205.5	177.0	748.0
Earnings from continuing operations before income taxes	66.8	78.2	95.2	64.2	304.4
Earnings from continuing operations	$ 44.5	$ 63.0	$ 66.6	$ 74.0	$ 248.1
Earnings (loss) from discontinued operations, net of tax	—	2.4	—	—	2.4
Net earnings	44.5	65.4	66.6	74.0	250.5
(Earnings) attributable to noncontrolling interest, net of tax	(.5)	(.5)	(.8)	(.5)	(2.3)
Net earnings attributable to Leggett & Platt, Inc. common shareholders	$ 44.0	$ 64.9	$ 65.8	$ 73.5	$ 248.2
Earnings per share from continuing operations attributable to Leggett & Platt, Inc. common shareholders					
Basic	$ .31	$ .43	$ .46	$ .51	$ 1.70
Diluted	$ .30	$ .43	$ .45	$ .50	$ 1.68
Earnings (loss) per share from discontinued operations attributable to Leggett & Platt, Inc. common shareholders					
Basic	$ —	$ .02	$ —	$ —	$ .02
Diluted	$ —	$ .02	$ —	$ —	$ .02
Net earnings per share attributable to Leggett & Platt, Inc. common shareholders					
Basic	$ .31	$ .45	$ .46	$ .51	$ 1.72
Diluted	$ .30	$ .45	$ .45	$ .50	$ 1.70
2011					
Net sales	$ 895.8	$ 945.2	$ 940.9	$ 854.1	$ 3,636.0
Gross profit	170.0	181.9	170.4	143.0	665.3
Earnings from continuing operations before income taxes	66.2	72.0	63.4	4.6	206.2
Earnings from continuing operations	$ 46.3	$ 55.5	$ 45.3	$ 9.3	$ 156.4
(Earnings) attributable to noncontrolling interest, net of tax	(1.3)	(.8)	(.4)	(.6)	(3.1)
Net earnings attributable to Leggett & Platt, Inc. common shareholders	$ 45.0	$ 54.7	$ 44.9	$ 8.7	$ 153.3
Earnings per share from continuing operations attributable to Leggett & Platt, Inc. common shareholders					
Basic	$ .30	$ .38	$ .31	$ .06	$ 1.05
Diluted	$ .30	$ .37	$ .31	$ .06	$ 1.04
Net earnings per share attributable to Leggett & Platt, Inc. common shareholders					
Basic	$ .30	$ .38	$ .31	$ .06	$ 1.05
Diluted	$ .30	$ .37	$ .31	$ .06	$ 1.04

1. *Net earnings for 2012 include a second quarter $6 tax benefit associated with the tax basis of a subsidiary, and a fourth quarter $27 net tax benefit primarily related to the release of valuation allowances on certain Canadian deferred tax assets, partially offset by withholding taxes on earnings in China.*
2. *As discussed in Notes C and D beginning on page 75, we incurred long-lived asset impairment and restructuring-related charges totaling $37 in the fourth quarter of 2011.*

LEGGETT & PLATT, INCORPORATED

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
(Amounts in millions)

Column A	Column B	Column C	Column D	Column E
Description	Balance at Beginning of Period	Additions Charged to Cost and Expenses	Deductions	Balance at End of Period
Year ended December 31, 2012				
Allowance for doubtful receivables	**$ 26.0**	**$ 4.9**	**$ 10.3 (1)**	**$ 20.6**
Excess and obsolete inventory reserve, LIFO basis	**$ 20.2**	**$ 10.2**	**$ 11.0**	**$ 19.4**
Tax valuation allowance	**$ 69.1**	**$ (36.3)**	**$ .6 (2)**	**$ 32.2**
Year ended December 31, 2011				
Allowance for doubtful receivables	$ 23.2	$ 8.6	$ 5.8 (1)	$ 26.0
Excess and obsolete inventory reserve, LIFO basis	$ 23.7	$ 10.4	$ 13.9	$ 20.2
Tax valuation allowance	$ 69.0	$ (3.0)	$ (3.1) (2)	$ 69.1
Year ended December 31, 2010				
Allowance for doubtful receivables	$ 23.5	$ 6.9	$ 7.2 (1)	$ 23.2
Excess and obsolete inventory reserve, LIFO basis	$ 23.4	$ 12.6	$ 12.3	$ 23.7
Tax valuation allowance	$ 67.0	$ (1.0)	$ (3.0) (2)	$ 69.0

---

(1) Uncollectible accounts charged off, net of recoveries.

(2) Federal tax effect of state and foreign net operating loss carryforwards and credits and changes in currency exchange rates.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGGETT & PLATT, INCORPORATED

By: /s/ DAVID S. HAFFNER
David S. Haffner
President and
Chief Executive Officer

Dated: February 28, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
(a) Principal Executive Officer:		
/s/ DAVID S. HAFFNER David S. Haffner	President, Chief Executive Officer and Director	February 28, 2013
(b) Principal Financial Officer:		
/s/ MATTHEW C. FLANIGAN Matthew C. Flanigan	Senior Vice President, Chief Financial Officer and Director	February 28, 2013
(c) Principal Accounting Officer:		
/s/ WILLIAM S. WEIL William S. Weil	Vice President, Corporate Controller and Chief Accounting Officer	February 28, 2013
(d) Directors:		
ROBERT E. BRUNNER* Robert E. Brunner	Director	
RALPH W. CLARK* Ralph W. Clark	Director	
Robert G. Culp, III* Robert G. Culp, III	Director	

Signature	Title	Date
R. TED ENLOE, III* R. Ted Enloe, III	Director	
RICHARD T. FISHER* Richard T. Fisher	Chair	
KARL G. GLASSMAN* Karl G. Glassman	Director	
Joseph W. McClanathan* Joseph W. McClanathan	Director	
JUDY C. ODOM* Judy C. Odom	Director	
MAURICE E. PURNELL, JR.* Maurice E. Purnell, Jr.	Director	
PHOEBE A. WOOD* Phoebe A. Wood	Director	

*By: /s/ **JOHN G. MOORE** February 28, 2013

John G. Moore
Attorney-in-Fact
Under Power-of-Attorney
dated February 28, 2013

EXHIBIT INDEX

Exhibit No.	Document Description
2.1	Purchase Agreement for Western Pneumatic Tube Holding, LLC by and among Leggett & Platt, Incorporated; Tinicum Capital Partners II, L.P.; Tinicum Capital Partners II Parallel Fund, L.P.; Tinicum Capital Partners II Executive Fund, L.L.C.; and various other entities and individuals named on the signature pages of the Purchase Agreement, dated December 20, 2011, filed December 21, 2011 as Exhibit 2.1 to the Company's Form 8-K, is incorporated by reference. (SEC File No. 001-07845) Schedules to the Purchase Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Exhibit 2.1 contains a list briefly identifying the contents of all omitted schedules. The Company agrees to furnish supplementally a copy of any omitted schedule to the SEC upon request.
3.1	Restated Articles of Incorporation of the Company as of May 13, 1987, with Amendments dated May 12, 1993 and May 20, 1999; filed March 11, 2004 as Exhibit 3.1 to the Company's Form 10-K for the year ended December 31, 2003, are incorporated by reference. (SEC File No. 001-07845)
3.2	Bylaws of the Company, as amended through November 10, 2011, filed November 15, 2011 as Exhibit 3.2.1 to the Company's Form 8-K, is incorporated by reference. (SEC File No. 001-07845)
4.1	Article III of the Company's Restated Articles of Incorporation, as amended, filed as Exhibit 3.1 hereto, is incorporated by reference.
4.2	Indenture, dated as of November 24, 1999 between the Company and U.S. Bank National Association (successor in interest to The Bank of New York Mellon Trust Company, NA which was successor in interest to JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank)), as Trustee, and Form of Note included therein under Sections 202 and 203 filed November 5, 1999 as Exhibit 4.1 to Registration Statement No. 333-90443 on Form S-3, is incorporated by reference. (SEC File No. 001-07845)
4.2.1	Tri-Party Agreement under the November 24, 1999 Indenture, between the Company, The Bank of New York Mellon Trust Company, NA (successor in interest to The Chase Manhattan Bank) (as Prior Trustee) and U.S. Bank National Association (as Successor Trustee), dated February 20, 2009, filed February 25, 2009 as Exhibit 4.2.1 to the Company's Form 10-K for the year ended December 31, 2008, is incorporated by reference. (SEC File No. 001-07845)
4.3	Senior Indenture dated May 6, 2005 between the Company and U.S. Bank National Association (successor in interest to The Bank of New York Mellon Trust Company, NA which was successor in interest to JPMorgan Chase Bank, N.A.), as Trustee, filed May 10, 2005 as Exhibit 4.1 to the Company's Form 8-K, is incorporated by reference. (SEC File No. 001-07845)
4.3.1	Tri-Party Agreement under the May 6, 2005 Senior Indenture, between the Company, The Bank of New York Mellon Trust Company, NA (successor in interest to JPMorgan Chase Bank, N.A.) (as Prior Trustee) and U.S. Bank National Association (as Successor Trustee), dated February 20, 2009, filed February 25, 2009 as Exhibit 4.3.1 to the Company's Form 10-K for the year ended December 31, 2008, is incorporated by reference. (SEC File No. 001-07845)
4.4	Form of $300,000,000 3.40% Senior Notes due 2022, issued pursuant to the Senior Indenture dated May 6, 2005, and filed August 15, 2012 as Exhibit 4.3 to the Company's Form 8-K, is incorporated by reference. (SEC File No. 001-07845)
4.5	Form of $200,000,000 4.7% Notes due 2013 issued pursuant to the Indenture dated November 24, 1999, and filed March 20, 2003 as Exhibit 4.1 to the Company's Form 8-K, is incorporated by reference. (SEC File No. 001-07845)

Exhibit No.	Document Description
4.6	Form of $150,000,000 4.4% Notes due 2018 issued pursuant to the Indenture dated November 24, 1999, and filed June 20, 2003 as Exhibit 4.1 to the Company's Form 8-K, is incorporated by reference. (SEC File No. 001-07845)
4.7	Form of $180,000,000 4.65% Notes due 2014 issued pursuant to the Indenture dated November 24, 1999, and filed November 9, 2004 as Exhibit 4.1 to the Company's Form 8-K, is incorporated by reference. (SEC File No. 001-07845)
4.8	Form of $200,000,000 5.00% Notes due 2015 issued pursuant to the Senior Indenture dated May 6, 2005, and filed August 11, 2005 as Exhibit 4.1 to the Company's Form 8-K, is incorporated by reference. (SEC File No. 001-07845)
10.1*	Employment Agreement between the Company and David S. Haffner, dated May 7, 2009, filed May 8, 2009 as Exhibit 10.1 to the Company's Form 10-Q for the quarter ended March 31, 2009, is incorporated by reference. (SEC File No. 001-07845)
10.2*	Employment Agreement between the Company and Karl G. Glassman, dated May 7, 2009, filed May 8, 2009 as Exhibit 10.2 to the Company's Form 10-Q for the quarter ended March 31, 2009, is incorporated by reference. (SEC File No. 001-07845)
10.3*	Employment Agreement between the Company and Matthew C. Flanigan, dated May 7, 2009, filed May 8, 2009 as Exhibit 10.3 to the Company's Form 10-Q for the quarter ended March 31, 2009, is incorporated by reference. (SEC File No. 001-07845)
10.4*	Amended and Restated Severance Benefit Agreement between the Company and David S. Haffner, dated May 7, 2009, filed May 8, 2009 as Exhibit 10.5 to the Company's Form 10-Q for the quarter ended March 31, 2009, is incorporated by reference. (SEC File No. 001-07845)
10.5*	Amended and Restated Severance Benefit Agreement between the Company and Karl G. Glassman, dated May 7, 2009, filed May 8, 2009 as Exhibit 10.6 to the Company's Form 10-Q for the quarter ended March 31, 2009, is incorporated by reference. (SEC File No. 001-07845)
10.6*	Form of Indemnification Agreement approved by the shareholders of the Company and entered into between the Company and its directors and executive officers, filed March 28, 2002, as Exhibit 10.11 to the Company's Form 10-K for the year ended December 31, 2001, is incorporated by reference. (SEC File No. 001-07845)
10.7*	Summary Sheet for Executive Cash Compensation, filed April 2, 2012, as Exhibit 10.3 to the Company's Form 8-K, is incorporated by reference. (SEC File No. 001-07845)
10.8*	Summary Sheet of Director Compensation, filed August 7, 2012 as Exhibit 10.1 to the Company's Form 10-Q for the quarter ended June 30, 2012, is incorporated by reference. (SEC File No. 001-07845)
10.9*	The Company's Flexible Stock Plan, amended and restated, effective as of May 10, 2012, filed March 30, 2012 as Appendix A to the Company's Proxy Statement, is incorporated by reference. (SEC File No. 001-07845)
10.9.1*	Form of Non-Qualified Stock Option Award pursuant to the Company's Flexible Stock Plan, filed December 2, 2010 as Exhibit 4.3 to the Company's Form S-8, is incorporated by reference. (SEC File No. 001-07845)

Exhibit No.	Document Description
10.9.2*	Form of Performance Stock Unit Award Agreement pursuant to the Company's Flexible Stock Plan (applicable to the 2008 and 2009 grants), filed February 26, 2008 as Exhibit 10.11.1 to the Company's Form 10-K for the year ended December 31, 2007, is incorporated by reference. (SEC File No. 001-07845)
10.9.3*	Form of 2010 Performance Stock Unit Award Agreement pursuant to the Company's Flexible Stock Plan, filed November 5, 2009 as Exhibit 10.1 to the Company's Form 10-Q for the quarter ended September 30, 2009, is incorporated by reference. (SEC File No. 001-07845)
10.9.4*	2011 Form of Performance Stock Unit Award Agreement pursuant to the Company's Flexible Stock Plan, (applicable to 2011 grants and all grants thereafter), filed January 6, 2011 as Exhibit 10.1 to the Company's Form 8-K, is incorporated by reference. (SEC File No. 001-07845)
10.9.5*	Form of Director Restricted Stock Agreement pursuant to the Company's Flexible Stock Plan, filed August 7, 2008 as Exhibit 10.1 to the Company's Form 10-Q for the quarter ended June 30, 2008, is incorporated by reference. (SEC File No. 001-07845)
10.9.6*	Form of Director Restricted Stock Unit Award Agreement pursuant to the Company's Flexible Stock Plan, filed February 24, 2012 as Exhibit 10.9.7 to the Company's Form 10-K for the year ended December 31, 2011, is incorporated by reference. (SEC File No. 001-07845)
10.9.7*	Form of Restricted Stock Unit Award pursuant to the Company's Flexible Stock Plan, filed May 8, 2009 as Exhibit 10.4 to the Company's Form 10-Q for the quarter ended March 31, 2009, is incorporated by reference. (SEC File No. 001-07845)
10.9.8*	Form of Profitable Growth Incentive Award and Terms and Conditions, filed December 12, 2012 as Exhibit 10.1 to the Company's Form 8-K, is incorporated by reference. (SEC File No. 001-07845)
10.10*	The Company's 2009 Key Officers Incentive Plan, effective January 1, 2009, filed March 26, 2009 as Appendix B to the Company's Proxy Statement, is incorporated by reference. (SEC File No. 001-07845)
10.11*	2012 Award Formula under the Company's 2009 Key Officers Incentive Plan, filed April 2, 2012 as Exhibit 10.2 to the Company's Form 8-K, is incorporated by reference. (SEC File No. 001-07845)
10.12*	The Company's Director Stock Option Plan, as amended and restated November 13, 2002, filed March 18, 2003 as Exhibit 10.13 to the Company's Form 10-K for the year ended December 31, 2002, is incorporated by reference. (SEC File No. 001-07845)
10.13*	The Company's Deferred Compensation Program, Effective as of December 1, 2011, filed February 24, 2012 as Exhibit 10.13 to the Company's Form 10-K for the year ended December 31, 2011, is incorporated by reference. (SEC File No. 001-07845)
10.14*	The Company's Executive Deferred Stock Program, filed March 31, 1999 as Exhibit 10.16 to the Company's Form 10-K for the year ended December 31, 1998, is incorporated by reference. (SEC File No. 001-07845)
10.15*	The Company's 2005 Executive Stock Unit Program, as amended and restated, effective April 1, 2011, filed August 4, 2011 as Exhibit 10.2 to the Company's Form 10-Q for the quarter ended June 30, 2011, is incorporated by reference. (SEC File No. 001-07845)
10.16*,**	The Company's 2005 Executive Stock Unit Program, as amended and restated, effective December 31, 2012.

Exhibit No.	Document Description
10.17*	Description of long-term disability arrangements between the Company and certain executives filed February 24, 2011 as Exhibit 10.17 to the Company's Form 10-K for the year ended December 31, 2010, is incorporated by reference. (SEC File No. 001-07845)
10.18*	The Company's Retirement K Excess Program, amended and restated on November 26, 2007, effective as of January 1, 2007, filed February 26, 2008 as Exhibit 10.19 to the Company's Form 10-K for the year ended December 31, 2007, is incorporated by reference. (SEC File No. 001-07845)
10.19	Credit Agreement, dated August 19, 2011 among the Company, JPMorgan Chase Bank, N.A. as administrative agent, and the participating banking institutions named therein, filed August 19, 2011 as Exhibit 10.1 to the Company's Form 8-K, is incorporated by reference. (SEC File No. 001-07845)
10.20	Commercial Paper Agency Agreement between JPMorgan Chase Bank, N.A. (formerly The Chase Manhattan Bank, N.A.) and the Company, including the forms of Master Note, dated December 21, 1994, filed March 15, 2007 as Exhibit 10.1 to the Company's Form 8-K, is incorporated by reference. (SEC File No. 001-07845)
10.21	Commercial Paper Dealer Agreement between the Company and Goldman, Sachs & Co. (formerly Goldman Sachs Money Markets, L.P.) dated December 21, 1994, filed May 9, 2007 as Exhibit 10.3 to the Company's Form 10-Q for the quarter ended March 31, 2007, is incorporated by reference. (SEC File No. 001-07845)
10.22	Commercial Paper Dealer Agreement between the Company and J.P. Morgan Securities, Inc. (formerly Chase Securities, Inc.) dated December 21, 1994, filed May 9, 2007 as Exhibit 10.4 to the Company's Form 10-Q for the quarter ended March 31, 2007, is incorporated by reference. (SEC File No. 001-07845)
10.23	Commercial Paper Dealer Agreement between the Company and SunTrust Capital Markets, Inc. dated February 7, 2005, filed May 9, 2007 as Exhibit 10.5 to the Company's Form 10-Q for the quarter ended March 31, 2007, is incorporated by reference. (SEC File No. 001-07845)
10.24	Commercial Paper Dealer Agreement between the Company and Wells Fargo Securities, L.L.C. (formerly Wachovia Capital Markets, LLC) dated October 10, 2005, filed May 9, 2007 as Exhibit 10.6 to the Company's Form 10-Q for the quarter ended March 31, 2007, is incorporated by reference. (SEC File No. 001-07845)
12**	Computation of Ratio of Earnings to Fixed Charges.
21**	Schedule of Subsidiaries of the Company.
23**	Consent of Independent Registered Public Accounting Firm.
24**	Power of Attorney executed by members of the Company's Board of Directors regarding this Form 10-K.
31.1**	Certification of David S. Haffner, pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated February 28, 2013.
31.2**	Certification of Matthew C. Flanigan, pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated February 28, 2013.
32.1**	Certification of David S. Haffner, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated February 28, 2013.

Exhibit No.	Document Description
32.2**	Certification of Matthew C. Flanigan, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated February 28, 2013.
101.INS***	XBRL Instance Document.
101.SCH***	XBRL Taxonomy Extension Schema.
101.CAL***	XBRL Taxonomy Extension Calculation Linkbase.
101.DEF***	XBRL Taxonomy Extension Definition Linkbase.
101.LAB***	XBRL Taxonomy Extension Label Linkbase.
101.PRE***	XBRL Taxonomy Extension Presentation Linkbase.

* Denotes management contract or compensatory plan or arrangement.

** Denotes filed or furnished herewith.

*** Furnished as Exhibit 101 to this report are the following formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Operations for each year in the three year period ended December 31, 2012; (ii) Consolidated Statements of Comprehensive Income (Loss) for each year in the three year period ended December 31, 2012; (iii) Consolidated Balance Sheets at December 31, 2012 and December 31, 2011; (iv) Consolidated Statements of Cash Flows for each year in the three year period ended December 31, 2012; (v) Consolidated Statements of Changes in Equity for each year in the three year period ended December 31, 2012; and (vi) Notes to Consolidated Financial Statements.

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GLOSSARY

Adjusted EPS: Earnings per fully diluted share from continuing operations, adjusted to exclude items such as restructuring-related costs, impairments, customer-related reserves, gains or losses on sale, unusual tax items, etc. We make these adjustments to aid the investor in seeing the underlying trend of earnings without all the 'noise'.

Annualize: To take a measurement covering a period of less than one year, and extrapolate it to cover a full year.

Basis Point: A unit of measure equal to 1/100th of 1%.

Book Value Per Share: Another term for per share equity, or net worth. A company's total assets minus total liabilities, divided by the number of shares of stock outstanding.

Business Group or Unit: An organizational subset of Leggett & Platt's operations; there are currently 10 business groups and 20 business units (BUs) in continuing operations.

Capital Expenditure (Capex): Funds used to purchase physical assets including property, plant and equipment.

Cash Equivalents: Highly liquid assets; assets that can be readily converted into cash.

Commercial Paper: Unsecured (i.e. no collateral required), unregistered short-term debt that comes due within 270 days.

De-Contenting: Modifying product design to replace higher cost components with lower cost components.

Debt to Cap: An indicator of financial leverage; the ratio of long-term debt to total capitalization.

Deverticalization: Leggett & Platt's term for encouraging customers to cease making their own components. Leggett & Platt becomes their component supplier, freeing them to concentrate on retailing, marketing and assembly.

Dividend: The portion of a company's profit paid to shareholders, usually in cash.

Dividend Yield: The fraction of the stock price returned to shareholders annually as dividends (equal to dividends declared divided by stock price). For example, a stock selling for $20 that declares $1.00 in annual dividends has a dividend yield of 5.0% (= 1.00 / 20.00).

EBIT: Earnings before interest and taxes.

EBIT Margin: EBIT divided by sales; equal to the amount of EBIT earned per dollar of sales.

EBITA: EBIT + amortization.

EBITDA: EBIT + depreciation + amortization.

EPS: Earnings per share. A company's after-tax profit divided by the weighted average number of shares of stock. For instance, if a company earning $6 million had 3 million shares of stock, its EPS would be $2 per share.

Equity: Another term for net worth. A company's total assets minus total liabilities.

Form 10-K: An annual report filed with the SEC by public companies.

Forward-Looking Statements: Comments a company makes regarding beliefs or expectations about the future.

Free Cash Flow: Amount of cash the BU generates; equal to: EBITDA – Taxes – Capex – Change in Working Capital – Acquisitions + Sales Proceeds.

Geo Components: Product group that includes geotextiles, ground stabilization, geogrids, and silt fencing.

Geotextiles: Synthetic fabrics used in drainage protection, erosion control and weed control.

Gondola Shelving: Standard form of upright steel shelving used by large retailers.

Goodwill: The premium paid for an acquisition; the amount paid in excess of the fair market value of the assets acquired.

Gross Margin: Gross profit (which is net sales less cost of goods sold) divided by net sales.

Hedge: An investment made specifically to reduce or eliminate risks related to items such as interest rates, foreign currency exchange rates, and commodity costs.

Hybrid Mattress: Mattresses that combine layers of specialty foam on top of innerspring cores.

Innerspring: The set of steel coil springs, bound together, that form the core of approximately 85-90% of mattresses in North America.

Intangible Asset: A non-financial asset lacking physical substance; examples include goodwill, patents, trademarks and licenses.

Inter-Segment Sales: Sales of product from one segment of the company to another (e.g. sales of wire from Leggett & Platt's Industrial Materials segment to the Residential Furnishings segment).

Letter of Credit: A bank-issued "promise to pay" that ensures sellers that the buyer will pay.

LIFO: "Last In, First Out;" an inventory accounting method that assumes the products acquired last are the first ones sold.

Long-Term Debt: Liability, such as a bond or a note, that comes due (i.e. must be repaid) more than one year into the future.

Maker/User: Leggett & Platt's term for a customer that makes its own components for use in the assembly of a product it manufactures.

Motion Mechanism: The highly-engineered component that enables furniture to recline, tilt, swivel, elevate, etc; usually made from steel.

Net Debt: The amount of debt remaining if all cash and cash equivalents are used to pay off debt.

Net Debt to Net Capital: A measure of financial leverage that allows meaningful comparison across periods during which cash fluctuates significantly; equal to: (Long Term Debt + Current Debt Maturities - Cash & Equivalents) / (Total Capitalization + Current Debt Maturities - Cash & Equivalents).

Net Margin: Net earnings divided by net sales; a measure of after-tax profitability per dollar of sales. Also called net earnings margin.

Net Sales: Overall sales to third parties adjusted for discounts and/or return of product. Excludes inter-segment sales.

Organic Sales Growth: Also called "same location sales growth" or "internal sales growth." The amount of sales increase not attributable to acquisitions; sales growth that comes from the same plants and facilities that the company owned one year earlier.

Payout Ratio: The percentage of earnings that is paid to shareholders; dividends declared divided by EPS.

Portfolio Roles: Grow = Profitably grow competitively advantaged positions; Core = Maximize cash in stable, competitive positions; Fix = Rapidly improve (< 12 months), or exit.

Return on Equity: Net earnings divided by equity; a measure of the amount earned on the investment of the stockholders.

Revolving Credit: Contractual agreement to loan up to a specified amount of money, for a specified period of time; any amounts repaid can be borrowed again.

ROGI: After-tax return on gross investment; equal to: (EBITA – Taxes) / (Working Capital + Gross PP&E).

S&P 500: An index of 500 widely-held large-company stocks that reflects the general performance of the U.S. stock market.

Same Location Sales Growth: See Organic Sales Growth.

Segment: A major subset of the company's operations that contains business groups and units. Leggett & Platt reports results in four segments.

Steel Rod: Commodity product produced at steel mills. Rod looks like a coil of thick wire and is rolled (or formed) from a billet (which is a long bar of steel). Rod is commonly used to make wire, reinforcing mesh, bolts and nails.

Store Fixture: Shelving, display case, rack, cart, kiosk, partition, or cabinet used to hold or present a product in a retail environment.

Total Business Unit Return (TBR): Analogous to TSR, but at the BU Level; equal to: (Change in BU Market Value + Free Cash Flow) / Initial BU Market Value.

Total Capitalization: The sum of four balance sheet items: long-term debt, other liabilities, deferred income taxes and equity. A measure of the total amount invested in the firm by both shareholders and lenders.

Total Sales: Net sales plus inter-segment sales.

Total Shareholder Return (TSR): Total benefit investor realizes from owning our stock; equal to: (Change in Stock Price + Dividends) / Initial Stock Price.

Working Capital: The strict accounting definition is: current assets less current liabilities. Many companies, including Leggett & Platt, exclude cash and equivalents, as well as current maturities of long term debt, when analyzing how efficiently working capital is being utilized.

DIVIDEND INFORMATION

Dividend Policy:

The Company targets dividend payout (over the long term) of approximately 50-60% of net earnings, though payout will likely be higher in the near term. Leggett & Platt believes in consistently paying dividends, is proud of its dividend growth record, and intends to extend that record into the future. Quarterly dividends are usually declared in February, May, August, and November, and paid about two weeks after the start of the following quarter. For 2013, the Company's anticipated payment dates are April 15, July 15, October 15, and January 15 (of 2014).

Dividend Record:

- 41 Consecutive Annual Increases (from 1971 to 2012)
- 13% Compound Annual Growth Rate
- Member of S&P 500 "Dividend Aristocrats"

Dividends have been paid on the Company's common stock each year since 1939. With $1.14 per share of declared dividends, 2012 was our 41st consecutive year of dividend growth. Over this period dividends have doubled about every 5 years, yielding a compound average growth rate of 13%. We know of only two other S&P 500 firms that have achieved as long a string of consecutive dividend increases at the growth rate we have sustained.

Dividend History

Cents per share



120
90
60
30
0
1992
1997
2002
2007
2012

CORPORATE INFORMATION

Mailing Address:

Leggett & Platt, Incorporated
P.O. Box 757
Carthage, MO 64836-0757
(417) 358-8131

Annual Meeting:

May 9, 2013, at 10:00 a.m. (local time), at the Company's Wright Conference Center, 1 Leggett Road, Carthage, Missouri.

Stockholder Inquiries:

Inquiries regarding dividend payments, lost dividend checks, stock transfers, address or name changes, duplicate mailings, lost stock certificates, or Form 1099 information should be directed to the Transfer Agent.

Direct Deposit of Dividends:

The Company strongly encourages shareholders to have dividends deposited directly to their checking account, as this reduces expenses. Please contact the Transfer Agent for more information.

Transfer Agent and Registrar:

Wells Fargo Shareowner Services
Attn: Leggett & Platt, Incorporated
P.O. Box 64854
St. Paul, MN 55164-0854
Phone: (800) 468-9716
www.wellsfargo.com/com/shareowner_services

Web Site: www.leggett.com

Press releases, Forms 10-K and 10-Q, the Annual Report, corporate governance information, and a variety of other items are available on the Investor Relations portion of the Company's website.

Form 10-K:

The Company's Form 10-K is contained within this document. The exhibits to the Form 10-K are available on Leggett & Platt's web site, or may be obtained from Investor Relations for a reasonable fee.

Independent Registered Public Accounting Firm:

PricewaterhouseCoopers LLP
St. Louis, Missouri

Contacting the Audit Committee:

Should you become aware of any questionable accounting, internal controls or auditing matters, you may report your concerns confidentially to the Company's Audit Committee. You may request written acknowledgment of your written concern.

Call: (888) 401-0536
Write: L&P Audit Committee
Attn: Ben Burns
P.O. Box 757
Carthage, MO 64836
Email: auditcommittee@leggett.com

Investor Relations:

General information about Leggett & Platt and its common stock may be obtained from the Investor Relations department:

David M. DeSonier, Senior VP
Susan R. McCoy, Staff VP
Janna M. Fields, Specialist

Web: www.leggett.com
Phone: (417) 358-8131
Email: invest@leggett.com

Listed:

The New York Stock Exchange
(ticker = LEG)

Stock Analyst Coverage:

Hilliard Lyons
Longbow Research
Monness Crespi & Hardt
Raymond James
Sidoti & Company
Stifel Nicolaus
SunTrust Robinson Humphrey

Contacting the Board of Directors:

Individuals may email the Board at boardchair@leggett.com or write to: L&P Board Chair, P.O. Box 637, Carthage, MO 64836. Mr. Fisher, the Independent Chair, will receive all communications directly.

Leggett & Platt
INCORPORATED
Leggett.com

LEGGETT & PLATT AT A GLANCE

Strategy
- Total Shareholder Return (TSR[1]) is our primary financial metric
- TSR derived from four activities: 1) margin improvement, 2) dividend yield, 3) revenue growth, and 4) stock buyback
- Business units each have a specific "role" in portfolio (Grow, Core, Fix, or Divest) based upon their competitive advantages, market position, and financial health
- Business unit bonus is tied to return on assets
- Long term growth relies on successful product innovation and development of new growth platforms

Leggett & Platt Distinctives
- 5-year TSR (2008 - 2012) in top 11% of the S&P 500
- Leggett investors doubled their money over the five years ending 12-31-2012, if they reinvested dividends
- Dividends increased by 13% annual average for 41 consecutive years – one of the best records among the S&P 500
- Financial stability, strong balance sheet, solid operating cash flow
- Strong market positions
- Management with "skin in the game"

Cash Use Priorities
1. Fund capital needs and dividends
2. If needed (e.g. sales increase), expand working capital
3. Fund acquisitions, if any
4. Use excess cash flow, if any, to repurchase stock

Financial Goals & Dividend Policy
- TSR (total shareholder return) in top 1/3 of S&P 500
- Steady dividend increases; 50-60% payout
- 30% - 40% net debt to net capital
- Long-term: 4-5% annual growth; ½ GDP, ½ acquisitions

Capital Structure
- About $4 billion market cap; $5 billion enterprise value
- 29% net debt to net capital at Dec. 31, 2012
- 142 million shares outstanding at Dec. 31, 2012
- Standing authorization to buy back up to 10m shares annually

Stock Information
- Listed on NYSE; ticker = LEG; approximately 38,000 shareholders
- Current indicated annual dividend of $1.16 per share
- Dividend yield = 4.3% (on $27.22 year-end stock price)
- 2012 price range of $19.26 - $27.89
- 2012 daily volume averaged 1.8 million shares
- About 15% of stock owned by management and employees, directors, retirees, merger partners, and their family members
- Compound annual TSR of 14% since 1967 IPO

Quick Facts
- 2012 sales of $3.72 billion; 27% international
- Broad customer base; mainly manufacturers and retailers
- Few large competitors; almost none are public
- 4 Reporting Segments; 10 Groups; 20 Business Units
- 18,000 employees; 130 manufacturing facilities in 17 countries

2012 Accomplishments
- Achieved record EPS
- EBIT margin improved notably
- Completed first significant acquisition since 2007
- 3-year TSR (2010-2012) in the top 37% of S&P 500 companies
- Maintained strong balance sheet; low debt level
- 41st consecutive annual dividend increase

Recognition
- One of Standard & Poor's "Dividend Aristocrats"
- Included in *Mergent's Dividend Achievers* list of consistent dividend growers

Profile
S&P 500 diversified manufacturer that conceives, designs and produces a wide range of engineered components and products that can be found in most homes, offices, and automobiles, and in many retail stores and commercial aircraft. Leading U.S. manufacturer of a variety of products including:
- Components for bedding and residential furniture
- Components for office furniture
- Adjustable beds
- Carpet padding
- Drawn steel wire
- Thin wall, large diameter, welded tubing for aerospace
- Automotive seat support and lumbar systems
- Bedding industry machinery

Brief History
1883: Partnership founded in Carthage, Missouri
1901: Leggett & Platt was incorporated
1967: Company went public; revenues of $13 million
1979: Listed on New York Stock Exchange (LEG)
1990: Revenues exceed $1 billion
1998: Included in the FORTUNE 500
1999: Added to the S&P 500 index
2007: Announced major changes to strategy
2008: 125th Anniversary

Peer Group
Ten large, diversified manufacturing peers.

Ticker	Sales	Name
CSL	3.6	Carlisle Companies (construction materials, transportation)
DHR	18.3	Danaher Corporation (instrumentation, tools, components)
DOV	8.1	Dover Corporation (industrial products, mfg. equipment)
ETN	16.3	Eaton Corporation (hydraulic, electrical, truck)
EMR	24.4	Emerson Electric Company (electrical, electronics)
ITW	17.9	Illinois Tool Works (fluids, tooling, measurement)
IR	14.0	Ingersoll-Rand (refrigeration, security, pneumatics)
MAS	7.7	Masco Corporation (home and building products)
PNR	4.4	Pentair Inc. (enclosures, tools, water products)
PPG	15.2	PPG Industries (chemicals, glass, coatings)

Sales are in billions of dollars, for full year 2012

[1] *TSR = (Change in Stock Price + Dividends) / Beginning Stock Price*